As filed with the Securities and Exchange Commission on November 9, 2007
Registration No. 333-145304
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
FORM SB-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
NITROSECURITY, INC.
(Name of small business issuer in its charter)

Delaware	7372	20-2290085
(State or Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

230 Commerce Way, Suite 325
Portsmouth, NH 03801
(603) 766-8160
(603) 766-8169 Facsimile
(Address and telephone number of principal executive offices and principal place of business)

Kenneth R. Levine
President and Chief Executive Officer
NitroSecurity, Inc.
230 Commerce Way, Suite 325
Portsmouth, NH 03801
(603) 766-8160
(603) 766-8169 Facsimile
(Name, address and telephone number of agent for service)

Please send copies of all communications to:

Philip P. Rossetti, Esq.	Joel J. Goldschmidt, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP	Morse, Zelnick, Rose & Lander, LLP
60 State Street	405 Park Avenue, Suite 1401
Boston, Massachusetts 02109	New York, New York 10022
(617) 526-6000	(212) 838-8269
(617) 526-5000 Facsimile	(212) 838-9190 Facsimile

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

			Proposed Maximum
			Offering Price	Proposed Maximum	Amount of
Title of Each Class of	Amount to be		per Unit/Share/	Aggregate	Registration
Securities to be Registered	Registered		Warrant(1)	Offering Price(1)	Fee(2)
Units, consisting of one share of common stock, $0.01 par value, and one warrant to purchase one share of common stock	2,012,500	(3)	$10.00	$20,125,000	$617.84
Common stock included in the units	2,012,500	(3)	—	—	—
Warrants to purchase common stock included in the units	2,012,500	(3)	—	—	—
Common stock underlying the warrants included in the units(4)	2,012,500	(3)	$15.00	$30,187,500	$926.76
Underwriters’ warrants	175,000		—	—	(5)
Units issuable upon exercise of the underwriters’ warrants	175,000		$12.00	$2,100,000	$64.47
Common stock included in the units issuable upon exercise of the underwriters’ warrants(4)	175,000		—	—	—
Warrants to purchase common stock included in the units issuable upon exercise of the underwriters’ warrants	175,000		—	—	—
Common stock underlying the warrants included in the units issuable upon exercise of the underwriters’ warrants(4)	175,000		$15.00	$2,625,000	$80.59
Total				$55,037,500	$1,689.66 (6)

(1)	Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(a) under the Securities Act.

(2)	Calculated pursuant to Rule 457(a) based on an estimate of the proposed maximum aggregate offering price.

(3)	Includes 262,500 units issuable upon exercise of the underwriters’ over-allotment option.

(4)	Pursuant to Rule 416 under the Securities Act, there are also being registered hereby such additional indeterminate number of shares as may become issuable pursuant to the antidilution provisions of the warrants.

(5)	No registration fee required pursuant to Rule 457 of the Securities Act

(6)	The entire amount of the registration fee in connection with this Registration Statement has been paid previously.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (SUBJECT TO COMPLETION)
DATED NOVEMBER 9, 2007
1,750,000 Units

each consisting of

one share of common stock and one redeemable warrant

This is our initial public offering. We are offering 1,750,000 units, each unit consisting of one share of common stock and one redeemable warrant. Each warrant entitles its holder to purchase one share of common stock at an exercise price equal to 150% of the initial public offering price of the units. The warrants are exercisable at any time after they become separately tradable, which we expect will be 30 days after the date of this prospectus, until their expiration date, five years after the date of this prospectus. We may redeem some or all of the warrants at a price of $0.25 per warrant at any time beginning six months after the date of this prospectus by giving the holders 30 days’ prior written notice, which we may do at any time after the closing price for our common stock on the NASDAQ Capital Market has equaled or exceeded 200% of the initial public offering price of the units for any five consecutive trading days.

We anticipate that the initial public offering price of the units will be between $8.00 and $10.00 per unit.

Initially, only the units will trade. The common stock and the warrants included in the units will begin trading separately on the 30th calendar day following the date of this prospectus or the first trading day thereafter if the 30th calendar day falls on a weekend or is a holiday. Once separate trading in the common stock and warrants begins, trading in the units will cease and the units will be delisted.

We have applied to list the units, common stock and warrants on the NASDAQ Capital Market under the symbols “NITRU,” “NITR” and “NITRW,” respectively.

Investing in these units involves significant risks. See “Risk Factors” beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the disclosures in this prospectus. Any representation to the contrary is a criminal offense.

	Per Unit	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds to us, before expenses	$	$

We have also agreed to pay Paulson Investment Company, Inc., the representative of the underwriters of this offering, a nonaccountable expense allowance equal to 2% of the total public offering price for the 1,750,000 units offered by this prospectus and to issue to the underwriters warrants covering an aggregate of 175,000 units, identical to the units offered by this prospectus, having an exercise price per unit equal to 120% of the initial public offering price of the units.

We have also granted the underwriters a 45-day option to purchase up to an additional 262,500 units to cover over-allotments.

Paulson Investment Company, Inc.

The date of this prospectus is          , 2007

Page

Prospectus Summary	1
Risk Factors	7
Special Note Regarding Forward-Looking Statements	21
Use of Proceeds	22
Capitalization	23
Dividend Policy	25
Dilution	26
Management’s Discussion and Analysis of Financial Condition and Results of Operations	28
Business	43
Management	53
Certain Relationships and Related Transactions	68
Principal Stockholders	75
Description of Securities	77
Shares Eligible for Future Sale	83
Underwriting	85
Legal Matters	88
Experts	88
Where You Can Find More Information	88
Index to Financial Statements	F-1
Ex-1 Form of Underwriting Agreement
Ex-3.2 Form of Restated Certificate of Incorporation
Ex-3.3 Form of Restated Certificate of Incorporation
Ex-3.5 Form of Amended and Restated By-Laws of the Registrant
Ex-4.1 Form of Common Stock Certificate
Ex-4.3 Form of Unit Certificate
Ex-4.4 Form of Warrant Agreement
Ex-4.5 Form of Underwriters' Warrant
Ex-5.1 Opinion of Wilmer Cutler Pickering Hale and Dorr LLP
Ex-5.2 Opinion of Stoel Rives LLP
Ex-10.6 Stock Option Agreements under the 2005 Stock Option Plan
Ex-10.9 2007 Stock Incentive Plan
Ex-10.10 Form of Incentive Stock Option Agreement under the 2007 Stock Incentive Plan
Ex-10.11 Form of Nonstatutory Stock Option Agreement under the 2007 Stock Incentive Plan
Ex-10.26 Form of Director and Executive Officer Indemnification Agreement
Ex-10.27 Amended and Restated Registration Agreement
Ex-10.30 Separation Agreement (Terry B. Christensen)
Ex-23.2 Consent of Carlin, Charron & Rosen, LLP
Ex-23.4 Consent of Robert A. Angell, III
Ex-23.5 Consent of Paul G. Paget, Jr.
Ex-23.6 Consent of Arthur R. Roldan

You should rely only on the information contained in this document and any free writing prospectus prepared by us or on our behalf or to which we have referred you. We have not authorized anyone to provide you with any other information. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information appearing elsewhere in this prospectus, including our financial statements and related notes and the risk factors beginning on page 7, before deciding whether to purchase our securities. Unless the context otherwise requires, we use the terms “NitroSecurity,” “our company,” “we,” “us” and “our” in this prospectus to refer to NitroSecurity, Inc. and its predecessor.

NitroSecurity

Overview

NitroSecurity provides hardware and software products for the information security monitoring, analysis and protection of computer networks. Our products provide network intrusion prevention and enable information technology professionals to view and analyze the real-time and historical relationships between network traffic flow and security event data in order to identify and block harmful or unwanted traffic that could adversely affect their networks. We design our products around our proprietary data management technology, NitroEDB, which we believe delivers improved performance and scalability compared to existing data management technologies.

Organizations are increasingly in need of solutions that monitor, analyze and protect their networks from both internal and external threats, with a goal of increasing network availability and avoiding data loss. In addition, organizations are seeking solutions to better protect and store increasing amounts of network data to meet both their own internal requirements and the increasing requirements of regulatory compliance.

We sell our products to medium and large-size companies from a broad range of industries and government agencies. We also sell our products to managed service providers, who in turn provide network security services to a similarly broad range of customers and industries. Since January 1, 2005, we have sold our products, either directly or through our partners, to approximately 130 end-user customers.

Our total revenue increased by approximately $1.4 million, or 91%, to $2.9 million in the nine months ended September 30, 2007 from $1.5 million in the nine months ended September 30, 2006. Our net loss was approximately $10.5 million for the year ended December 31, 2006 and $8.4 million for the nine months ended September 30, 2007. As of September 30, 2007, we had cumulative net losses of approximately $40.7 million.

Industry Background

We compete in the intrusion prevention and network security management markets. In recent years, these markets have had to adapt to, among other things, an increased need for network security by organizations of all sizes, increased amounts of network data that must be analyzed and stored and increased regulatory requirements regarding network security. Many products have been developed in an attempt to collect and process the massive amount of information generated by network and security infrastructures, but most of these products are limited in their capability to process both real-time and forensic network and security data. Consequently, the intrusion prevention and network security management markets are in need of more advanced network security solutions that protect vital information assets in real-time.

Our Strategy

Our strategy is focused on both becoming a leading provider of network security products and developing products to apply NitroEDB to the broader data management market and the complex event processing market. We intend to become a leading provider of network security products by, among other things, enhancing our products and core technology, increasing our original equipment manufacturer, strategic partner and distribution channels, expanding our customer base, expanding our relationships with our customers, strengthening our presence outside of the United States and expanding into other network security markets. We also believe that the performance and scalability characteristics of NitroEDB are well suited for solving complex problems in many markets outside of intrusion prevention and network security management. As a result, we are exploring opportunities to apply NitroEDB to the broader data management market and the complex event processing market.

Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties, as more fully described under “Risk Factors” beginning on page 7, which you should carefully consider prior to deciding whether to invest in our securities. For example:

•	we have had operating losses and negative cash flow from operating activities for several years, we expect to continue to incur losses and negative cash flow in the future and we may never reach or maintain positive cash flow or profitability;

•	we may require additional capital in the future to operate and grow our business as planned, which may not be available to us on favorable terms, or at all, and may dilute your ownership of our common stock;

•	our independent registered public accounting firm has substantial doubt about our ability to continue as a going concern, which, if we were not able to do, would cause you to lose your entire investment;

•	our prior independent registered public accounting firm determined that material weaknesses exist relating to our internal controls and procedures, which, if we are unable to address and resolve, may result in our failure to meet reporting requirements established by the Securities and Exchange Commission, or SEC, and investors may lose confidence in us;

•	we face intense competition in the intrusion prevention and network security management markets, especially from larger, better-known companies, and we may lack sufficient financial or other resources to maintain or improve our competitive position; and

•	our quarterly results of operations are likely to be unpredictable, which could cause the trading price of our stock to fluctuate.

Corporate Information

We were incorporated in Minnesota on October 20, 1994 under the name D.G.H. Limited and subsequently changed our name to Go2Market.com Incorporated on December 1, 1999. On February 18, 2005, we reincorporated in Delaware and changed our name to NitroSecurity, Inc. Our principal executive office is located at 230 Commerce Way, Suite 325, Portsmouth, NH 03801 and our telephone number is (603) 766-8160. Our web address is www.nitrosecurity.com. The information contained on our website or that can be accessed through our website is not part of this prospectus, and investors should not rely on that information in deciding whether to purchase the units that we are offering.

“NitroSecurity,” “NitroEDB,” “NitroView,” “NitroGuard,” “N-Tree,” “Any-Memory,” the NitroSecurity logo and our other trademarks or service marks appearing in this prospectus are our property. This prospectus contains additional trade names, trademarks and service marks that are the property of other persons.

The Offering

Securities offered	1,750,000 units, each unit consisting of one share of common stock and one redeemable warrant to purchase one share of common stock. Initially, only the units will trade. The common stock and the warrants included in the units will begin trading separately on the 30th calendar day following the date of this prospectus or the first trading day thereafter if the 30th calendar day falls on a weekend or is a holiday. Once separate trading in the common stock and warrants begins, trading in the units will cease, and the units will be delisted.

Warrants	The warrants included in the units will be exercisable at any time after they become separately tradable. The exercise price of each warrant will be 150% of the initial public offering price of the units. The warrants expire on the fifth anniversary of the date of this prospectus, but if the warrants are not exercisable at that time because a current registration statement for the underlying shares is not available, then the expiration date will be extended until 30 days following notice from us that the warrants are again exercisable. Nevertheless, there is a possibility that the warrants will never be exercisable, when in-the-money or otherwise, and that warrant holders will never receive shares or payment of cash in settlement of the warrants. See “Risk Factors — If we do not maintain an effective registration statement or comply with applicable state securities laws, you may not be able to exercise the warrants issued in this offering” for more details.

Redemption of warrants underlying units	Beginning six months after the date of this prospectus, we will have the right to redeem the warrants issued in this offering at a redemption price of $0.25 per warrant at any time after the closing price of our common stock, as reported on the NASDAQ Capital Market, has equaled or exceeded 200% of the initial public offering price of the units for any five consecutive trading days. We are required to give 30 days’ prior written notice of our intention to redeem the warrants.

Shares of common stock to be outstanding after this offering	4,833,299 shares

Use of proceeds	We intend to use the net proceeds from this offering for sales and marketing activities, research and technology development, the repayment of a portion of our indebtedness and other general corporate purposes. We may use a portion of the proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business. See “Use of Proceeds” for more information.

Risk factors	You should carefully read the “Risk Factors” section and other information included in this prospectus for a discussion of factors to consider before deciding to invest in our securities.

Proposed NASDAQ Capital Market symbols	Units NITRU Common stock NITR Warrants NITRW

The number of shares of our common stock to be outstanding after this offering is based on the number of shares of our common stock outstanding as of September 30, 2007 and excludes:

•	436,556 shares of our common stock issuable upon exercise of stock options outstanding as of September 30, 2007, which have exercise prices ranging from $2.80 to $6.51 per share;

•	63,444 additional shares of our common stock reserved for future issuance under our 2007 stock incentive plan;

•	9,475 shares of our common stock issuable upon exercise of warrants outstanding as of September 30, 2007, which have exercise prices ranging from $4.20 to $87.50 per share;

•	1,750,000 shares of our common stock issuable upon exercise of warrants included in the units sold in this offering;

•	175,000 shares of our common stock issuable upon exercise of the underwriters’ warrants to purchase units;

•	175,000 shares of our common stock issuable upon exercise of the warrants issuable upon exercise of the underwriters’ warrants to purchase units; and

•	525,000 shares of our common stock issuable upon exercise of the over-allotment option granted to the underwriters, including the shares underlying the warrants included in the units underlying that option.

All information contained in this prospectus reflects a one-for-twenty reverse split of our common stock and preferred stock that was effected on October 18, 2006.

In addition, except as otherwise noted, and except for the summary financial data contained in this summary and the financial statements beginning on page F-1, all information contained in this prospectus assumes the following:

•	a one-for-seven reverse split of our common stock that has been approved by our board of directors and stockholders and will be effected prior to the effectiveness of the registration statement of which this prospectus is a part;

•	the automatic conversion of all of our outstanding shares of preferred stock into 2,620,098 shares of our common stock upon the effectiveness of the registration statement of which this prospectus is a part;

•	the issuance of 214,630 shares of our common stock as payment for the accrued dividend on our Series C preferred stock upon the automatic conversion of our preferred stock into common stock, assuming that such automatic conversion occurs on November 30, 2007;

•	the issuance of 129,308 shares of our common stock upon conversion of the principal and interest due under convertible promissory notes that we issued in November and December 2006 immediately prior to the effectiveness of the registration statement of which this prospectus is a part, assuming that such effectiveness occurs on November 30, 2007;

•	the expiration of warrants to purchase 30,662 shares of our common stock upon the effectiveness of the registration statement of which this prospectus is a part;

•	the filing of our restated certificate of incorporation and the adoption of our amended and restated by-laws following the effectiveness of the registration statement of which this prospectus is a part; and

•	no exercise of the over-allotment option granted to the underwriters to purchase up to an additional 262,500 units.

Summary Financial Data

	Nine Months Ended			Fiscal Year Ended
	September 30,			December 31,
	2006	2007		2005	2006

Statement of Operations Data:
Revenue:
Product	$867,735	$1,775,180		$669,388	$1,431,738
Service	652,564	1,129,376		525,877	921,459
Royalties	—	—		633,820	—

Total revenue	1,520,299	2,904,556		1,829,085	2,353,197
Cost of revenue	575,753	938,254		1,041,480	787,240

Gross profit	944,546	1,966,302		787,605	1,565,957

Operating expenses:
Sales and marketing	4,102,348	4,390,604		8,187,204	5,404,113
Research and development	2,374,842	2,357,026		2,716,443	3,472,398
General and administrative	1,144,799	1,829,752		1,755,664	1,463,636

Total operating expenses	7,621,989	8,577,382		12,659,311	10,340,147

Loss from operations	(6,677,443)	(6,611,080)		(11,871,706)	(8,774,190)
Other expense:
Interest expense related to beneficial conversion	510,026	532,080		—	685,497
Interest expense, net of interest income	18,960	135,235		211,613	21,875
Interest cost related to accretion of Series C convertible preferred stock	726,249	1,100,097		—	1,018,674

Total other expense	1,255,235	1,767,412		211,613	1,726,046

Loss before income taxes	(7,932,678)	(8,378,492)		(12,083,319)	(10,500,236)
Provision for income taxes	—	—		—	—

Net loss	$(7,932,678)	$(8,378,492)		$(12,083,319)	$(10,500,236)

Net loss per share-basic and diluted	$(9.33)	$(9.19	)(1)	$(15.64)	$(12.27)

Weighted average number of common shares outstanding-basic and diluted	772,583	792,202	(1)	772,583	772,583

(1)	Net loss per share-basic and diluted is $(2.37) and weighted average number of common shares outstanding-basic and diluted is 3,077,208 on a pro forma basis to reflect (i) a one-for-seven reverse split of our common stock that has been approved by our board of directors and stockholders and will be effected prior to the effectiveness of the registration statement of which this prospectus is a part, (ii) the automatic conversion of all of our outstanding shares of preferred stock into 2,620,098 shares of our common stock upon the effectiveness of the registration statement of which this prospectus is a part, (iii) the issuance of 214,630 shares of our common stock as payment for the accrued dividend on our Series C preferred stock upon the automatic conversion of our preferred stock into common stock, assuming that such automatic conversion occurs on November 30, 2007, (iv) the issuance of 129,308 shares of our common stock upon conversion of the principal and interest due under convertible promissory notes that we issued in November and December 2006 immediately prior to the effectiveness of the registration statement of which this prospectus is a part, assuming that such effectiveness occurs on November 30, 2007, and (v) the expiration of warrants to purchase 30,662 shares of our common stock upon the effectiveness of the registration statement of which this prospectus is a part.

	Nine Months Ended		Fiscal Year Ended
	September 30,		December 31,
	2006	2007	2005	2006
	(In thousands)

Other GAAP and Non-GAAP Financial Data:
Product and service revenue	$1,520	$2,905	$1,196	$2,353
Deferred revenue, end of period	1,743	4,809	1,577	1,744
Deferred revenue, beginning of period	(1,577)	(1,744)	(186)	(1,577)
Product and service billings(1)	1,686	5,970	2,587	2,520
Cash flow from operating activities	(7,744)	(4,079)	(9,680)	(8,636)

(1)	Product and service billings, which is not a measure under generally accepted accounting principles in the United States, or GAAP, represents the amount invoiced for products that are delivered and services that are to be delivered for which we expect payment under our typical payment terms. We present the product and service billings metric because we believe that it provides investors with a consistent basis for understanding our direct and indirect sales activity over time. We use product and service billings as a metric to assess our business performance. Products are billed as delivered. Post-contract support, or PCS, is billed at the start of the contract term.

The following table summarizes our balance sheet data as of September 30, 2007:

•	on an actual basis;

•	on a pro forma basis to reflect (1) a one-for-seven reverse split of our common stock that has been approved by our board of directors and stockholders and will be effected prior to the effectiveness of the registration statement of which this prospectus is a part, (2) the automatic conversion of all of our outstanding shares of preferred stock into 2,620,098 shares of our common stock upon the effectiveness of the registration statement of which this prospectus is a part, (3) the issuance of 214,630 shares of our common stock as payment for the accrued dividend on our Series C preferred stock upon the automatic conversion of our preferred stock into common stock, assuming that such automatic conversion occurs on November 30, 2007, (4) the issuance of 129,308 shares of our common stock upon conversion of the principal and interest due under convertible promissory notes that we issued in November and December 2006 immediately prior to the effectiveness of the registration statement of which this prospectus is a part, assuming that such effectiveness occurs on November 30, 2007, and (5) the expiration of warrants to purchase 30,662 shares of our common stock upon the effectiveness of the registration statement of which this prospectus is a part; and

•	on a pro forma as adjusted basis to reflect the pro forma adjustments above, as well as (1) the filing of our restated certificate of incorporation following the effectiveness of the registration statement of which this prospectus is a part, (2) our issuance and sale of 1,750,000 units in this offering at an assumed initial public offering price of $9.00 per unit, the mid-point of the estimated price range shown on the cover page of this prospectus, after deducting the estimated underwriting discount and offering expenses payable by us, and (3) the payment by us of approximately $2.05 million to repay a portion of our outstanding indebtedness as described under “Use of Proceeds.”

	As of September 30, 2007
			Pro Forma
	Actual	Pro Forma	as Adjusted
	(Unaudited, in thousands)

Balance Sheet Data:
Cash and cash equivalents	$1,799	$1,799	$10,751
Total assets	6,578	6,578	15,530
Working capital	(4,858)	(3,858)	9,094
Total stockholders’ equity (deficit)	(22,753)	(5,097)	5,872

RISK FACTORS

This offering and an investment in our securities involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus, including our financial statements and related notes, before you purchase any units. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, could negatively impact our business, results of operations or financial condition in the future. If any of the following risks and uncertainties develop into actual events, our business, results of operations or financial condition could be adversely affected. In those cases, the trading price of our securities could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We have had operating losses and negative cash flow from operating activities for several years and expect to continue to incur losses and negative cash flow. We may never reach or maintain positive cash flow or profitability.

Our net loss was approximately $12.1 million for the year ended December 31, 2005, $10.5 million for the year ended December 31, 2006 and $8.4 million for the nine months ended September 30, 2007. As of September 30, 2007, we had cumulative net losses of approximately $40.7 million and a working capital deficit of approximately $4.9 million.

We expect to continue to incur operating losses for the foreseeable future, and there can be no assurance that we will ever achieve profitability. If we continue to experience negative cash flow and operating losses, our ability to continue as a going concern could be in substantial doubt. Becoming profitable will depend in large part on our ability to generate and sustain increased revenue levels in future periods and manage our operational expenses properly. In addition, if our new products and product enhancements fail to achieve adequate market acceptance, our revenue may not grow as quickly as we expect or may decline. We expect that our operating expenses will continue to increase in the foreseeable future as we (i) seek to expand our customer base, (ii) increase our sales and marketing efforts, (iii) continue to invest in research and development of our technologies and product enhancements, and (iv) incur significant new costs associated with becoming a public reporting company. These efforts may be more costly than we expect, and we can not assure you that we can increase our revenue enough to offset our higher operating expenses. If our revenue does not increase at a greater rate than our expenses, we will not become and remain profitable.

We may require additional capital in the future to operate and grow our business as planned, which may not be available to us on favorable terms, or at all, and may dilute your ownership of our common stock.

As of September 30, 2007, we had cash and cash equivalents of approximately $1.8 million. In addition, as of September 30, 2007, we had outstanding indebtedness in the aggregate principal amount of approximately $5.0 million. Even after the closing of this offering, we may require additional capital from debt or equity financings in the future to fund (i) the expansion of our sales and marketing activities, (ii) research and technology development, (iii) the repayment of some of our outstanding indebtedness, (iv) other general corporate purposes, or (v) potential acquisition or other investment opportunities. We may not be able to secure timely additional financing on favorable terms, or at all. The terms of any additional financing may also place limits on our financial and operating flexibility. If we are unable to obtain adequate financing or financing on terms satisfactory to us, if and when we require it, our ability to grow or support our business and to respond to business challenges could be significantly limited. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new securities we issue could have rights, preferences and privileges senior to those of holders of our common stock, including shares of common stock sold in this offering.

Our independent registered public accounting firm has substantial doubt about our ability to continue as a going concern. If we cannot continue as a going concern, you could lose your entire investment.

In its report related to our financial statements as of December 31, 2006 and for the years ended December 31, 2006 and 2005, which are contained elsewhere in this prospectus, our independent registered public accounting firm, Carlin, Charron & Rosen, LLP, included an explanatory paragraph stating that because we have suffered recurring losses from operations, have a net capital deficiency and a net working capital deficiency, there is substantial doubt about our ability to continue as a going concern. If we cannot continue as a going concern, it is likely that your entire investment will be lost. Our ability to continue as a going concern will depend, in large part, on our ability to obtain additional financing — preferably from the sale of equity securities — to fund future operations and to significantly increase our revenue. However, we may not be able to secure timely additional financings on favorable economic terms, or at all. This offering is a principal element of our plan to move towards profitable operations. Even if this offering is completed, if, in the future, we are unable to achieve positive cash flow from operating activities or secure additional financing as needed, we may not be able to continue as a going concern and you could lose your entire investment.

Our prior independent registered public accounting firm determined that material weaknesses existed related to our internal controls and procedures. In the event we are unable to address and resolve these material weaknesses, we may fail to meet reporting requirements established by the SEC and investors may lose confidence in us.

On May 31, 2007, Vitale, Caturano & Company, Ltd., our prior independent registered public accounting firm, sent a letter to the audit committee of our board of directors noting certain deficiencies in our internal controls that they considered to be material weaknesses. Vitale, Caturano & Company, Ltd. indicated that we did not maintain adequate accounting and finance personnel, that our accounting system required significant manual effort, that we were unable to identify, assess and resolve accounting issues, and that we lacked formal, documented procedures and controls over transaction processing and financial reporting. Vitale, Caturano & Company, Ltd. considered these material weaknesses in determining the nature, timing and extent of the audit tests that were applied to their audits. In connection with their reaudit of our financial statements as of and for the fiscal year ended December 31, 2004, including audit procedures deemed necessary in their professional judgment related to our January 1, 2004 opening balances, Vitale, Caturano & Company, Ltd. noted that our previously audited financial statements contained many errors, including with respect to revenue recognition, capitalization of software development costs, accounting for stock options, accrued expenses and accounting for income taxes.

We are in the process of remediating the material weaknesses identified above in order to help prevent and detect further errors in the financial statement closing and reporting process. After we received the letter from Vitale, Caturano & Company, Ltd., the firm of Carlin, Charron & Rosen, LLP reaudited our financial statements for the year ended December 31, 2005. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Changes in Accountants.” If these measures are insufficient to address the issues raised, or if we discover additional internal control deficiencies, we may fail to meet reporting requirements established by the SEC, investors may lose confidence in us, our financial statements may contain material misstatements and require restatement, and our business, results of operations and financial condition may be harmed.

As a result of becoming a public reporting company, we will be obligated to develop and maintain proper and effective internal controls over financial reporting, which will be burdensome and costly. We may not complete our analysis of our internal controls over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations of the SEC thereunder, which we refer to as Section 404, to furnish a report by management on, among other things, the effectiveness of our internal controls over financial reporting beginning with our Annual Report on Form 10-K for the year ending December 31, 2008. This assessment will need to include disclosure of any material weaknesses identified by management in our internal controls over financial reporting, as well as a statement that our auditors have issued an attestation report on management’s assessment of our internal controls.

We are just beginning the costly and challenging process of compiling the system and processing documentation so that we will be able to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal controls over financial reporting, we will be unable to assert that our internal controls are effective. If we are unable to assert that our internal controls over financial reporting are effective, or if our auditors are unable to attest that management’s report is fairly stated or they are unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on the price of our common stock. In addition, if we fail to achieve and maintain the adequacy of our internal controls, it might make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, which could impact our ability to retain or attract qualified people in those capacities, and we might be forced to accept reduced policy limits and coverage and/or incur substantially higher costs to obtain the same or similar coverage.

We face intense competition in the intrusion prevention and network security management markets, especially from larger, better-known companies, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

The markets for intrusion prevention and network security management solutions are extremely competitive and we expect competition to continue in the future. We cannot assure you that we will be able to compete successfully against our current or potential competitors, especially those with significantly greater financial resources or brand name recognition.

Our chief competitors include manufacturers and software developers that focus on intrusion detection and prevention, security information and event management that are currently selling products and services that compete with our products and services. These competitors include ArcSight, Inc., 3Com Corporation, Cisco Systems, Inc., IBM, Juniper Networks, Inc., LogLogic, Inc., McAfee, Inc., netForensics, Inc., Q1 Labs Inc., Reflex Security, Inc., SenSage, Inc., Sourcefire, Inc., Symantec Corporation and Top Layer Networks, Inc. We also compete with other companies that offer products that include components or individual functions that compete with our products and services. Many of our competitors have longer operating histories, greater financial, marketing and technical resources, greater brand recognition and larger customer bases than we do. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements.

We face potential competition from network infrastructure companies that could integrate functions or features similar to our products into their own products, including 3Com, Cisco, EMC Corporation, IBM and Juniper. In addition, we face potential competition from companies that sell software products, such as traditional firewall, anti-virus and other network security solutions that have achieved market acceptance. These companies may expand their product offerings to include other devices and software that compete directly with our products. These companies would have a marketing advantage over us because of their installed customer base.

Competition in the intrusion prevention and network security management markets may intensify as a result of mergers and consolidations. For example, over the past three years, each of 3Com, Cisco, IBM, McAfee, Juniper and Symantec have acquired smaller companies with products and service offerings that are competitive to ours. As a result of these transactions, our competitors now have greater financial, marketing and technical resources than we do. These acquisitions could make the combined entities potentially stronger competitors to us if their products and offerings are effectively integrated.

Our quarterly results of operations are likely to be unpredictable, which could cause the trading price of our stock to fluctuate.

Our results of operations have historically been difficult to predict from period to period, and we expect that they will continue to be so as a result of a number of factors, most of which are outside of our control, including, but not limited to:

•	the budgeting cycles, internal approval requirements and funding available to our existing and prospective customers for the purchase of network security products;

•	the fiscal years of our customers;

•	the timing, size and contract terms of orders received;

•	the product mix of our sales;

•	the timing of revenue recognition for our sales;

•	the announcement or introduction of new product offerings by us or our competitors, and the levels of anticipation and market acceptance of those products;

•	price competition;

•	the general level of perceived threats to network security; and

•	general economic conditions, both domestically and in our foreign markets.

Our prospective customers usually exercise great care and invest substantial time in their network security purchasing decisions. Many of our customers have historically finalized purchase decisions in the last weeks or days of a quarter. Although many of our customers have fiscal years ending on December 31, like we do, others have fiscal years that end at other times. For instance, the U.S. federal government’s fiscal year ends on September 30, which could result in higher revenue for our third quarter, as compared to other quarters. A delay in one large order beyond the end of a particular quarter can substantially diminish our anticipated revenue for that quarter. In addition, many of our expenses must be incurred before we generate revenue.

The cumulative effect of these factors will likely result in fluctuations and unpredictability in our quarterly results of operations, which may result in our failure to meet the revenue or results of operations expectations of securities or industry analysts or investors for any period. If we fail to meet such expectations for these or any other reasons, the market price of our shares could decrease substantially. Therefore, you should not rely on our results of operations in any quarter as being indicative of our results of operations for any future period, nor should you rely on other expectations, predictions or projections of our future revenue or other aspects of our results of operations.

Our ability to sell to the U.S. federal government and its agencies is subject to uncertainties that could have a material adverse effect on our growth prospects and results of operations. Our contracts with the U.S. federal government contain certain provisions that may be unfavorable to us.

The U.S. federal government and its agencies accounted for approximately 7% of our billings during the year ended December 31, 2006 and 53% of our billings for the nine months ended September 30, 2007. Our ability to sell products to the U.S. federal government and its agencies is subject to uncertainties related to the U.S. federal government’s policies and funding priorities and commitments. Any changes in U.S. federal government policies or priorities, including funding levels through agency or program budget reductions by the U.S. Congress or government agencies, could harm our ability to sell products to the U.S. federal government, causing fluctuations in our revenue from these contracts from period to period and resulting in a weakening of our business, results of operations and financial condition.

The majority of our sales to the U.S. federal government and its agencies are performed through partners with whom we maintain contractual relationships for the resale of our products and services. Our contracts with these partners subject us to certain risks and give the U.S. federal government and its agencies rights and remedies not typically found in commercial contracts, including rights that allow the U.S. federal government and its agencies to terminate orders for convenience at any time and for any reason and control or prohibit the export of certain of our products. If the U.S. federal government decides to exercise any of these rights or remedies, it could have a materially adverse effect on our business, financial condition and results of operations.

The market for network security products is rapidly evolving and the complex technology incorporated in our products makes them difficult to develop. If we do not accurately predict, prepare for and respond promptly to technological and market developments and changing customer needs and preferences, our competitive position and business prospects will be harmed.

The market for network security products is relatively new and is evolving rapidly. Moreover, many of our customers rely on internal networks, which require them to add numerous network access points and incorporate a variety of hardware, software applications, operating systems and network protocols. In addition, computer hackers and others who try to attack networks employ increasingly sophisticated new techniques to gain access to and attack systems and networks. Customers look to our products to continue to protect their networks against these threats in this increasingly complex environment without sacrificing network efficiency or causing significant network downtime.

The software in our products is especially complex because it needs to effectively identify and respond to new and increasingly sophisticated methods of attack, while not impeding network performance. We attempt to identify new security vulnerabilities and prevent specific attacks through our Threat Analysis Center, but we cannot guarantee that we will always be successful in identifying and blocking attacks before they cause damage to our customers’ networks or businesses. If we do not quickly respond to the rapidly changing and rigorous needs of our customers by developing and introducing on a timely basis new and effective products, upgrades and services that can respond adequately to new security threats, our competitive position and business prospects will be harmed and the market price of our common stock could decline.

If our new products and product enhancements do not achieve sufficient market acceptance, our results of operations and competitive position will suffer.

We spend substantial amounts of time and money on research and development activities to develop new products and enhance current versions of our existing products to incorporate additional features and improved functionality in order to meet our customers’ rapidly evolving demands for network security. In addition, when we develop a new product or an enhanced version of an existing product, we typically expend significant money and effort to market and promote the offering before it generates any revenue. Therefore, a new or enhanced product must achieve a high level of market acceptance in order to justify our investment in developing and bringing it to market.

Our new products or enhancements could fail to attain sufficient market acceptance for many reasons, including:

•	disruptions or delays in the availability and delivery of our products;

•	defects, errors or failures in our products;

•	inability of our products to interoperate with the networks of our customers;

•	inability of our products to protect against new types of attacks or techniques used by hackers; and

•	negative publicity about the performance or effectiveness of any of our products.

If our new products or enhancements do not achieve adequate acceptance in the market, our competitive position will be impaired, our revenue will not grow and the effect on our results of operations may be particularly acute because of the significant research, development, marketing, sales and other expenses we incurred in connection with the new product.

If we are unable to protect our intellectual property rights, our competitive position could be harmed and we could be required to incur significant expenses to enforce our rights.

Our success depends, in part, on obtaining, maintaining and enforcing our intellectual property and other proprietary rights. We rely on a combination of trade secret, patent, copyright and trademark laws and contractual provisions with employees and third parties, all of which offer only limited protection. Despite our efforts to protect our intellectual property and proprietary information, we may not be successful in doing so. As of September 30, 2007, we had one issued patent and three pending patent applications. The patent issued for our NitroEDB indexing technology is of particular importance to our business because it is the underlying technology for our NitroGuard IPS and NitroView products, which comprise substantially all of our revenue. We cannot be certain that our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims. Even though the NitroEDB technology patent has already been issued to us and others might be issued in the future, they may be contested, or our competitors may be able to develop similar or superior technologies without infringing our patents.

Although we enter into confidentiality, assignment of proprietary rights and license agreements, as appropriate, with our employees and third parties, including our manufacturing firms, and generally control access to and distribution of our technologies, documentation and other proprietary information, we cannot be certain that the steps we take to prevent unauthorized use of our intellectual property rights are sufficient to prevent their misappropriation, particularly in foreign countries where laws or law enforcement practices may not protect our intellectual property rights as fully as in the United States.

Even in those instances where we have determined that another party is breaching our intellectual property and other proprietary rights, enforcing our legal rights with respect to such breach may be expensive and difficult. We may need to engage in litigation to enforce or defend our intellectual property and other proprietary rights, which could result in substantial costs and diversion of management resources. Further, many of our current and potential competitors have the ability to dedicate substantially greater resources to defending any claims by us that they have breached our intellectual property rights.

Claims that we infringe or otherwise misuse the intellectual property of others could subject us to significant liability and disrupt our business, which could have a material adverse effect on our business, results of operations and financial condition.

Our competitors protect their intellectual property rights by means such as trade secrets, patents, copyrights and trademarks. We have not conducted an independent review of patents issued to third parties. Although we have not been involved in any litigation related to intellectual property rights of others, we may in the future be sued for violations of other parties’ intellectual property rights, and the risk of such a lawsuit will likely increase as our size and the number and scope of our products increase, as our geographic presence and market share expand and as the number of competitors in our market increases. Any such claims or litigation could:

•	be time-consuming and expensive to defend, whether meritorious or not;

•	cause shipment delays;

•	divert the attention of our technical and managerial resources;

•	require us to enter into royalty or licensing agreements with third parties, which may not be available on terms that we deem acceptable, or at all;

•	prevent us from operating all or a portion of our business or force us to redesign our products, which could be difficult and expensive and may degrade the performance of our products;

•	subject us to significant liability for damages or result in significant settlement payments; and/or

•	require us to indemnify our customers, partners or suppliers.

Any of the foregoing could disrupt our business and have a material adverse effect on our business, results of operations and financial condition.

Marketing to most of our target customers involves long sales and implementation cycles, which may cause our revenue and results of operations to vary significantly.

We market our products primarily to medium and large-size companies, academic institutions and government agencies. A prospective customer’s decision to purchase our products will often involve a significant commitment of its resources and a lengthy evaluation and product qualification process. Throughout the sales cycle, we anticipate often spending considerable time educating and providing information to prospective customers regarding the use and benefits of our products. Budget constraints, budget cycles and the need for multiple approvals within these organizations may also delay the purchase decision. Failure to obtain the required approval for a particular project or purchase decision on a timely basis may delay the purchase of our products. As a result, we believe that the sales cycle for our network security solutions typically is 90 to 180 days; however, the sales cycle for government entities can be even longer and more unpredictable due to the government’s complex procurement processes. These long cycles may cause delays in any potential sale, and we may spend a large amount of time and resources on prospective customers who decide not to purchase our line of products and services, which could have a material adverse effect on our business, results of operations and financial condition.

Even after making the decision to purchase our products, our customers may not deploy our products broadly within their networks. We expect the timing of implementation to vary widely, depending on the complexity of the customer’s network environment, the size of the network deployment, budget constraints, the skill set of the customer and the degree of hardware and software configuration necessary to deploy our products.

Our growth strategy contemplates strengthening our presence outside the United States, increasingly subjecting us to the risks of operating internationally, which could adversely impact our business, results of operations and financial condition.

We currently market and sell our products in North America, South America and Europe and intend to expand our partner relationships in these and other parts of the world. Customers located outside of the United States accounted for approximately 5% of our total billings in the year ended December 31, 2005, approximately 8% of our total billings in the year ended December 31, 2006 and approximately 1% of our billings in the nine months ended September 30, 2007. International operations involve numerous risks, including:

•	foreign currency exchange rate fluctuations;

•	economic or political instability in foreign markets;

•	greater difficulty in accounts receivable collection;

•	difficulties and costs of managing foreign operations;

•	import and export controls;

•	the uncertainty of protection for intellectual property rights in some countries;

•	costs of compliance with foreign laws and laws applicable to companies doing business in foreign jurisdictions;

•	management communication and integration problems resulting from cultural differences and geographic dispersion; and

•	multiple and possibly overlapping tax structures.

To date, all of our international sales have been through partners. Our partners currently bear the risks associated with fluctuations in foreign currency exchange rates, and thus we have not had to use risk management techniques or “hedge” the risks associated with such fluctuations. In the future, if our sales are denominated in currencies other than the U.S. dollar and if we do not engage in hedging transactions, our results of operations will be subject to losses from fluctuations in foreign currency exchange rates.

Defects, errors or vulnerabilities in our products would harm our reputation, divert resources and cause us to lose revenue.

Because our products are complex, they may contain defects, errors or vulnerabilities that are not detected until after our commercial release and installation by our customers. We may not be able to correct any errors or defects or address vulnerabilities promptly, or at all. Any defects, errors or vulnerabilities in our products could result in:

•	expenditure of significant financial and product development resources in order to analyze, correct, eliminate or work around errors or defects or to address and eliminate vulnerabilities;

•	loss of existing or potential customers;

•	delayed or lost revenue;

•	delay or failure to attain market acceptance;

•	increased service, warranty, product replacement and product liability insurance costs; and

•	negative publicity, which will harm our reputation.

In late 2005, our intrusion prevention system began experiencing increased failure rates as it was installed in larger and more complex customer networks. Accordingly, we instituted a temporary freeze on product shipments from January 2006 to March 2006 in order to allow us to determine the cause of these failures and correct the problem. We cannot guarantee that we will not need to institute similar freezes in the future if our products do not perform as anticipated.

In addition, because our products provide and monitor network security and may protect valuable information, we could face claims for product liability, tort or breach of warranty. Anyone who circumvents our security measures could misappropriate the confidential information or other valuable property of customers using our products, or interrupt their operations. If that happens, affected customers or others may sue us. In addition, we may face liability for breaches of our product warranties, product failures or damages caused by faulty installation of our products. Provisions in our contracts relating to warranty disclaimers and liability limitations may be unenforceable. Defending a lawsuit, regardless of its merit, could be costly and divert management’s attention from operations. Our business liability insurance coverage may be inadequate and future coverage may be unavailable on acceptable terms, or at all.

Our networks, products and services may be targeted by hackers.

Like other companies, our website, networks, information systems, products and services may be targets for sabotage, disruption or misappropriation by hackers. As a network security company, we are a high profile target. We cannot guarantee that our networks, products and services will not be targeted by hackers or that we can and will be able to prevent those attacks. If those attacks are successful, our operations, reputation and sales could be adversely affected.

If our products do not interoperate with our customers’ networks, installations could be delayed or even cancelled, which would harm our business.

Our products are designed to interface with our customers’ existing networks, each of which have different specifications and utilize multiple technologies from other vendors. Many of our customers’ networks contain multiple generations of products that have been added over time as these networks have grown and evolved. Our products must interoperate with the products within these networks as well as future products in order to meet our customers’ requirements. If we find errors in the existing software used in our customers’ networks, we must modify our software to correct or overcome these errors so that our products will interoperate with the existing software and hardware. If our products do not interoperate with those of our customers’ networks, installations could be delayed, orders for our products could be cancelled or our products could be returned. Any delays or cancellations would damage our reputation and could seriously harm our business and prospects.

If we are unable to acquire key components or are unable to acquire them on favorable terms, we may not be able to deliver products to our customers and our business will suffer.

The network interface cards used in our products are currently only available from a limited number of sources. Changing our primary supplier of these cards could result in a delay in shipping finished goods and may impact our research and development schedule. In addition, our primary supplier of these network interface cards may also supply our competitors. We cannot be certain that our suppliers will be able to meet our demand for these and other components in a timely and cost-effective manner. We expect to carry minimal inventory of some of our products and product components, and we rely on our suppliers to deliver necessary components to our manufacturers in a timely manner based upon forecasts we provide.

Furthermore, we do not require significant quantities of the components because we only sell a limited number of products each year. Our low-quantity needs may not generate substantial revenue for our suppliers. Therefore, it may be difficult for us to continue our relationships with our current suppliers or establish relationships with additional suppliers on commercially reasonable terms, or at all. If we are unable to buy these components on a timely and a cost-efficient basis, we may not be able to deliver products to our customers or be price competitive, which would negatively impact future revenue and, in turn, seriously harm our business.

Our reliance on third parties to manufacture and assemble our products could cause a delay in our ability to fill orders, which might cause us to lose sales.

We currently use third parties to manufacture and assemble our products. If we cannot continue our arrangements with our manufacturers on terms acceptable to us, we may not be able to produce and ship our products, and our business will suffer. If we fail to manage our relationships with our manufacturers effectively, or if they experience delays, disruptions or quality control problems in their manufacturing operations, our ability to ship products could be delayed.

The absence of dedicated capacity with our manufacturers means that, with limited notice, they could refuse to continue manufacturing some or all of our products. Qualifying new manufacturers and commencing volume production would be expensive and time-consuming. If we are required or choose to change manufacturers, we could lose revenue and damage our customer relationships.

Our reliance on third-party manufacturers also exposes us to the following risks that are outside our control:

•	unexpected increases in manufacturing costs;

•	interruptions in shipments if one of our manufacturers is unable to complete production;

•	inability to control delivery schedules;

•	unpredictability of manufacturing yields; and

•	inability of a manufacturer to maintain the financial strength to meet our procurement and manufacturing needs.

We depend on reseller and distributor partners for our sales. If they fail to perform as expected, our revenue could decline.

Part of our business strategy involves entering into additional agreements with reseller and distributor partners that permit them to sell our products and services. Billings resulting from our partners accounted for approximately 58% of our total billings in the year ended December 31, 2005, approximately 47% of our total billings in the year ended December 31, 2006 and approximately 51% of our total billings in the nine months ended September 30, 2007. In order to grow our business, we need to expand our relationships with existing partners and add new partners. We cannot assure you that our existing reseller and distributor agreements will produce as much business as we anticipate or that we will be able to enter into agreements with additional partners on acceptable terms, or at all. Also, some or all of our partners may be acquired, may decide not to sell our products any longer or may go out of business, any of which could have an adverse effect on our business.

Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees that we need to support our business.

Our future depends, in part, on our ability to attract and retain key personnel, including our current executive officers and other key technical personnel, each of whom would be difficult to replace. During 2006 and 2007, we spent a significant amount of time conducting searches for a new chief financial officer, chief technology officer and other key employees. Competition for highly skilled personnel, whether administrative, sales and marketing or technical, is extremely intense and we continue to face difficulty identifying and hiring qualified personnel in these areas of our business. We may not be able to hire and retain such personnel at compensation levels consistent with our existing compensation and salary structure. Many of the companies with which we compete for hiring experienced employees have greater resources than we have and may be able to offer more attractive terms of employment. In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses replacing them and the quality of our products and services and our ability to provide such products and services could diminish, resulting in a material adverse affect our business.

Our inability to effectively manage our expected growth and our additional obligations as a public reporting company could seriously harm our ability to effectively run our business.

Our intended future growth is likely to place a significant strain on our management, financial personnel and other resources. In addition to managing our expected growth, we will have substantial additional obligations and costs as a result of being a public reporting company. These obligations include investor relations, preparing and filing periodic reports with the SEC, developing and maintaining internal controls over financial reporting and disclosure controls, compliance with corporate governance rules, Regulation FD and other requirements imposed on public companies by the SEC and NASDAQ. Fulfilling these additional obligations will make it more difficult to operate a growing company. Any failure to effectively manage growth or fulfill our obligations as a public reporting company could seriously harm our ability to respond to customers, the quality of our products and services and our results of operations. To effectively manage growth and operate a public reporting company, we will need to implement additional management information systems, improve our operating, administrative, financial and accounting systems and controls, train new employees and maintain close coordination among our executive, engineering, accounting, finance, marketing, sales and operations organizations.

We may undertake future acquisitions that could disrupt our business, cause dilution to our stockholders and harm our business, results of operations or financial condition.

While we currently have no acquisitions of other businesses pending or planned, we may pursue acquisition opportunities in the future. We have very little experience consummating acquisitions, and therefore our ability to make acquisitions is unproven. We may not be able to find suitable acquisition candidates and we may not be able to complete acquisitions on favorable terms, or at all. If we do complete acquisitions, we cannot assure you that the acquisitions will strengthen our competitive position or that such acquisitions will be viewed positively by customers, financial markets or investors. In addition, any acquisitions that we make could lead to difficulties in integrating personnel and operations from the acquired businesses and in retaining and motivating key personnel from such businesses. Acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our expenses or adversely impact our business, results of operations and financial condition. Future acquisitions may reduce our cash available for operations and other uses and could result in an increase in amortization expense related to identifiable assets acquired, potentially dilutive issuances of equity securities or the incurrence of debt, which could harm our business, results of operations and financial condition.

Risks Related to this Offering

If an active market does not develop for our securities, you may not be able to sell them when you want. In addition, the price of our securities may be subject to wide fluctuations and may trade below the initial public offering price.

Before this offering, there has not been a public market for our securities, and we cannot assure you that an active trading market for the units, common stock or warrants will develop or that the market price of the units, or the aggregate price of the common stock and warrants after the units delist, will not decline below the initial public offering price of the units. As a result, you may not be able to sell our securities quickly or at prices equal to or greater than the price you paid in this offering. The initial public offering price of the units will be determined by negotiations between us and the representative of the underwriters based on numerous factors, including those that we discuss in the section of this prospectus captioned “Underwriting.” This price may not be indicative of the market price of our securities after this offering. The market price of our securities also could be subject to significant fluctuations.

Among the factors that could affect the market price for the units, common stock and warrants, many of which are beyond our control, are the risks described in this “Risk Factors” section and the following:

•	quarterly variations in our results of operations;

•	inability to meet revenue, net income or other operational targets set by us or securities or industry analysts;

•	changes in expectations as to our future financial performance, including financial estimates or reports by securities or industry analysts;

•	changes in market valuations of similar companies;

•	liquidity and activity in the market for our securities;

•	actual or expected sales of our securities by our securityholders;

•	strategic moves by us or our competitors, such as acquisitions or restructurings;

•	general market and/or economic conditions; and

•	domestic and international economic, legal and regulatory factors unrelated to our performance.

Stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of the units, common stock and warrants, regardless of our operating performance.

We are controlled by a limited number of stockholders, which will limit your ability to influence the outcome of key decisions and could adversely impact the price of our securities.

Immediately after this offering, our executive officers and directors will, in the aggregate, beneficially own 51.9% of the issued and outstanding shares of our common stock, or 49.2% if the over-allotment option is exercised in full. In addition, our two largest stockholders, Brookline Venture Partners I, LLC and First Analysis Corporation, will own 27.1% and 22.3%, respectively, immediately after this offering, or 25.7% and 21.1%, respectively, if the over-allotment option is exercised in full. As a result, Brookline Venture Partners I, LLC and First Analysis Corporation will have the ability to exercise substantial control over our affairs and corporate actions requiring stockholder approval, including electing and removing directors, selling all or substantially all of our assets, merging with another entity or amending our certificate of incorporation. Moreover, Brookline Venture Partners I, LLC and First Analysis Corporation could delay, deter or prevent a change in control even if a transaction of that sort would benefit the other stockholders. In addition, concentration of ownership could adversely affect the price that investors might be willing to pay in the future for our securities.

Future sales or the potential for sale of a substantial number of shares of our common stock could cause the trading price of our common stock and warrants to decline and could impair our ability to raise capital through subsequent equity offerings.

Sales of a substantial number of shares of our common stock in the public markets, or the perception that these sales may occur, could cause the market price of our common stock to decline and could materially impair our ability to raise capital through the sale of additional equity securities. Once this offering is completed and the units are de-listed, we will have 4,833,299 shares of common stock issued and outstanding and will have reserved approximately an additional 3,134,475 shares of common stock for future issuance as follows:

•	436,556 shares of our common stock issuable upon exercise of stock options outstanding as of September 30, 2007, which have exercise prices ranging from $2.80 to $6.51 per share;

•	63,444 additional shares of our common stock reserved for future issuance under our 2007 stock incentive plan;

•	9,475 shares of our common stock issuable upon exercise of warrants outstanding as of September 30, 2007, which have exercise prices ranging from $4.20 to $87.50 per share;

•	1,750,000 shares of our common stock issuable upon exercise of warrants included in the units sold in this offering;

•	175,000 shares of our common stock issuable upon exercise of the underwriters’ warrants to purchase units;

•	175,000 shares of our common stock issuable upon exercise of the warrants issuable upon exercise of the underwriters’ warrants to purchase units; and

•	525,000 shares of our common stock issuable upon exercise of the over-allotment option granted to the underwriters, including the shares underlying the warrants included in the units underlying that option.

The 1,750,000 shares of common stock included in the units sold in this offering, other than those shares held by “affiliates,” as defined by the rules and regulations promulgated under the Securities Act of 1933, as amended, which we refer to as the Securities Act, will be freely tradable without restriction immediately following this offering. Following the expiration of the one-year “lock-up” period that our officers, directors and certain stockholders are subject to, 3,083,299 unregistered shares will have become eligible for sale under Rule 144 promulgated under the Securities Act.

Purchasers in this offering will experience immediate and substantial dilution in net tangible book value.

The assumed initial public offering price of our common stock in this offering, without attributing any portion of the initial public offering price of a unit to the warrant, is substantially higher than the pro forma net tangible book value per share of our outstanding common stock as of September 30, 2007. Investors purchasing units in this offering will incur immediate dilution of $7.82 per share, or 87%, based on an assumed initial public offering price of $9.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus. In addition, the exercise of outstanding options and warrants and future equity issuances may result in further dilution to investors and current stockholders.

The existence of outstanding warrants and options may impair our ability to obtain additional equity financing.

The existence of outstanding warrants and options may adversely affect the terms at which we could obtain additional equity financing. The holders of these warrants and options have the opportunity to profit from a rise in the value or market price of our common stock and to exercise them at a time when we could obtain equity capital on more favorable terms than those contained in these securities. Accordingly, any exercise of these warrants or options would likely be dilutive to existing stockholders.

If we do not maintain an effective registration statement or comply with applicable state securities laws, you may not be able to exercise the warrants issued in this offering.

For you to be able to exercise the warrants issued in this offering, the shares of our common stock to be issued to you upon exercise of the warrants must be covered by an effective and current registration statement and qualify or be exempt under the securities laws of the state or other jurisdiction in which you live. We cannot assure you that we will continue to maintain a current registration statement relating to the shares of our common stock underlying the warrants. If the warrants are not exercisable at their expiration date, the expiration date will be extended until 30 days following notice to the holders of the warrants that the warrants are again exercisable. If you cannot exercise the warrants, and the securities underlying the warrants are listed on a securities exchange or there are three independent market makers for the underlying securities, we may, but are not required to, settle the warrants for a price equal to the difference between the closing price of the underlying securities and the exercise price of the warrants. Consequently, there is a possibility that you will never be able to exercise the warrants and that you will never receive shares or payment of cash in settlement of the warrants, which could have an adverse effect on demand for the warrants and their market price.

The warrants issued in this offering may be redeemed on short notice, which may have an adverse impact on their price.

We may redeem the warrants issued in this offering for $0.25 per warrant, after providing 30 days’ prior written notice, at any time after the specific redemption conditions of the respective warrants have been satisfied. If we give notice of redemption, you will be forced to sell or exercise your warrants or accept the redemption price. The notice of redemption could come at a time when it is not advisable or possible for you to exercise the warrants or a current prospectus or exemption from registration or qualification does not exist. As a result, you would be unable to benefit from owning the warrants that are being redeemed.

If securities or industry analysts do not publish research or publish unfavorable research about our business, the price and trading volume of our securities could decline.

The trading market for our securities could depend in part on any research reports that securities or industry analysts publish about us or our business. After this offering, if no securities or industry analysts initiate coverage of our company, the trading price for our stock may be negatively impacted. In the event securities or industry analysts cover our company and one or more of these analysts downgrade our securities or publish unfavorable reports about our business, the price of our securities would likely decline. In addition, if any securities or industry analysts cease coverage of our company or fail to publish reports on us regularly, demand for our securities could decrease, which could cause the price and trading volume of our securities to decline.

Anti-takeover provisions under Delaware law and in our restated certificate of incorporation and amended and restated by-laws could discourage, delay or prevent a change in control of our company and may affect the trading price of our securities.

We are a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change in control would be beneficial to our existing stockholders. In addition, our restated certificate of incorporation and amended and restated by-laws may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. Our restated certificate of incorporation and amended and restated by-laws that will become effective following the effectiveness of the registration statement of which this prospectus is a part:

•	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to prevent a takeover attempt;

•	establish a classified board of directors, as a result of which the successors to the directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following their election;

•	require that directors only be removed from office for cause and only upon a supermajority stockholder vote;

•	provide that vacancies on the board of directors, including newly created directorships, may be filled only by a majority vote of directors then in office;

•	limit who may call special meetings of stockholders;

•	prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of stockholders; and

•	require supermajority stockholder voting to effect certain amendments to our restated certificate of incorporation and amended and restated by-laws.

For more information regarding these and other provisions, see the section titled “Description of Securities — Anti-Takeover Effects of Delaware Law and Our Restated Certificate of Incorporation and Amended and Restated By-Laws.”

If we issue shares of preferred stock, your investment could be diluted or subordinated to the rights of the holders of preferred stock and the price of our securities could be adversely impacted.

Our board of directors will be authorized by our restated certificate of incorporation, which will become effective following the effectiveness of the registration statement of which this prospectus is a part, to establish classes or series of preferred stock and fix the designation, powers, preferences and rights of the shares of each such class or series without any further vote or action by our stockholders. Any shares of preferred stock so issued could have priority over our common stock with respect to dividend or liquidation rights. Any such action by our board of directors or issuance of preferred stock by us could dilute your investment in our securities or subordinate your holdings to the shares of preferred stock.

Management has broad discretion over the use of proceeds from this offering. We may use the proceeds of this offering in ways that do not improve our results of operations or the market value of our securities.

We will have broad discretion in determining the specific uses of the proceeds from the sale of the units. While we have general expectations as to the allocation of the net proceeds of this offering, that allocation may change in response to a variety of unanticipated events, such as differences between our expected and actual revenue from operations or availability of commercial financing opportunities, unexpected expenses or expense overruns or unanticipated opportunities requiring cash expenditures. We will also have significant flexibility as to the timing and the use of the proceeds. As a result, investors will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds. You will rely on the judgment of our management with only limited information about their specific intentions regarding the use of proceeds. We may spend most of the proceeds of this offering in ways with which you may not agree. If we fail to apply these funds effectively, our business, results of operations and financial condition may be materially and adversely affected.

We do not anticipate paying dividends in the foreseeable future, which could make our stock less attractive to potential investors.

We anticipate that we will retain all future earnings and other cash resources for the future operation and development of our business, and we do not intend to declare or pay any cash dividends in the foreseeable future. Future payment of cash dividends will be at the discretion of our board of directors after taking into account many factors, including our results of operations, financial condition and capital requirements. Corporations that pay dividends may be viewed as a better investment than corporations that do not.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties relating to future events or our future financial performance. These statements involve known and unknown risks, uncertainties and other factors that may cause the actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, statements concerning:

•	the anticipated benefits and risks associated with our new products and product enhancements;

•	our future capital requirements and our ability to satisfy our capital needs;

•	our ability to compete and the anticipated competition in the markets in which we compete;

•	our future results of operations and the future value of our common stock;

•	potential government regulation;

•	our ability to attract and retain customers in a cost-efficient manner;

•	our ability to establish and maintain our intellectual property rights;

•	possible expansion into international markets;

•	the anticipated use of the proceeds realized from this offering;

•	the potential for additional issuances of our securities;

•	the possibility of future acquisitions of businesses or assets; and

•	our ability to attract and retain qualified management personnel.

Furthermore, in some cases, you can identify forward-looking statements by terminology such as “may,” “could,” “should,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of such terms or other comparable terminology. These statements are only predictions. In evaluating these statements, you should specifically consider various factors, including the risks outlined in the “Risk Factors” section. These factors may cause our actual results to differ materially from any forward-looking statement.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $12,925,000, based on an assumed initial public offering price of $9.00 per unit, which is the midpoint of the price range set forth on the cover of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares, we estimate that we will receive an additional $2,173,500 in net proceeds.

A $1.00 increase (decrease) in the assumed initial public offering price of $9.00 per unit would increase (decrease) the net proceeds to us from this offering by $1,575,000, assuming the number of units offered by us, as set forth on the cover of this prospectus, remains the same.

We generally expect to use the net proceeds of this offering (assuming an initial public offering price of $9.00 per unit) as follows:

	Approximate	Approximate
	Amount	Percentage

Sales and marketing	$3,000,000	23.2%
Research and technology development	$2,500,000	19.3%
Repayment of indebtedness	$2,051,000	15.9%
Other general corporate purposes	$5,374,000	41.6%

Total:	$12,925,000	100%

Sales and marketing includes the estimated cost of additional sales and marketing personnel to address domestic and international markets for both our current products and our strategic initiatives. Sales and marketing also includes the estimated cost of expanding our relationships with domestic and international partners.

Research and technology development includes internal and outsourced research and development projects and salaries and wages of associated engineering staff.

We will repay a portion of our outstanding indebtedness out of the proceeds of this offering. The indebtedness to be repaid consists of convertible promissory notes that we issued on July 31, 2007. An aggregate principal amount of $2,000,000 is currently outstanding under the notes, which bear interest at 8% per year. These notes, including the accrued interest, will become due upon the closing of this offering. The approximate amount listed above includes interest that will have accrued through November 30, 2007.

Other general corporate purposes consist of general and administrative costs, including salaries, accounting and legal fees, rent and other facilities expenses, costs associated with being a public reporting company and maintaining internal controls over financial reporting and other working capital requirements.

Management will retain broad discretion with respect to the use of the net proceeds of this offering and the allocations set forth above. The amounts and timing of these expenditures will vary depending on a number of factors, including the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business.

In addition, we may use a portion of the proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business. However, we have no present understandings, commitments or agreements to enter into any acquisitions or make any investments. We cannot assure you that we will make any acquisitions or investments in the future.

Some of the principal purposes of this offering are to create a public market for our common stock, increase our visibility in the marketplace, provide liquidity to existing stockholders and obtain additional working capital. We believe that a public market for our common stock may facilitate future access to public equity markets and enhance our ability to use our common stock as a means of attracting and retaining key employees.

Pending specific utilization of the net proceeds as described above, we intend to invest the net proceeds of the offering in short-term investment grade and U.S. government securities.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2007:

•	on an actual basis;

•	on a pro forma basis to reflect (1) a one-for-seven reverse split of our common stock that has been approved by our board of directors and stockholders and will be effected prior to the effectiveness of the registration statement of which this prospectus is a part, (2) the automatic conversion of all of our outstanding shares of preferred stock into 2,620,098 shares of our common stock upon the effectiveness of the registration statement of which this prospectus is a part, (3) the issuance of 214,630 shares of our common stock as payment for the accrued dividend on our Series C preferred stock upon the automatic conversion of our preferred stock into common stock, assuming that such automatic conversion occurs on November 30, 2007, (4) the issuance of 129,308 shares of our common stock upon conversion of the principal and interest due under convertible promissory notes that we issued in November and December 2006 immediately prior to the effectiveness of the registration statement of which this prospectus is a part, assuming that such effectiveness occurs on November 30, 2007, and (5) the expiration of warrants to purchase 30,662 shares of our common stock upon the effectiveness of the registration statement of which this prospectus is a part; and

•	on a pro forma as adjusted basis to reflect the pro forma adjustments above, as well as (1) the filing of our restated certificate of incorporation following the effectiveness of the registration statement of which this prospectus is a part, (2) our issuance and sale of 1,750,000 units in this offering at an assumed initial public offering price of $9.00 per unit, the mid-point of the estimated price range shown on the cover page of this prospectus, after deducting the estimated underwriting discount and offering expenses payable by us, and (3) the payment by us of approximately $2.05 million to repay a portion of our outstanding indebtedness as described under “Use of Proceeds.”

You should read this table together with our financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

	September 30, 2007
			Pro Forma as
	Actual	Pro Forma	Adjusted
		(Unaudited)

Current maturities of long-term debt	$588,338	$588,338	$588,338
Long-term debt	1,400,117	1,400,117	1,400,117
Series C convertible preferred stock, $0.01 par value: 14,771,083 shares authorized and 11,779,523 shares issued and outstanding, actual; 20,000,000 shares authorized and no shares issued or outstanding, pro forma; no shares authorized, issued or outstanding, pro forma as adjusted	17,597,710	—	—
Stockholders’ deficit:
Series B convertible preferred stock, $0.01 par value: 492,422 shares authorized and 492,413 shares issued and outstanding, actual; 492,422 shares authorized and no shares issued or outstanding, pro forma; no shares authorized, issued or outstanding, pro forma as adjusted	4,924	—	—
Series A convertible preferred stock, $0.01 par value: 223,853 shares authorized and 223,843 shares issued and outstanding, actual; 223,853 shares authorized and no shares issued or outstanding, pro forma; no shares authorized, issued or outstanding, pro forma as adjusted	2,239	—	—
Preferred stock, $0.01 par value: no shares authorized, issued or outstanding, actual and pro forma; 750,000 shares authorized and no shares issued or outstanding, pro forma as adjusted	—	—	—
Common stock, $0.01 par value: 35,000,000 shares authorized and 835,791 shares issued and outstanding, actual; 30,000,000 shares authorized and 3,083,299 shares issued and outstanding, pro forma; 30,000,000 shares authorized and 4,833,299 shares issued and outstanding, pro forma as adjusted	8,358	30,833	48,333
Additional paid in capital	17,959,467	35,599,388	46,456,888
Accumulated deficit	(40,727,604)	(40,727,604)	(40,727,604)

Total stockholders’ equity (deficit)	$(22,752,616)	$(5,097,383)	$5,777,617

Total capitalization	$(3,166,451)	$(3,108,928)	$7,766,072

A $1.00 increase (decrease) in the assumed initial public offering price of $9.00 per unit would increase (decrease) each of additional paid in capital and total stockholders’ equity in the pro forma as adjusted column by approximately $1.6 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discount and offering expenses payable by us.

The table above does not reflect:

•	436,556 shares of our common stock issuable upon exercise of stock options outstanding as of September 30, 2007, which have exercise prices ranging from $2.80 to $6.51 per share;

•	63,444 additional shares of our common stock reserved for future issuance under our 2007 stock incentive plan;

•	9,475 shares of our common stock issuable upon exercise of warrants outstanding as of September 30, 2007, which have exercise prices ranging from $4.20 to $87.50 per share;

•	1,750,000 shares of our common stock issuable upon exercise of warrants included in the units sold in this offering;

•	175,000 shares of our common stock issuable upon exercise of the underwriters’ warrants to purchase units;

•	175,000 shares of our common stock issuable upon exercise of the warrants issuable upon exercise of the underwriters’ warrants to purchase units; and

•	525,000 shares of our common stock issuable upon exercise of the over-allotment option granted to the underwriters, including the shares underlying the warrants included in the units underlying that option.

DIVIDEND POLICY

We have never declared or paid any dividends on our common stock and we do not intend to pay any dividends in the foreseeable future. We intend to retain any future earnings for use in the operation and expansion of our business. Any future decision to pay dividends on common stock will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements and other factors that our board of directors may deem relevant.

DILUTION

If you purchase units in this offering, your interest will be diluted to the extent of the excess of the initial public offering price per share of common stock over the pro forma as adjusted net tangible book value per share of common stock after this offering. Pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the total number of shares of common stock outstanding on a pro forma basis. For purposes of the dilution computation and the following tables, we have allocated the full purchase price of a unit to the share of common stock included in the unit and none to the warrant included in the unit.

As of September 30, 2007, we had a negative pro forma net tangible book value of approximately $5.2 million, or $1.68 per share based on 3,083,299 shares of common stock outstanding on a pro forma basis. The number of shares of common stock outstanding on a pro forma basis reflects (1) a one-for-seven reverse split of our common stock that has been approved by our board of directors and stockholders and will be effected prior to the effectiveness of the registration statement of which this prospectus is a part, (2) the automatic conversion of all of our outstanding shares of preferred stock into 2,620,098 shares of our common stock upon the effectiveness of the registration statement of which this prospectus is a part, (3) the issuance of 214,630 shares of our common stock as payment for the accrued dividend on our Series C preferred stock upon the automatic conversion of our preferred stock into common stock, assuming that such automatic conversion occurs on November 30, 2007, and (4) the issuance of 129,308 shares of our common stock upon conversion of the principal and interest due under convertible promissory notes that we issued in November and December 2006 immediately prior to the effectiveness of the registration statement of which this prospectus is a part, assuming that such effectiveness occurs on November 30, 2007.

After taking into account the estimated net proceeds from this offering (after the repayment of a portion of our indebtedness) of approximately $10.9 million, our pro forma net tangible book value as of September 30, 2007 would have been approximately $5.7 million, or $1.18 per share. This represents an immediate increase of $2.86 per share to existing stockholders and immediate dilution of $7.82 per share, or 87%, to the new investors who purchase units in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share of common stock		$9.00
Pro forma net tangible book value per share as of September 30, 2007	$(1.68)
Increase in pro forma net tangible book value per share attributable to new investors	2.86

Pro forma as adjusted net tangible book value per share after the offering		1.18

Dilution per share to new investors		$7.82

The following table summarizes as of September 30, 2007 the differences between our existing stockholders and the new investors with respect to the number of shares purchased, the total consideration paid and the average price per share paid:

						Average
	Shares Purchased			Total Consideration		Price Per
	Number(1)		Percent	Amount	Percent	Share

Executive officers and directors(2)	2,432,705	(3)	50.3%	$23,414,955	44.8%	$9.63
Other existing stockholders	650,594	(3)	13.5	13,085,437	25.1	$20.11
New investors	1,750,000		36.2	15,750,000	30.1	$9.00	(4)

Total	4,833,299		100.0%	$52,250,392	100.0%

(1)	Does not include any shares of common stock underlying unexercised stock options or warrants.

(2)	Includes shares of common stock beneficially owned by Kenneth R. Levine, John M. Parsons, Howard D. Stewart, Seth A. McClead, Martin F. Hayes, Salo K. Fajer, Norman J. Rice, III and Howard S. Smith.

(3)	Reflects (i) a one-for-seven reverse split of our common stock that has been approved by our board of directors and stockholders and will be effected prior to the effectiveness of the registration statement of which this prospectus is a part, (ii) the automatic conversion of all of our outstanding shares of preferred stock into 2,620,098 shares of our common stock upon the effectiveness of the registration statement of which this prospectus is a part, (iii) the issuance of 214,630 shares of our common stock as payment for the accrued dividend on our Series C preferred stock upon the automatic conversion of our preferred stock into common stock, assuming that such automatic conversion occurs on November 30, 2007, and (iv) the issuance of 129,308 shares of our common stock upon conversion of the principal and interest due under convertible promissory notes that we issued in November and December 2006 immediately prior to the effectiveness of the registration statement of which this prospectus is a part, assuming that such effectiveness occurs on November 30, 2007.

(4)	Based on an assumed initial public offering price of $9.00 per unit.

If the underwriters exercise the over-allotment option in full, the new investors will purchase an aggregate of 2,012,500 units. In that event, the gross proceeds from this offering will be $18,112,500, representing approximately 33.2% of the total consideration for 39.5% of the total number of shares of common stock outstanding, and the dilution to new investors would be $7.45 per share, or 83%.

To the extent any options or warrants outstanding as of the closing of this offering that have an exercise price of less than $9.00 per share are exercised, you will experience further dilution.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking statements based on our current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the “Risk Factors” section and elsewhere in this prospectus.

Overview

We provide hardware and software products for the information security monitoring, analysis and protection of computer networks. Our products deliver comprehensive network intrusion prevention, detailed security monitoring and regulatory compliance reporting designed to improve network and operational efficiencies. Our products also enable information technology professionals to protect their networks by providing them with the capability to view and analyze the real-time and historical relationships between network traffic flow and security event data with an interactive, graphical user interface and to automatically block harmful or unwanted traffic that could adversely affect their networks.

We design our products around our proprietary data management technology, NitroEDB. We believe that our technology delivers improved performance and scalability compared to existing data management technologies, which gives us an advantage in the intrusion prevention and network security management markets. NitroEDB uses patented technology to deliver real-time query results on extremely large databases, including those exceeding billions of records. Our technology often enables our products to deliver faster response times for applications that require time sensitive processing of large volumes of data.

We believe that the market for network security products, including intrusion prevention devices and network security managers, will continue to expand on a revenue basis for the foreseeable future. Over the past several years, enterprises have deployed a variety of security devices along the network perimeter to protect themselves from outside threats. At the same time, anti-virus software has been widely deployed at the desktop level. With these basic security measures in place, we believe that there will be increased demand for real-time analysis of how these perimeter devices are performing and how to enhance that performance as the networks grow.

We believe that gaining visibility into the network is critical to network security managers, especially as hackers become increasingly sophisticated in their attacks and continue to succeed at overcoming most network security devices. Lack of speed in analyzing potential threats or only looking at a portion of the network traffic would increase the risk of suffering significant damage from an attack. We believe that a management system capable of correlating various events with network traffic in real time, such as our NitroView family of products, would provide network security managers with the ability to interpret, evaluate and block these potential threats.

We face a number risks and challenges in achieving our business goals. While we believe that visibility into the network is a key to providing network security, some customers may not deem it as important as other security projects. Our challenge is to establish network security management as a critical component of the overall network infrastructure, as opposed to just a reporting tool, as we view some of our competitors to have positioned their products. With the growth projected by industry analysts, we believe that customers are beginning to budget for this type of function. Another challenge we face is the number of vendors trying to solve various network security issues. There are many solutions available that may overwhelm our customers and potential customers. We believe that our products combine many different functions, providing customers with improved performance and scalability at an affordable price. One of our main business strategies is to leverage and effectively communicate this advantage.

We continue to invest in our product offerings and are focused on becoming a leading provider of network security products. For instance, we intend to expand our customer base by making our products less expensive and easier to use by a larger segment of our target customers, which include medium and large-size companies, academic institutions and government agencies. In addition, we are focused on developing products to apply NitroEDB to the new markets in order diversify our product lines and increase our revenue stream.

The core developers of NitroEDB, including Howard D. Stewart, our Executive Vice President of Engineering and a director, joined us in 1999. These developers brought with them the base technology that was then commercialized into NitroEDB. We have initially applied NitroEDB to address the increasing data requirements of the intrusion prevention and network security management markets with our NitroGuard Intrusion Prevention System (IPS) and our NitroView family of products for security data management. We also intend to apply NitroEDB to opportunities in other markets that need to analyze large amounts of data in real-time.

The indexing technology underlying NitroEDB is protected by a patent that was granted in November 2002. In addition to three other patent applications filed as of September 30, 2007, all of which relate to the methodology and functionality of NitroEDB, we protect and develop our intangible assets and proprietary position by relying on trademarks, copyrights, trade secrets, know-how and continuing technological innovation.

We market our products primarily to medium and large-size companies, academic institutions and government agencies. We generally view medium-size companies as those with revenue between $100 million and $750 million and large-size companies as those with revenue greater than $750 million.

Our customers cover multiple industries, including financial services, healthcare, retail and hospitality industries, academic institutions and federal, state and local governments and agencies. We sell our solutions through a combination of direct and indirect channels, including distributors, resellers, integrators and technology partners. Our direct sales teams consist of a regional sales director, a senior security engineer and an inside sales representative. We also have managed security service and channel partners in the United States, a partner based in the United Kingdom that sells and supports our products in Europe and an affiliate of one of our U.S.-based partners that sells and supports our products in Mexico.

Our supply chain strategy relies on outsourced manufacturing, logistics and supply chain services led by our operations team. We perform many customer support activities ourselves, which provides us with valuable customer feedback after each sale.

Our fiscal year ends on December 31 of each year.

Key Elements of Financial Performance

Revenue

Our revenue consists of product and service revenue from sales through direct and indirect channels, including distributors, resellers, integrators and technology partners.

Product Revenue.  Our product revenue primarily consists of sales of hardware embedded with the software that we develop. The hardware is manufactured by third parties under outsourcing arrangements. During fiscal 2006, product revenue consisted primarily of sales of our NitroGuard IPS products.

Service Revenue.  Our service revenue primarily consists of maintenance, telephone and web-based support, software updates and rights to software upgrades on a when-and-if-available basis (commonly referred to as post-contract customer support, or PCS). The PCS period is typically 12, 24 or 36 months. Service revenue also includes professional services in the form of consulting, installation and training. During fiscal 2006, service revenue consisted primarily of PCS.

Product and Service Billings

Product and service billings, which is not a measure used under GAAP, represents the amount invoiced for products that are delivered and services that are to be delivered for which we expect payment under our typical payment terms. We present the product and service billings metric because we believe that it provides a consistent basis for understanding our direct and indirect sales activity over time. We use product and service billings as a metric to assess our business performance. Products are typically billed as delivered. PCS is typically billed at the start of the contract term.

Deferred Revenue

All amounts billed in excess of the revenue recognized are included in deferred revenue. We classify deferred revenue that we expect to recognize during the next twelve months as current deferred revenue and the remainder as long-term deferred revenue on our balance sheet. To recognize revenue from current solution shipments, which are multiple element arrangements, we must establish vendor specific objective evidence, or VSOE, of fair value for each element of our sales arrangements. The best objective evidence of fair value would be to sell each element of our solutions separately to multiple customers for the same price. Because of the continuously evolving nature of our solutions during fiscal 2005 and 2006, there was not sufficient VSOE of fair value for each element of our sales arrangements. As a result, we defer revenue at the time of shipment and recognize revenue ratably over the PCS period.

Cost of Revenue

Cost of revenue consists primarily of:

•	third-party manufacturing costs;

•	our customer support activities, which are primarily conducted out of our Idaho facility;

•	salaries and related personnel costs to manage our supply chain and third-party relationships;

•	payments to outsourced providers associated with services, including threat and vulnerability research and royalties associated with parsing information from other third-party products; and

•	other related overhead costs, including, but not limited to, product refurbishment, documentation, media and miscellaneous customer deliverables.

Deferred Product Cost

Deferred product cost consists of the cost of the embedded software plus the hardware appliance product procured from a third party and our overhead related to that product. As we have not established VSOE for revenue recognition related to our multiple element arrangements, the associated product cost is deferred to match cost with revenue. Deferred product cost is classified as current or long-term to correlate with the deferred revenue classification.

Gross Margin

Our gross margin varies from period to period based primarily on:

•	the mix of revenue between products and services;

•	product mix;

•	changes in third-party manufacturing costs; and

•	changes in pricing and discounting.

Operating Expenses

Sales and Marketing.  Sales and marketing expense consists primarily of:

•	salaries, benefits and share-based compensation related to our sales and marketing personnel;

•	commissions payable to our sales personnel (which we expense at the time they are earned, which is typically when the associated product and service billings are recorded);

•	tradeshow and industry conference costs;

•	travel and other out-of-pocket expenses;

•	marketing program expenses; and

•	other related overhead costs.

Research and Development.  Research and development expense consists primarily of:

•	salaries, benefits and share-based compensation related to our engineers, who are primarily located at our Idaho facility;

•	cost of prototypes relating to the development of new products and the enhancement of existing products;

•	payments to outsourced engineering providers for design services;

•	costs associated with our Idaho engineering facility; and

•	other related overhead costs.

We have expensed research and development costs as they have been incurred. We intend to continue to invest significantly in our research and development efforts with respect to both new products and enhancements to current products in order to maintain our competitive position.

General and Administrative.  General and administrative expense consists primarily of:

•	salaries, benefits and share-based compensation related to our executive, finance and administrative personnel;

•	payments to outsourced providers of legal, human resources and auditing services; and

•	other related overhead costs.

We expect general and administrative expense to increase as we invest in infrastructure to support continued growth and incur additional expenses related to being a publicly traded company, including additional audit and legal fees, costs of compliance with Section 404, additional administrative personnel, disclosure obligations, investor relations expenses and insurance premiums.

Critical Accounting Policies and Estimates

We have no subsidiaries and do not own or control, directly or indirectly, any shares of capital stock of any other corporation or any interest in any partnership, joint venture, variable-interest entity or any other non-corporate business enterprise and, as such, have not consolidated any other entities. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Our critical accounting policies and estimates include the areas of revenue recognition, share-based compensation and income taxes.

Revenue Recognition

Our typical sales arrangements involve multiple elements, including hardware appliances, embedded software that is more than incidental to the product as a whole, post-contract services such as maintenance and technical support, and professional services such as training.

We recognize revenue pursuant to Statement of Position, or SOP, No. 97-2, “Software Revenue Recognition,” and related guidance. Product revenue in the statements of operations included elsewhere in this prospectus consists primarily of sales of hardware products embedded with software. Service revenue consists primarily of PCS. Service revenue also includes professional services in the form of consulting, installation and training.

In general, for each arrangement, we record revenue when all of the following conditions are met: (a) persuasive evidence of an arrangement exists; (b) delivery of the product has occurred and there are no remaining obligations or substantive customer acceptance provisions; (c) the fee is fixed or determinable; and (d) collection of the fee is probable.

To recognize revenue from current product and related service shipments, which are multiple element arrangements, we must establish VSOE of fair value for each element of our multiple element sales arrangements. The best objective evidence of fair value would be to sell each element of our solutions separately to multiple customers for the same price. Because of the continuously evolving nature of our solutions during fiscal 2005 and 2006, there was not sufficient VSOE of fair value for each element of our sales arrangements. As a result, we defer revenue at the time of solution shipment and recognize revenue ratably over the PCS period, which is typically 12, 24 or 36 months.

Revenue derived from professional services, which are not generally sold as part of multiple element arrangements, is typically recognized upon the performance of the service. All amounts billed in excess of the revenue recognized are included in deferred revenue. We recognize service revenue using SOP No. 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts,” and other relevant guidance.

Share-Based Compensation

Prior to January 1, 2006, employee stock awards under our equity compensation plans were accounted for in accordance with Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, rather than the alternative fair value of accounting allowed by Statement of Financial Accounting Standards, or SFAS, No. 123, “Accounting for Stock-Based Compensation.” APB Opinion No. 25 provides that the compensation cost of our employee stock options is measured based on the intrinsic value of the stock option on the date compensation is measured, which is generally the grant date. We adopted the disclosure-only provisions of SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of SFAS No. 123.”

Using the minimum value method permissible under the provisions of SFAS No. 123, our net loss for fiscal 2005 would have been:

Reported net loss	$(12,083,319)
Add: Share-based employee compensation included in reported net loss	191,767
Deduct: Total share-based employee compensation expense determined under the fair value-based method for all awards	(270,978)

Pro forma net loss	$(12,162,530)

In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123R, “Share Based Payment,” a revision of SFAS No. 123, which requires companies to expense the fair value of employee options and other forms of share-based payment arrangements. We adopted SFAS No. 123R effective January 1, 2006. SFAS No. 123R requires non-public companies that used the minimum value method under SFAS No. 123 for pro forma disclosures to apply SFAS No. 123R using the prospective-transition method, which we adopted for all existing share-based payment arrangements. In accordance with SFAS No. 123R, we recognize the compensation cost of employee stock-based awards granted subsequent to December 31, 2005 in our statement of operations on a straight line basis over the estimated service period of the award. We use the Black-Scholes option pricing model to determine the fair value of stock options granted.

We used the following process to develop assumptions for the Black-Scholes pricing model during fiscal 2006, since there was no public market for our common stock prior to this offering, and therefore a lack of company-specific historical and implied volatility data and a lack of company-specific information on common stock value: We determined the share price volatility for options granted based on an analysis of reported data for a peer group of companies that granted options with substantially similar terms. The expected volatility used to determine the fair value of stock options granted in 2006 was 73.54%. The expected term of options granted was determined using our historical experience and expectations for future expected term. The expected term of the options granted during 2006 was 6.25 years. The weighted average risk free interest rate used for 2006 was 4.70%, based on a seven-year treasury instrument whose term is consistent with the expected term of the options. As we have not and do not plan to issue dividends on our common stock, the expected dividend yield was zero.

SFAS No. 123R also requires companies to utilize an estimated forfeiture rate when calculating the compensation cost for the period, whereas SFAS No. 123 permitted companies to record forfeitures based on actual forfeitures, which was our historical policy. Based on a review of our historical forfeitures since 1999, we applied an estimated forfeiture rate of 5% and 21% for our executive and non-executive employees, respectively, for fiscal 2006 in determining the cost recorded in our statement of operations.

The following table summarizes our stock option grants between January 1, 2005 and September 30, 2007:

				Fair Value of
	Shares Granted	Exercise Price ($)		Common Stock ($)

January 1 — December 31, 2005	39,053	4.20	(1)	4.20
	14,619	21.00		4.20
January 1 — December 31, 2006	2,909	2.80		4.20
	334,575	4.20		4.20
January 1 — September 30, 2007	3,107	4.20		5.95
	10,712	5.95		5.95
	99,312	6.51		6.51

(1)	Reflects the offer to reprice that we made to all of our option holders as of October 6, 2006 who held stock options with exercise prices higher than $4.20 per share. Prior to this repricing, these stock options had exercise prices equal to $21.00.

Prior to this offering, there was no public market for our common stock. Our board of directors determined the fair value of our common stock, with input from management and after review of the recommendations contained in a Practice Aid of the American Institute of Certified Public Accountants titled “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” or the AICPA Practice Aid. The board of directors exercised judgment in determining the estimated fair value of our common stock on the date of grant based on several objective and subjective factors, including operating and financial performance and corporate milestones, private placements of our preferred stock, liquidation preferences, conversion features, dividend rights, market values of comparable publicly traded companies, market values of comparable companies recently acquired, the early stage nature of our company and the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company.

As of January 1, 2007, we engaged Mirus Capital Advisors, or Mirus, solely to produce a valuation analysis of our common stock as of January 1, 2007, for the purposes of satisfying the requirements of Section 409A of the Internal Revenue Code of 1986, as amended, which we refer to as Section 409A. Mirus employed three distinct valuations approaches: the market approach, the income approach and the asset-based approach. The market approach consisted of three methods: comparable public companies, comparable merger and acquisition transactions and company-specific approach. The income approach employed discounted cash flow techniques. The asset-based approach considered the recovery value of tangible assets in a liquidation scenario. These three approaches were used to derive the total value of our equity. Total equity value was subsequently allocated to the different tiers of equity based on the option method to derive the value of the common stock. Based on this analysis, Mirus estimated that for the purposes of satisfying the requirements of Section 409A, the value per share of our common stock as of January 1, 2007 was $5.95. This valuation was considered by our board of directors along with input from management and relevant objective and subjective factors, which were deemed appropriate by the board in determining the fair value of our common stock as $5.95 for the period from January 1, 2007 to March 31, 2007.

We engaged Mirus to update their valuation analysis of our common stock as of July 1, 2007. Mirus employed the same methodology discussed above, using updated information, including, but not limited to, our interim 2007 financial results, progress against operational milestones, market value of publicly traded comparable companies and market value of recently acquired comparable companies. Based on their valuation analysis, Mirus estimated that the value per share of our common stock as of July 1, 2007 was $6.51.

As indicated in the table above, the increases in fair value of our common stock from fiscal 2006 to fiscal 2007 and during fiscal 2007 are due to objective factors, including changes in the market values of comparable publicly traded companies and publicly available values of comparable acquired companies, and subjective factors, including the market acceptance of our products and the increasing likelihood of achieving a liquidity event, such as an initial public offering.

We recorded compensation cost of $0.2 million in fiscal 2006 and $0.5 million in the nine months ended September 30, 2007 in connection with share-based awards. As of September 30, 2007, we expect to recognize future compensation cost for unvested stock options of $0.9 million over an estimated period of 1.6 years.

Income Taxes

Deferred tax assets and liabilities are determined based on the future effect of the temporary differences between the carrying amounts for financial statement purposes and the income tax basis of assets and liabilities. These deferred amounts are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The future effect on deferred taxes of a change in tax rates or laws is adjusted for on the date of the enactment. No net deferred tax assets were reported for fiscal 2005 or 2006, as valuation allowances were recorded reflecting management’s determination of the uncertainty of realizing the research and development tax credits and net operating loss carry-forwards and as explained further in the financial statements included elsewhere in this prospectus.

Results of Operations

Comparison of Nine Months Ended September 30, 2006 and September 30, 2007

Revenue and Product and Service Billings

	Nine Months Ended September 30,		Period-to-Period Change
	2006	2007	Amount	Percentage
	(In thousands)

Reconciliation
Revenue	$1,520	$2,905	$1,385	91%
Deferred revenue, at end of period	1,743	4,809	3,066
Less: Deferred revenue, at beginning of period	(1,577)	(1,744)	(167)
Product and service billings	$1,686	$5,970	$4,284	254%

Total revenue increased by approximately $1.4 million, or 91%, to approximately $2.9 million in the nine months ended September 30, 2007 from approximately $1.5 million in the nine months ended September 30, 2006.

Product revenue increased by approximately 105% from the nine months ended September 30, 2006 to the nine months ended September 30, 2007 due to the introduction of our NitroView family of products, as well as continued market acceptance of our NitroGuard IPS products. Our NitroView products generally have higher sales prices than our NitroGuard IPS products, leading to an increase of approximately 40% in the average price of the products sold during the nine months ended September 30, 2007 as compared to the nine months ended September 30, 2006. We do not believe that this increase in average price affected the volume of products sold.

Service revenue increased by approximately 73% from the nine months ended September 30, 2006 to the nine months ended September 30, 2007 due to an increase in PCS. This 73% growth in service revenue lagged the 105% growth in product revenue. We implemented an average price reduction of approximately 15% for our maintenance during the nine months ended September 30, 2007 in order to remain competitive in the marketplace. The disparity in revenue growth was also caused by the fact that we generally receive less service revenue on a percentage of total revenue basis from our NitroView products, which we introduced in the nine months ended September 30, 2007, than our NitroGuard IPS products.

Substantially all of our products were sold with maintenance contracts during the nine months ended September 30, 2007 2006.

Cost of Revenue

Cost of revenue increased approximately $0.3 million, or 63%, to approximately $0.9 million in the nine months ended September 30, 2007 from approximately $0.6 million in the nine months ended September 30, 2006, despite an increase in revenue of approximately 91% for the same period. Cost of revenue as a percentage of total revenue improved by approximately 6% from approximately 38% in the nine months ended September 30, 2005 to approximately 32% in the nine months ended September 30, 2006. Approximately 4% of the increase was due to cost reductions for material and initial product introductions and approximately 2% was due to the increased percentage of our revenue that was for our NitroView products, which carry higher gross margins than our NitroGuard IPS products.

Gross Profit

Gross profit increased to approximately $2.0 million in the nine months ended September 30, 2007 from approximately $0.9 million in the nine months ended September 30, 2006. Gross profit as a percentage of total revenue increased to approximately 68% in the first nine months of 2007 from approximately 62% in the first nine months of 2006. Of this 6% improvement in gross profit as a percentage of total revenue, approximately 4% was due to cost reductions for material and initial product introductions and approximately 2% was due to the increased percentage of our revenue that was for our NitroView products, which carry higher gross margins than our NitroGuard IPS products.

Operating Expenses

	Nine Months Ended
	September 30,		Period-to-Period Change
	2006	2007	Amount	Percentage
	(In thousands)

Sales and marketing	$4,102	$4,390	$288	7%
Research and development	2,375	2,357	(18)	(1)%
General and administrative	1,145	1,830	685	60%
Total	$7,622	$8,577	$956	13%

Sales and Marketing.  Of the approximately 7% increase in sales and marketing expense from the nine months ended September 30, 2006 to the nine months ended September 30, 2006, approximately 5% was due to increased marketing expenses associated with salaries, trade shows and public relations and approximately 2% was due to increased sales evaluation expenses.

Research and Development.  We maintained a similar level of investment in research and development in the nine months ended September 30, 2007 and 2006.

General and Administrative.  General and administrative expense increased by approximately 60% for the nine months ended September 30, 2007 as compared to the nine months ended September 30, 2006. Of this 60% increase, approximately 45% was due to audit, accounting and legal fees associated with the preparation during 2007 of financial statements and equity records since 2003, approximately 10% relates to hiring appropriate accounting and finance personnel and approximately 5% relates to increased insurance expenses.

Comparison of Fiscal 2005 and Fiscal 2006

Revenue and Product and Service Billings

	Fiscal		Period-to-Period Change
	2005	2006	Amount	Percentage
	(In thousands)

Reconciliation
Revenue	$1,829	$2,353	$524	29%
Less: Royalty revenue	633	—	(633)
Product and Service Revenue	1,196	2,353	1,157	97%
Deferred revenue, at end of period	1,577	1,744	167
Less: Deferred revenue, at beginning of period	(186)	(1,577)	(1,391)
Product and service billings	$2,587	$2,520	$(67)	(3)%

Total revenue increased by approximately $0.5 million, or 29%, to approximately $2.4 million in fiscal 2006 from approximately $1.8 million in fiscal 2005. Product and service revenue increased by approximately $1.2 million, or 97%, to approximately $2.4 million in fiscal 2006 from approximately $1.2 million in fiscal 2005.

Product revenue increased by approximately $0.8 million, or 114%, to approximately $1.4 million in fiscal 2006 from approximately $0.6 million in fiscal 2005. This growth was due to market acceptance of our NitroGuard IPS products, which were released during 2005 and enhanced during 2006. While the average base price for our products increased from fiscal 2005 to fiscal 2006, during the same time we also began reducing the discounts that we had been giving to customers on our NitroGuard IPS products, resulting in approximately no change in the average price of products sold from fiscal 2005 to fiscal 2006. We do not believe that the increase in average base price or the reduction of the discounts provided affected the volume of products sold.

Service revenue increased by approximately $0.4 million, or 75%, to approximately $0.9 million in fiscal 2006 from approximately $0.5 million in fiscal 2005 due to growth in maintenance contracts and renewals.

We generated approximately $0.6 million in royalty revenue in fiscal 2005 from a single customer. We did not generate any revenue from this customer in fiscal 2006 or in the nine months ended September 30, 2007.

During fiscal 2006, no single customer represented more than 10% of our revenue.

Cost of Revenue

Cost of revenue decreased by approximately $0.3 million, or 24%, to approximately $0.8 million in fiscal 2006 from approximately $1.1 million in fiscal 2005, despite an increase in total revenue of approximately 29% over the same period. Cost of revenue as a percentage of total revenue improved by approximately 24% from approximately 57% in fiscal 2005 to approximately 33% in fiscal 2006. Approximately 10% of the increase was due to cost reductions for material and initial product introductions, approximately 9% was due to reducing the discounts that we had been giving customers on our NitroGuard IPS products as those products gained increased market acceptance and approximately 5% was due to cost reductions associated with the elimination of redundant employees.

Gross Profit

Gross profit increased by approximately $0.8 million, or 99%, to approximately $1.6 million in fiscal 2006 from approximately $0.8 million in fiscal 2005. Gross profit as a percent of total revenue increased to approximately 67% in fiscal 2006 from approximately 43% in fiscal 2005. Of this 24% improvement in gross profit as a percentage of total revenue, approximately 10% was due to cost reductions for material and initial product introductions, approximately 9% was due to reducing the discounts that we had been giving customers on our NitroGuard IPS products as those products gained increased market acceptance and approximately 5% was due to cost reductions associated with the elimination of redundant employees.

Operating Expenses

	Fiscal		Period-to-Period Change
	2005	2006	Amount	Percentage
	(In thousands)

Sales and marketing	$8,187	$5,404	$(2,783)	(34)%
Research and development	2,716	3,472	756	28%
General and administrative	1,756	1,464	(292)	(17)%
Total operating expenses	$12,659	$10,340	$(2,319)	(18)%

Sales and Marketing.  During fiscal 2006, we reduced our sales and marketing personnel, resulting in an approximately 34% decrease in sales and marketing expense from approximately $8.2 million in fiscal 2005 to approximately $5.4 million in fiscal 2006. Nonetheless, our sales and marketing expense was approximately 230% of revenue during fiscal 2006 due to our efforts to increase our market presence. We intend to continue to make significant investment in sales and marketing as our products gain market acceptance.

Research and Development.  Of the approximately 28% increase in research and development expenses in fiscal 2006 as compared with fiscal 2005, approximately 13% was due to hiring additional engineers, approximately 12% was due to expanding our outsourced engineering programs to access complementary technologies and accelerate our product introductions and approximately 3% was associated with expensed equipment and supplies. Our fiscal 2006 investment in research and development was approximately 148% of revenue due to our efforts to expand our product offerings. We intend to continue to make significant investment in research and development.

General and Administrative.  During fiscal 2006, we reduced our general and administrative personnel, resulting in an approximately 17% decrease in general and administrative expense from approximately $1.8 million in fiscal 2005 to approximately $1.5 million in fiscal 2006. We expect our general and administrative expense to increase as we invest in infrastructure to support continued growth and incur additional expenses related to being a publicly traded company, including additional audit and legal fees, costs of compliance with Section 404, additional administrative personnel, disclosure obligations, investor relations expenses and insurance premiums.

Interest Expense, Net

Interest expense increased by approximately $1.5 million to approximately $1.7 million in fiscal 2006 from approximately $0.2 million in fiscal 2005. Interest expense associated with interest-bearing debt actually decreased to approximately $22,000 in fiscal 2006 from approximately $212,000 in fiscal 2005, as we financed our fiscal 2006 operations primarily with the proceeds from the sale of our Series C preferred stock. Non-cash interest expense of approximately $1.0 million was associated with this Series C preferred stock and an additional approximately $0.7 million was associated with the beneficial conversion feature of the convertible notes that we issued in July 2005.

Liquidity and Capital Resources

As of September 30, 2007, our principal sources of liquidity were cash and cash equivalents of approximately $1.8 million.

In July 2007, we entered into a three-year debt facility to borrow up to an aggregate principal amount of $2.0 million, the full amount of which we had borrowed as of August 7, 2007. The principal balance and interest will be repaid over 36 months through July 2010. Our intention is to use this facility for working capital and other operating needs prior to the availability of the net proceeds of this offering. In connection with this debt facility, we borrowed an additional $2.0 million from existing stockholders under convertible promissory notes that were also issued in July 2007.

From our inception through September 30, 2007, we have not generated positive cash flow from operations. We have funded our business primarily through issuances of three series of preferred stock and borrowings under convertible promissory notes. Upon the effectiveness of the registration statement of which this prospectus is a part, all outstanding shares of preferred stock will automatically convert into shares of our common stock. An analysis of cash flow is presented below:

			Nine Months Ended
	Fiscal Year		September 30,
	2005	2006	2006	2007

Cash and cash equivalents	$31,421	$186,665	$676,727	$1,799,461
Investments, short-term	—	—	—	—
Investments, long-term	—	—	—	—
Accounts receivable	$579,780	$558,957	$607,955	$2,242,712
Working capital	$(6,151,168)	$(2,145,120)	$(213,158)	$(4,858,353)
Cash flow from operating activities	$(9,679,968)	$(8,635,866)	$(7,743,998)	$(4,079,398)
Cash flow from investing activities	$(1,220,854)	$(42,501)	$(35,084)	$(6,866)
Cash flow from financing activities	$10,147,737	$8,833,611	$8,424,388	$5,699,060

Cash flow from operating activities, which includes customer collections, are derived principally from product and service billings, rather than recognized revenues. We believe that cash flow from operating activities is a useful measure of the performance of our business because, in contrast to income statement profitability metrics that rely principally on revenue, cash flow from operating activities captures the contribution of changes in deferred revenue from period to period.

While cash flow from operating activities was negative during the periods presented in the table above, management believes that it is important to track our progress toward the goal of achieving positive cash flow from operating activities. During the nine months ended September 30, 2007, we reduced the deficit in cash flow from operating activities by 47% relative to the nine months ended September 30, 2006. Our deficit in cash from operating activities was approximately $4.1 million for the nine months ended September 30, 2007.

We plan to further reduce the deficit in cash flow from operating activities in fiscal 2007 relative to the deficit in fiscal 2006 by continuing to grow our customer billings at a faster rate than our expenses. We anticipate continuing to grow our customer billings by focusing on sales of our NitroView family of products, which carry higher margins than our NitroGuard IPS products and for which we believe there will be increased market demand. While we anticipate that our general and administrative expenses will increase as we become a public reporting company and grow our customer billings, we believe that we can keep our overall expenses from increasing at a similar rate by maintaining our sales and marketing and research and development expenses at generally the same levels that they are now. We believe that our current sales and marketing and research and development resources can support the growth in customer billings that we anticipate in the near future.

At the point, if any, when we experience positive cash flow from operating activities, we expect that cash flow from operating activities will be one of the key metrics that we will report on a quarterly basis to track our continued progress. In addition to using this metric to track business performance, management believes that this metric is frequently used by securities analysts, investors and other interested parties in the evaluation of software companies with significant deferred revenue balances.

We believe that our existing cash and cash equivalents, three-year debt facility and the net proceeds of this offering will be sufficient to meet our anticipated cash needs for at least the next twelve months, although there is no assurance that such proceeds will be sufficient for this purpose. We expect to use approximately $2.05 million of the net proceeds of this offering to repay outstanding principal and interest under convertible promissory notes that will become due upon the closing of this offering. Our future working capital requirements will depend on many factors including, but not limited to, the rate of our product and service billings growth, the market acceptance of our existing products and any of our new and enhanced products, the rate of expansion of our sales teams and partner programs, the rate of expansion of our engineering team, the rate of progress on our systems and process upgrades for public company compliance, the costs of being a public reporting company and the rate of our investment in infrastructure to support our growth.

We expect to continue to experience negative cash flow from operating activities for the near term. If we continue to incur negative cash flow from operating activities for longer than expected, our ability to continue as a going concern could be in substantial doubt. To the extent that our cash and cash equivalents, three-year debt facility and the net proceeds of this offering are insufficient to fund our future activities, we may be required to raise additional funds through working capital debt facilities or public or private equity or debt financings. We also may need to raise additional financing should the execution of our business strategy not develop as planned and we do not achieve positive cash flow from operating activities, or should we acquire one or more companies, technologies or assets. In any of these events, we cannot assure you that we will be able to secure such financings on acceptable terms or at all.

Contractual Obligations and Commitments

The following table discloses information about our contractual obligations and the periods in which payments are due as of December 31, 2006:

		Payments Due by Period
		Less Than	1-3	3-5	More Than
	Total	1 Year	Years	Years	5 Years

Capital Leases	$54,935	$42,008	$12,927	—	—
Operating Leases	378,921	171,686	207,235	—	—

Total	$433,856	$213,694	$220,162	—	—

The capital leases primarily relate to office equipment. The operating leases primarily relate to our office facilities in Portsmouth, New Hampshire, Idaho Falls, Idaho and Reston, Virginia. No purchase contracts or non-cancelable supply commitments were in place as of December 31, 2006.

Off-Balance Sheet Arrangements

We do not engage in off-balance sheet financing arrangements. We have no interest in entities referred to as variable interest entities, which include special purpose entities and other structured finance entities.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. We do not hold or issue financial instruments for trading purposes. Our market risk is primarily a result of fluctuations in interest rates. We do not currently have any interest rate hedges.

Our international sales are primarily through partners and our sales to those partners are primarily in U.S. dollars. As a result, our foreign currency exchange rate risk is limited because our partners primarily bear the direct risk of foreign currency exchange rates for our sales outside of the United States.

We do not enter into investments for trading or speculative purposes.

Our cash and cash equivalents are subject to interest rate risk, which will affect the interest income we derive. Due to the short-term nature of these investments, we believe that we do not have material exposure to changes in the fair value of our cash or cash equivalents as a result of changes in interest rates.

While we have not experienced customer concentration risk with our revenue, we did have four customers who, in the aggregate, accounted for 74% and 62% of the outstanding accounts receivable balances at December 31, 2006 and 2005, respectively. These balances were fully collected in the subsequent period.

Recent Accounting Pronouncements

On January 1, 2007, we adopted the provisions of FASB Interpretation No. 48, “Accounting for the Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109,” or FIN 48. FIN 48 requires that the impact of tax positions be recognized in the financial statements if they are more likely than not of being sustained based on the technical merits of the position. We do not have any unrecognized tax benefits and there was no effect on our financial condition or results of operations as a result of adopting FIN 48.

We file federal and state income tax returns. The periods from 2000-2006 remain open to examination by the Internal Revenue Service and state jurisdictions. Our policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of the date of adoption of FIN 48, we did not have any accrued interest or penalties associated with any unrecognized tax benefits, nor were any interest expense or penalties recognized during the three or six months ended June 30, 2007.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which is applicable for fiscal years beginning after November 15, 2007. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Although SFAS No. 157 does not require any new fair value measurements, its application may, for some entities, change current practices related to the definition of fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. We are currently evaluating the impact that the adoption of SFAS No. 157 will have on our financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 creates a “fair value option” under which an entity may elect to record certain financial assets or liabilities at fair value upon their initial recognition. We would recognize subsequent changes in fair value in earnings as those changes occur. We would make the election of the fair value option on a contract-by contract basis, supported by concurrent documentation or a preexisting documented policy. SFAS No. 159 requires an entity to separately disclose the fair value of these items on the balance sheet or in the footnotes to the financial statements and to provide information that would allow the financial statement user to understand the impact on earnings from changes in the fair value. SFAS No. 159 is effective for us beginning with the fiscal year ending December 31, 2008. We are currently evaluating the impact that the adoption of SFAS No. 159 will have on our financial statements.

Changes in Accountants

Vitale, Caturano & Company, Ltd.

Prior to engaging Carlin, Charron & Rosen, LLP, the firm of Vitale, Caturano & Company, Ltd. served as our independent registered public accounting firm. We had engaged Vitale, Caturano & Company, Ltd. on August 17, 2006 to audit our financial statements as of and for the fiscal year ended December 31, 2005 and to reaudit our financial statements as of and for the fiscal year ended December 31, 2004, including audit procedures deemed necessary in their professional judgment related to our January 1, 2004 opening balances. Vitale, Caturano & Company, Ltd. informed us on March 5, 2007 that they would be resigning as our independent registered public accounting firm following completion of the audits, which were completed on May 3, 2007. On May 25, 2007, we engaged Carlin, Charron & Rosen, LLP to audit our financial statements as of and for the fiscal year ended December 31, 2006. We also engaged Carlin, Charron & Rosen, LLP to reaudit our financial statements for the fiscal year ended December 31, 2005 so that all of the financial statements contained elsewhere in this prospectus would be audited by the same accounting firm. The decision to engage Carlin, Charron & Rosen, LLP was discussed with and recommended by our board of directors following acceptance of Vitale, Caturano & Company, Ltd.’s resignation.

Other than expressing substantial doubt about our ability to continue as a going concern, the report of Vitale, Caturano & Company, Ltd. regarding our financial statements as of and for the fiscal year ended December 31, 2005, prior to being reaudited by Carlin, Charron & Rosen, LLP, did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

There have been no disagreements with Vitale, Caturano & Company, Ltd. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, that, if not resolved to their satisfaction, would have caused them to make reference thereto in their reports regarding our financial statements as of and for the fiscal years ended December 31, 2004 and 2005.

On May 31, 2007, Vitale, Caturano & Company, Ltd. sent a letter to the audit committee of our board of directors noting certain deficiencies in our internal controls identified in connection with their audit of our financial statements as of and for the years ended December 31, 2004 and 2005, which they considered to be material weaknesses. Vitale, Caturano & Company, Ltd. indicated that we did not maintain adequate accounting and finance personnel, that our accounting system required significant manual effort, that we were unable to identify, assess and resolve accounting issues, and that we lacked formal, documented procedures and controls over transaction processing and financial reporting. Vitale, Caturano & Company, Ltd. considered these material weaknesses in determining the nature, timing and extent of the audit tests that were applied to their audits. In connection with their reaudit of our financial statements as of and for the fiscal year ended December 31, 2004, including audit procedures deemed necessary in their professional judgment related to our January 1, 2004 opening balances, Vitale, Caturano & Company, Ltd. noted that our previously audited financial statements contained many errors, including with respect to revenue recognition, capitalization of software development costs, accounting for stock options, accrued expenses and accounting for income taxes.

The material weaknesses identified by Vitale, Caturano & Company, Ltd. related primarily to the inadequate personnel, processes and systems. Since June 2007, we have begun to address these material weaknesses. We have hired a new Chief Financial Officer and Controller, both of whom are certified public accountants and have experience working with both private and public companies. Although we have not yet upgraded our accounting systems, including our general ledger accounting software, the addition of a chief financial officer and controller has enabled us to introduce compensating controls and procedures. We have focused on improving the preparation of fully adjusted, internally prepared, GAAP-compliant financial statements, including footnote disclosures, the reconciliation of key account balances on a timely basis, the identification and resolution of accounting issues on a timely basis, the implementation and monitoring of controls over cash flow, expense review and budgeting and the implementation of control over revenue recognition. We expect to continue to invest in our business processes, systems and internal controls in anticipation of being required to comply with Section 404 beginning with our Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

During the two most recent fiscal years and any subsequent interim period, we did not consult Carlin, Charron & Rosen, LLP regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on our financial statements or on any matter that was the subject of a disagreement with Vitale, Caturano & Company, Ltd. or a reportable event as defined in applicable SEC rules.

We requested that Vitale, Caturano & Company, Ltd. furnish us with a letter addressed to the SEC stating whether it agrees with the above statements and, if it does not agree, the respects in which it does not agree. A copy of such letter is filed as an exhibit to the registration statement of which this prospectus forms a part.

Cooper Norman & Co.

Prior to engaging Vitale, Caturano & Company, Ltd., the firm of Cooper Norman & Co. served as our independent accounting firm. Cooper Norman & Co. had audited our financial statements as of and for the fiscal year ended December 31, 2004. In connection with our engagement of Vitale, Caturano & Company, Ltd. on August 17, 2006, we dismissed Cooper Norman & Co. as our independent accounting firm. The decision to dismiss Cooper Norman & Co. and to engage Vitale, Caturano & Company, Ltd. was discussed with and recommended by our board of directors.

The report of Cooper Norman & Co. regarding our financial statements as of and for the fiscal year ended December 31, 2004, prior to being restated and reaudited by Vitale, Caturano & Company, Ltd., did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

There have been no disagreements with Cooper Norman & Co. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, that, if not resolved to their satisfaction, would have caused them to make reference thereto in their report regarding our financial statements as of and for the fiscal year ended December 31, 2004.

During the two most recent fiscal years and any subsequent interim period, we did not consult Vitale, Caturano & Company, Ltd. regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on our financial statements or on any matter that was the subject of a disagreement with Cooper Norman & Co. or a reportable event as defined in applicable SEC rules.

We requested that Cooper Norman & Co. furnish us with a letter addressed to the SEC stating whether it agrees with the above statements and, if it does not agree, the respects in which it does not agree. A copy of such letter is filed as an exhibit to the registration statement of which this prospectus forms a part.

BUSINESS

Overview

NitroSecurity provides hardware and software products for the information security monitoring, analysis and protection of computer networks. Our products deliver comprehensive network intrusion prevention, detailed security monitoring and regulatory compliance reporting designed to improve network and operational efficiencies. Our products also enable information technology professionals to protect their networks by providing them with the capability to view and analyze the real-time and historical relationships between network traffic flow and security event data with an interactive, graphical user interface and to automatically block harmful or unwanted traffic that could adversely affect their networks.

Organizations today increasingly focus on protecting their networks from both internal and external threats. They require solutions that monitor, analyze and protect their networks to increase availability and avoid losing customer and corporate data. Given the instances of customer and personnel data being lost, stolen or compromised, companies of all sizes are enhancing their capabilities to protect and store increased amounts of network data to meet both their own internal requirements and the increasing requirements of regulatory compliance.

We design our products around our proprietary data management technology, NitroEDB. We believe that our technology delivers improved performance and scalability compared to existing data management technologies, which gives us an advantage in the intrusion prevention and network security management markets. NitroEDB uses patented technology to deliver real-time query results on extremely large databases, including those exceeding billions of records. Our technology often enables our products to deliver faster response times for applications that require time sensitive processing of large volumes of data. We have initially applied NitroEDB to address the increasing data requirements of the intrusion prevention and network security management markets and intend to apply the technology to opportunities in other markets that need to analyze large amounts of data in real-time.

We sell our products to medium and large-size companies, academic institutions and government agencies through our direct sales force and through partners. Since January 1, 2005, we have sold our products, either directly or through our partners, to approximately 130 end-user customers, including organizations in the financial services, healthcare, retail and hospitality industries, colleges and universities and federal, state and local governments and agencies.

Industry Background

According to the research firm Gartner, Inc., the intrusion prevention market is projected to total $700 million in revenue for 2006 and to grow to $1.58 billion in revenue for 2010, representing a compound annual growth rate of approximately 22%. In addition, according to Gartner, the network security management market, which is also commonly referred to as the security information and event management market, is projected to total $356.8 million in revenue for 2006 and to grow to $781.5 million in revenue for 2010, representing a compound annual growth rate of approximately 22%.

A major security problem facing companies today is how to collect, store, process, analyze and report on the massive amount of information generated by the numerous network and security devices that have been installed on their networks. Those devices include firewalls, servers, routers and intrusion detection and prevention systems, many of which are intended to counter threats and attacks (i.e., viruses, worms, identity theft and fraud). Those threats and attacks have resulted in significant network downtime, additional manpower requirements, fines, customer settlements and reputational damage.

There are a number of trends that are currently changing the landscape in the intrusion prevention and network security management markets. Those trends include:

•	Increased cost of a data breach. According to the research firm Forrester Research, Inc., the cost of replacing a stolen credit card is between $10 and $35 and the cost of a data breach is between $90 and $305 per record (e.g., per credit card or social security number), taking into account such items as notification expenses, fines, restitution, loss of customers and loss of productivity. Each data breach event can involve thousands or even millions of compromised or stolen data records. As a result, the loss of sensitive data due to a security breach can have a significant financial impact on organizations.

•	Increased amount of data required to be analyzed and stored. In the past, information technology departments have primarily monitored only a small number of locations within their networks. However, those departments are increasingly being required to monitor and log data from almost every location within their networks. As a result, the amount of data being produced in a company’s network has expanded significantly, and companies need a more scalable and cost effective system to manage and interpret this data.

•	Increased regulatory and statutory requirements. With growing threats to industrial, financial and personal information security, new industry standards have been adopted, new regulations have been promulgated and new legislation has been passed, designed to improve the way that institutions protect sensitive data. Information privacy and security is now governed by industry-imposed standards such as the Payment Card Industry Data Security Standard and statutes such as the Sarbanes-Oxley Act of 2002, the Gramm-Leach-Bliley Act, the Federal Information Security Management Act of 2002 and the Health Insurance Portability and Accountability Act of 1996 and the regulations promulgated under those laws. To satisfy these standards, regulations and statutes, companies are required to deploy systems, policies and programs that enforce information security, control and monitoring, and reporting capabilities for corporate assets. These standards, regulations and statutes are often burdensome and expensive for many companies, as companies are now forced to demonstrate compliance with security requirements set by both industry and governmental bodies. For many organizations, compliance has become a significant security concern.

•	Increased interest in network flow data. New, more elusive attacks and breaches have required companies to examine network traffic more closely for anomalous behavior. All data on a network is associated with a flow, meaning that every piece of data has a source, destination and content. We believe that tracking flows and correlating flows to network security events will become a more critical requirement for network security management solutions. Vendors have recently begun to integrate traffic flow data reporting into their products, making it possible to collect network-wide traffic data. However, existing network security management products are currently limited in scope or functionality due to the massive amounts of information they must process.

•	Increased need for network security by organizations of all sizes. Due to increased compliance requirements and more frequent attacks, network monitoring, analysis and protection has become a priority for organizations of all sizes. Moreover, organizations with limited network security staffs or system support capabilities place added value on solutions that are easy to deploy and operate.

•	Increased demand for log management functions. Regulatory requirements have made the management of network activity and event records, which we refer to as log management, one of the fastest growing areas of network security. Most major regulations affecting network security now require continuous logging of information and effective log management. Network log management functions are becoming more important due to the lack of guidance on what needs to be captured for regulatory compliance (resulting in more data being collected, stored and indexed in order to reduce the risk of non-compliance), the need to store the data for a longer period of time and the usefulness of detailed and historical log data analysis for breach investigation and general forensics.

Traditional firewall, anti-virus and other network security solutions, while necessary to prevent the transfer of malicious code, are not sufficient to address the new generation of threats and targeted attacks. Many products have also been developed in an attempt to collect and process the massive amount of information generated by network and security infrastructures. However, most of these products are limited in their capability to process both real-time and forensic network and security data in the volumes required by our customers. Consequently, the intrusion prevention and network security management markets have evolved to consist primarily of multiple disparate and non-integrated solutions. More advanced network security solutions that protect vital information assets in real-time are needed.

Our Solution

We believe that our integrated solution consisting of intrusion prevention, network behavior analysis, security event management and log management will help companies increase the availability of their computing systems and better maintain the integrity and confidentiality of stored information. We accomplish these objectives by embedding NitroEDB in all of our products to enable the rapid collection and analysis of large amounts of data, which results in a reduction of the amount of time, equipment and personnel that a company must dedicate to its overall network security. Our solutions offer the following benefits to our customers:

•	High performance. Real-time analysis of both live (streaming) and historical data reduces response time to network threats and attacks.

•	Scalability and reduced total cost of ownership. Our products are able to collect and analyze large amounts of data. As a result, our customers do not need to add additional network security solutions as frequently to handle the growing amount of network data, thereby reducing their overall investment in hardware and personnel.

•	Real-time historical log analysis. The combination of NitroEDB and terabytes of local data storage allows rapid analysis of historical data for auditing and compliance reports.

•	Real-time baselines and trending. Real-time statistical comparisons of current and historical data allow anomalies to be rapidly detected and visualized using our interactive graphical user interface.

Our Products and Services

Our network security products consist of our NitroGuard IPS and our NitroView family of products for security data management. Our NitroGuard IPS and NitroView products are fully integrated to provide our customers with a comprehensive and cost effective network security monitoring, analysis and protection system.

NitroGuard IPS

NitroGuard IPS is a hardware device embedded with our proprietary software that provides network intrusion detection and prevention. NitroGuard IPS monitors network activity and compares network traffic to signatures, or electronic profiles, of known attacks and either allows or blocks the traffic while alerting security administrators of suspicious activities. Signatures are used to identify attacks such as denial-of-service, worms, viruses and spyware. NitroGuard IPS communicates with our NitroView products, creating an integrated network security management solution.

NitroGuard IPS’ signatures are fully customizable by administrators who are familiar with standard security syntax. NitroGuard IPS currently supports over 4,000 unique signatures, including all public-domain signatures and additional attack and network anomaly signatures authored by our Threat Analysis Center, located at our research and development facility in Idaho Falls, Idaho. These signatures are updated regularly and made available to our customers who purchase our maintenance and support services.

NitroView

Our NitroView family of products consists of NitroView Enterprise Security Manager (ESM), NitroView Receiver and NitroView Enterprise Security Server (ESS).

NitroView ESM is our lead product because it contains our most advanced functionality. NitroView ESM collects network and security data from our NitroGuard IPS and many third-party network, security and host devices and provides real-time analysis of both current data and large stores of historical data. The data is managed using an interactive graphical user interface that adjusts in real-time, providing correlated results, event notifications, data export to other information tools and printed reports. NitroView ESM version 7.2, which was released in June 2007, offers improved performance, additional functionality and an improved graphical interface.

NitroView Receiver is our data collector that provides NitroView ESM with network flow and log information from firewalls, switches, routers and network devices manufactured by other companies. NitroView Receiver also improves the performance of switches and routers by allowing flow management to be transferred from the switches and routers to NitroView Receiver. Although we have historically sold NitroView Receiver as a separate hardware device, we recently introduced a product that combines our NitroView ESM and NitroView Receiver. As a result, our customers can now acquire the functionality of both products, but at a lower price due to the need for only a single piece of hardware.

NitroView ESS is a scaled down version of NitroView ESM that is designed to provide a management interface to just NitroGuard IPS. NitroView ESS performs the same functionality as NitroView ESM, except that it does not accept third-party data from NitroView Receiver.

Maintenance, Support Services and Warranty

We offer ongoing maintenance and support services to our customers. These maintenance and support programs are typically sold to customers for an initial one-year term at the time they purchase our products and typically renew for successive one-year periods. We provide telephone and web-based support, software updates and bug fixes, documentation updates, and rule and vulnerability signature updates as part of our maintenance and support programs. We make available all upgrades, releases, patches and new rules to our customers through our website. We also offer our customers a choice of receiving updates automatically or manually. Our maintenance and support team is located at our research and development facility in Idaho Falls, Idaho.

Through our Threat Analysis Center, we provide a staff of information security professionals and isolated test networks that monitor for and identify new security vulnerabilities and attacks. Our Threat Analysis Center rapidly issues signature updates to prevent specific attacks and provide increased protection for our customers. Our customers may also engage our Threat Analysis Center to develop custom signatures.

We provide a 90-day warranty for our software that covers both the ability of the software to conform to its documented specifications and the usability of the media on which the software ships. We also provide a standard hardware warranty of one year for all of our products that ship as a software and hardware bundle.

Professional Services and Training

Our sales engineers assist our customers and partners in the configuration, installation and proper usage of our products. These fee-based services include security solution architecture design and customization and configuration of our products for the customer’s particular network characteristics. Our professional services and training are sold and delivered either directly through our personnel or indirectly through our authorized resellers and training and service partners.

Technology

Underlying our NitroGuard IPS and NitroView products is our NitroEDB data management technology, which utilizes proprietary indexing methodologies to deliver superior performance and scalability characteristics. The indexing technology behind NitroEDB was patented in 2002.

The principal features of NitroEDB are:

N-Tree Indexing.  N-Tree indexing is our primary intellectual property that enables the high performance characteristics of our products. N-Tree indexing is a different way of storing and retrieving data from a database. NitroEDB’s patented N-Tree indexing provides index-accessible data, allowing data lookups and counts without requiring full database table scans. Table scans can often require minutes or even hours to complete due to the billions of database records that network security management systems often contain. NitroEDB’s indexing capabilities allow event, log, packet and flow counts, filtered data queries for event, flow and log isolation, and correlation and other common security management tasks to be performed without fully scanning database tables. N-Tree indexing also provides a mechanism for simultaneous database queries and database insertions. In most database systems, the database is required to lock itself while either database queries or database insertions are being performed in order to preserve the integrity of the data. NitroEDB overcomes this limitation and allows both tasks to occur simultaneously with little performance impact. The elimination of database table scans and the ability to simultaneously perform database queries and insertions provides what we believe is a significant performance advantage over competitive data management solutions.

Index Accumulation.  Index accumulation allows NitroEDB to perform mathematical and statistical operations on the N-Tree indexed data. Calculations, such as averages, sums, standard deviations and other mathematical functions, can be performed in real-time without multiple full database table scans or process intensive calculations. Index accumulation allows us to combine the functionality of multiple products into a single product.

Any-Memory Architecture.  NitroEDB uses Any-Memory architecture to run as either a data management system using the computer’s random access memory or a data storage system using the computer’s hard drive, or a combination of both. As a result, NitroEDB is able to run on a variety hardware that might not otherwise be able to handle the requirements of a data management system, including many less expensive, off-the-shelf options.

Context Sensitive Analytics.  Context sensitive analytics refers to the use of the index accumulation technology in NitroEDB to provide real-time, context-driven overlay of trend information. We believe that the use of context sensitive analytics will streamline the workflow of network security administrators by removing the extra step of performing explicit trend analysis in their data reports. For example, NitroView ESM calculates time-correlated baselines in real-time, providing a historical context for data, and overlays this information on top of bar charts and distribution graphs that are already being used for typical network security administration purposes.

Real-Time Information Correlation.  Real-time information correlation refers to the use of N-Tree indexing and the general performance advantages of NitroEDB to provide real-time correlation of multiple retrieved data sets. In this way, dynamically linked reports may be generated such that one report will update automatically to reflect the new situational context of another report. Reports, using lists, counts, pie charts, bar charts, line and/or area charts, and distribution graphs may be linked together to create cascading contextual updates. We believe that this mechanism of rapidly updating data query results to reflect new contexts provides an efficient and unique way to facilitate the identification of network security threats, identify audit trails for regulatory compliance efforts and perform any other task requiring the multi-dimensional analysis of large amounts of disparate data.

Our Strategy

Our strategy is focused on:

•	becoming a leading provider of network security products; and

•	developing products to apply NitroEDB to the broader data management market and the complex event processing market.

Network Security

We seek to become a leading provider of network security products by:

•	Enhancing our products and core technology. We intend to build additional features and technological advantages into our existing products. We plan to leverage our core technology, NitroEDB, by adding additional features and functionality, which will broaden the market acceptance of our products.

•	Increasing our original equipment manufacturer, strategic partner and distribution channels. We believe that we have an opportunity to achieve significant revenue growth through original equipment manufacturer, partner and distribution relationships. Such relationships might include traditional network infrastructure companies that do not currently offer network security management products and companies that are already strong in the network security management market.

•	Expanding our customer base. We believe that we have an opportunity to expand our customer base in the intrusion prevention and network security management markets as our technology and products become more widely adopted. We believe that the need to manage increasing network data volumes will present us with an opportunity to target medium and large-size companies, academic institutions and government agencies that require high performance data management capabilities.

•	Expanding our relationships with our customers. As our customer base and product sets grow, we intend to leverage our customer relationships to sell new products and expand our revenue potential within our existing customer base. We will educate our customers who have purchased our intrusion detection and prevention products about our network security management products and the additional benefits that an integrated network security management solution can bring to their overall security posture.

•	Strengthening our presence outside of the United States. We believe that there is significant market opportunity outside of North America that we can target with our network security products. We have recently entered into an agreement with a reseller in the United Kingdom to represent us throughout Europe, which we expect will provide us with a presence in that marketplace without the need to build significant infrastructure. We have also entered into an agreement with an affiliate of one of our U.S.-based partners to represent us in Mexico.

•	Expanding into other network security markets. We believe that our products are capable of expanding into other network security markets, including security information management, network behavior, anomaly detection, vulnerability management and unified threat management. We intend to evaluate the acquisition of, or investment in, companies, technologies, products or assets that complement our current products. Although we currently have no present understandings, commitments or agreements to enter into any acquisitions or make any investments, we believe that we could enhance our own product and technology offerings by integrating them with various third-party technologies.

NitroEDB

We believe that the performance and scalability characteristics of NitroEDB are well suited for solving complex problems in many markets outside of intrusion prevention and network security management. As a result, we are exploring opportunities to apply NitroEDB to the broader data management market and the complex event processing market.

Data Management.  We are currently pursuing original equipment manufacturer, integration and strategic partner relationships for NitroEDB in the broader data management market. In September 2006, we entered into a joint marketing and development agreement with MySQL AB, a leading database provider, to integrate NitroEDB into MySQL’s database server. We are developing a product, which we call “NitroEDB for MySQL,” which is intended to be a high data volume, high performance database management system to be compatible with applications utilizing MySQL’s current release of its database server. We expect that NitroEDB for MySQL will be marketed by both companies. We believe that by integrating NitroEDB into MySQL’s database server, MySQL users would be able to gain the performance enhancements of NitroEDB, while still being able to use MySQL’s database server, for which thousands of business applications have already been written.

Complex Event Processing.  Complex event processing is the ability to process and analyze multiple streams of high volume, high speed events for purposes of identifying opportunities and related events in real-time. We believe that complex event processing products built around NitroEDB would be faster and less costly than currently available applications and would provide a better solution for the real-time issues that organizations are increasingly facing. We believe that the complex event processing markets that we might be able to compete in include:

•	Supply chain management. Increased use of radio frequency identification and other tagging technologies to track inventory and shipments and to identify supply chain bottlenecks, points of loss and distribution inefficiencies is expected to create a demand for faster systems to analyze data.

•	Smart buildings. Smart buildings utilize energy management, surveillance, environmental control and other data-intensive technologies to enhance livability and operational control.

•	Telematics. Telematics is the use of telecommunications devices, like global positioning systems, to convey information. Telematics is used by such industries as the transportation industry for vehicle tracking and transportation system management and control and the healthcare industry for patient flow management and monitoring.

•	Demand response. Demand response refers to managing the energy demands of customers in response to supply conditions. We expect that the need for demand response technologies will increase as the demand for, and competition in, alternative energy sources increases.

•	Securities and commodities trading. The integration of technology into securities and commodities trading has enabled trades to be made quicker and more efficiently. We expect that technology will play an even larger role in the future, including the implementation and monitoring of complex artificial intelligence-based trading strategies.

•	Security and surveillance. Both the military and public sectors have begun to use artificial intelligence-based applications for real-time detection, analysis and threat response in such areas as battlefield tactics, immigration and port-of-entry management. We expect that the security and surveillance market will continue to grow as faster processing technology becomes available.

Competition

The intrusion prevention and network security management markets are highly competitive and we expect the competition to intensify. Our main competitors fall into the following categories:

•	Intrusion detection and prevention manufacturers that sell competitive products and offerings, including 3Com, Cisco, IBM, Juniper, McAfee, Reflex Security, Sourcefire and Top Layer Networks;

•	Security information and event management manufacturers that sell competitive products and offerings, including ArcSight, Cisco, IBM, LogLogic, netForensics, Q1 Labs, SenSage and Symantec;

•	Network infrastructure companies (hardware and software) that could integrate functions or features similar to our products into their own products, including 3Com, Cisco, EMC, IBM and Juniper; and

•	Other companies that offer products that compete with components or individual functions of our products.

We believe that there are a number of important factors to compete effectively in the intrusion prevention and network security management markets, including performance, product functionality and features, price, ease of use, customer service and support, and sales and marketing. We believe that our NitroEDB technology will enable us to compete most effectively in the following areas:

•	Performance. Based on our internal test results and recently published product reviews, we believe that NitroEDB is able to achieve higher data processing speeds than most other intrusion prevention and network security management products that are currently on the market. By being able to achieve higher data processing speeds, we believe that our products are able to achieve the high performance levels that are necessary to adequately monitor, analyze and protect computer networks.

•	Product functionality and features. While other competitors offer similar product functionality and features, including anomaly detection, log management, event management and network behavior analysis, we believe that we are the only company that offers all of these functions and features in a single, unified information security solution, our NitroView family of products. In order to achieve the same functionality and features, we believe that customers would need to buy more than one product from one or more competitors, which could result in compatibility issues or require multiple user interfaces.

•	Price. By offering the functionality and features mentioned above in a single solution, we are able to offer our products at a lower price than what our customers would otherwise have to pay if they acquired the same functionality and features from one or more competitors. We are able to offer this price advantage by combining our functions and features onto a single piece of hardware, which both reduces the hardware cost and only requires a single copy of our core software.

However, our current and potential competitors may have significantly greater financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their products. Our competitors may have more extensive customer bases and broader customer relationships than we do, including relationships with our potential customers. In addition, these competitors may have longer operating histories and greater name recognition than we do. Our competitors may be in a stronger position to respond quickly to new technologies and may be able to market and sell their products more effectively. Moreover, if one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could adversely affect our customer relationships and competitive position or otherwise affect our ability to compete effectively.

Customers

Our customers are primarily medium and large-size companies who have deployed network security products to protect their network infrastructure. Our products have been purchased by organizations in the financial services, healthcare, retail and hospitality industries, by academic institutions and by federal, state and local governments and agencies. Our products are also purchased by managed service providers, who in turn provide network security services to a similarly broad range of customers and industries.

A typical customer would deploy a number of NitroGuard IPS products throughout its network, with the quantity being larger for more distributed and redundant networks. The customer would also usually purchase either a NitroView ESM or NitroView ESS product, with NitroView ESM being the most common due to the need to manage data from third-party network devices. Implementation of a NitroView ESM would also typically consist of one or more NitroView Receivers or, most recently, our combined NitroView ESM/NitroView Receiver product. Our NitroGuard IPS and NitroView products also have an annual maintenance component. Generally, all of our customers participate in our maintenance program.

Since January 1, 2005, we have sold our products, either directly or through our partners, to approximately 130 end-user customers, including Online Resources Corporation, St. Joseph Hospital (Nashua, NH), Greenville Utilities Commission, New York State Emergency Management Office, City of Kirkwood, Missouri, Texas Workforce Commission and Colby-Sawyer College.

Sales and Marketing

We market and sell our products and services using a combination of direct sales and partners. We employ direct sales teams in strategic locations throughout the United States. Each sales team consists of a regional sales director, a senior security engineer and an inside sales representative. These teams are supported by both internal and outsourced lead generation/telemarketing personnel. We also have managed security service and channel partners in the United States, a partner in the United Kingdom that sells and supports our products in Europe and an affiliate of one of our U.S.-based partners that sells and supports our products in Mexico.

Sales

As of September 30, 2007, our sales organization was comprised of approximately 22 full-time individuals located across the United States. Our sales personnel are responsible for all aspects of the sale to our customers, from initial meeting through implementation, and act as liaisons between our customers and our marketing and product development departments. Our sales personnel are also responsible for reseller market development within their respective regions, including managing reseller relationships and assisting resellers in obtaining and supporting customer accounts. Our sales organization is supported by a team of experienced sales engineers who are responsible for providing pre- and post-sales support and training for customers and partners.

Although we primarily sell our products on a direct basis, we are working to expand our relationships with strategic partners. We believe that strategic partnerships will provide us with an opportunity to expand both our domestic and international business. We train and assist these partners in promoting, selling and deploying our products.

Marketing

Our marketing function consists primarily of sales support programs, product management and product marketing. Marketing also includes public relations, direct marketing, advertising, website development and trade shows and is designed to build our brand awareness and generate sales leads. We have two full-time employees in our marketing department.

Intellectual Property

Our success depends in part upon our ability to obtain and maintain protection for our proprietary products, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. We also rely on trademarks, copyrights, trade secrets, know-how and continuing technological innovation to develop and maintain our proprietary position.

As of September 30, 2007, we had one issued patent and three pending patent applications in the United States, all of which relate to the methodology and functionality of NitroEDB. Our one issued patent covers N-Tree indexing, which is a method of storing and retrieving data from a database. The expiration date for our issued patent is July 18, 2020.

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective patent claims and enforcing those claims once granted. We do not know whether any of our patent applications will result in the issuance of any patents. Our issued patent and those that may issue in the future may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products or shorten the term of patent protection that we may have for our products. In addition, the rights granted under any issued patents may not provide us with competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies or duplicate any technology developed by us.

We rely, in some circumstances, on trade secrets to protect our technology. Trade secrets, however, are difficult to protect. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees and consultants. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

We use trademarks on our products and believe that having distinctive marks may be an important factor in marketing our products. Our trademarks include “NitroSecurity,” “NitroEDB,” “NitroView,” “NitroGuard,” “N-Tree,” “Any-Memory” and the NitroSecurity logo. None of these trademarks have been registered, although three applications are pending.

Research and Development

As of September 30, 2007, we had approximately 27 employees in research and development. Our research and development team includes personnel with core expertise in database development, computer networking, information security, software and hardware development, human user interface design, quality assurance and technical support. Our research and development efforts are focused on enhancing NitroEDB, enhancing our existing products and developing new products.

For the fiscal years ended December 31, 2006 and 2005, we spent approximately $3.5 million and $2.7 million, respectively, on research and development activities.

Manufacturing

We currently rely on two manufacturers, NCS Technologies, Inc. and Avnet, Inc., to assemble, integrate, test and ship our products, which consist of hardware embedded with our proprietary software. We purchase our products from these manufacturers on a purchase order basis. We maintain sufficient inventory to meet obligations to our customers for demonstration and replacement equipment. We believe that outsourcing our manufacturing enables us to conserve working capital, better adjust to fluctuations in demand and provide for timely delivery to our customers.

Although there are multiple sources for most of the component parts of our products, some components are sourced from limited sources. For example, the network interface cards used in our products are currently only available from limited sources. We typically do not have a written agreement with any of these component manufacturers to guarantee the supply of the key components used in our products, and we do not require our manufacturers to have a written agreement with these component manufacturers. We regularly monitor the supply of the component parts and the availability of alternative sources. We provide forecasts to our manufacturers so that they can source the key components in advance of their anticipated use, with the objective of maintaining an adequate supply of these key components for use in the manufacture of our products. In addition, we maintain a small inventory of key components that we believe are most critical to the manufacturing process.

Employees

As of September 30, 2007, we had 62 full-time employees, with 24 in sales and marketing, 27 in research and development, six in operations and customer support and five in general and administrative. We supplement this full-time workforce by outsourcing activities in each functional area to multiple third parties with relevant expertise. We consider our relationships with our employees to be good.

We are not a party to any collective bargaining agreements covering any of our employees, have never experienced any material labor disruption and are unaware of any current efforts or plans to unionize our employees.

Properties

Our principal executive offices are located in Portsmouth, New Hampshire, where we occupy an aggregate of approximately 11,200 square feet under leases that are month-to-month with respect to approximately 3,000 square feet, expire in October 2010 with respect to approximately 3,900 square feet and expire in March 2008 with respect to approximately 4,300 square feet. Our research and development facility is located in Idaho Falls, Idaho, where we occupy an aggregate of approximately 4,700 square feet under leases that are month-to-month. We also maintain a sales office in Reston, Virginia pursuant to a lease for approximately 2,400 square feet that expires in February 2008. We believe that our facilities are in good condition and are generally suitable to meet our needs for the foreseeable future.

Legal Proceedings

We are, from time to time, a party to legal proceedings that arise in the normal course of business. We are not currently involved in any material litigation, the outcome of which would, in management’s judgment, have a material adverse effect on our results of operations or financial condition.

MANAGEMENT

Executive Officers and Directors

The names, ages and titles of our executive officers, directors and director-nominees as of September 30, 2007 are as follows:

Name	Age	Position

Kenneth R. Levine	43	President, Chief Executive Officer and Chairman of the Board
John M. Parsons	48	Chief Financial Officer and Treasurer
Howard D. Stewart	56	Executive Vice President of Engineering and Director(1)
Seth A. McClead	30	Executive Vice President of Operations and Secretary
Martin F. (Frank) Hayes	49	Senior Vice President of Marketing
Salo K. Fajer	43	Vice President of Product Management
Norman J. Rice, III	34	Director(1)
Howard S. Smith	38	Director
Robert A. Angell, III	51	Director-Nominee(2)
Paul G. Paget, Jr.	53	Director-Nominee(2)
Arthur R. Roldan	61	Director-Nominee(2)

(1)	Messrs. Stewart and Rice will resign from our board of directors upon the effectiveness of the registration statement of which this prospectus is a part.

(2)	The director-nominees will join our board of directors upon the effectiveness of the registration statement of which this prospectus is a part.

Kenneth R. Levine has been a member of our board of directors and has served as Chairman of the Board since February 2005, has served as our Chief Executive Officer since April 2006 and has served as our President since August 2007. Since June 2004, Mr. Levine has served as a partner of Brookline Venture Partners, a venture capital firm that he founded, and which is our largest stockholder. From 1998 to June 2004, Mr. Levine was a private investor in various companies. From 1985 to 1998, Mr. Levine served as Executive Vice President of Sales of Cabletron Systems, Inc., a provider of networking solutions. Mr. Levine holds a B.S. degree from the Wharton School of Business at the University of Pennsylvania.

John M. Parsons has served as our Chief Financial Officer since July 2007 and our Treasurer since August 2007. Mr. Parsons has also served as a partner in Tatum, LLC, an executive services firm, since April 2007, and as President of John Parsons Associates LLC, a financial advisory firm, since February 2004. From April 2004 to May 2006, Mr. Parsons served as Chief Accounting Officer of RSA Security Inc., a provider of online identity and digital asset protection solutions. From July 1986 to April 2003, Mr. Parsons served in various financial and operational leadership roles, including Vice President, with Hewlett-Packard/Agilent Technologies across their computer, measurement and telecom businesses. Mr. Parsons holds a B.S. degree from California State University Northridge and an M.B.A. degree from the Stanford Graduate School of Business. Mr. Parsons is also a certified public accountant.

Howard D. Stewart has served as our Executive Vice President of Engineering since October 2004 and has been a member of our board of directors since October 2001. Mr. Stewart also served as our President from November 2001 to October 2004 and as our Director of Software Development from May 1999 to November 2001. Prior to joining us in May 1999, Mr. Stewart served as an Advisory Engineer with Lockheed-Martin Idaho Technologies Company and as a Senior Engineering Specialist with EG&G Idaho, Inc., both of which work in conjunction with the Idaho National Engineering Laboratory to develop solutions to engineering and environmental problems for the Department of Energy, other federal agencies and private industry.

Mr. Stewart holds a B.S. degree from Brigham Young University and an M.S.B.A. degree from the University of Northern Colorado.

Seth A. McClead has served as our Executive Vice President of Operations since June 2005 and our Secretary since January 2006. Mr. McClead also served as our Managing Director of Engineering Services from January 2005 to May 2005. From June 1998 to November 2004, Mr. McClead held various positions at NMI InfoSecurity Solutions, Inc., an information security consultancy, including as Network Analyst, Senior Engineer and, most recently, Chief Operating Officer. Mr. McClead holds an A.B. degree from Bowdoin College.

Martin F. (Frank) Hayes has served as our Senior Vice President of Marketing since April 2006. Prior to joining us, Mr. Hayes served as Chief Executive Officer of Single Digits, Inc., a provider of managed wireless internet services, from March 2004 to December 2005. From July 2002 to December 2003, Mr. Hayes served as Vice President of Marketing and Business Development of Ipsum Networks, Inc., a network management software company. From 1999 to July 2002, Mr. Hayes served as Senior Director of Product Marketing for Aprisma Management Technologies, Inc., a provider of network management solutions. Mr. Hayes holds a B.S. degree from Texas A&M University and an M.B.A. degree from New Hampshire College.

Salo K. Fajer has served as our Vice President of Product Management since January 2006. Mr. Fajer also served as a Senior Security Engineer for us from November 2004 to January 2006. From June 1999 to November 2004, Mr. Fajer served as a Senior Systems Engineer for Enterasys Networks, Inc./Cabletron Systems, Inc., a provider of networking solutions. Mr. Fajer holds a B.S. degree from the University of Maryland University College.

Norman J. Rice, III has served as a member of our board of directors since July 2007. Mr. Rice has been Vice President and General Manager of the Telecommunications Software business unit of CA, Inc., a provider of information technology management software, since June 2005. He has also been Managing Partner of Dawn Patrol, LLC, a management consulting firm, since September 2006. From March 2005 to June 2005, Mr. Rice served as Vice President of Business Development of the Aprisma Management Technologies business unit of Concord Communications, Inc., a provider of network service management software solutions, until its acquisition by CA, Inc. in June 2005. From January 2002 to March 2005, Mr. Rice served as Vice President of Business Development of Aprisma Management Technologies, Inc., a provider of information technology software solutions, until its acquisition by Concord Communications, Inc. in March 2005. Mr. Rice holds a B.S. degree from the University of Michigan and Master of Engineering Management and M.S. degrees from Dartmouth College.

Howard S. Smith has served as a member of our board of directors since February 2005. Mr. Smith has been a managing director of First Analysis Corporation, a research-based investment firm that manages a group of funds that together constitute our second largest stockholder, since September 2001. Mr. Smith first joined First Analysis Corporation in January 1994. Mr. Smith holds a B.S. degree from the University of Illinois at Urbana-Champaign and an M.B.A. degree from the University of Chicago. Mr. Smith is also a certified public accountant.

Robert A. Angell, III has served as Managing Director of Accounting Management Solutions, Inc., a provider of outsourced accounting, financial management and recruiting services, since January 2006. From June 2000 to December 2005, Mr. Angell was President of Angell Ventures, a consulting firm that provided interim executive and advisory services to CEOs, executive teams and boards of directors. From April 2002 to December 2005, Mr. Angell was also Chief Financial Officer of Communispace Corporation, a company that builds and runs private online customer communities. Mr. Angell holds an A.B. degree from Brown University and an M.S. degree from New York University’s Stern School of Business.

Paul G. Paget, Jr. has served as Chief Executive Officer of Core Security Technologies Inc., a provider of information technology security solutions, since April 2003, and as its President since July 2002. Mr. Paget holds an A.B. degree from Bowdoin College.

Arthur R. Roldan has served as an independent consultant since January 2007, providing business advisory services to technology companies. From April 2002 to December 2006, Mr. Roldan served as

President and Chief Executive Officer of SecurePipe, Inc., a provider of managed network security services. Mr. Roldan holds a B.S. degree from DePaul University.

Board Composition

Our board of directors currently consists of four members, all of whom were elected as directors pursuant to the board composition provisions of an amended and restated stockholders agreement that we have entered into with all of the holders of our preferred stock and some of the holders of our common stock. The board composition provisions of the amended and restated stockholders agreement will terminate upon the effectiveness of the registration statement of which this prospectus is a part and there will be no further contractual obligations regarding the election of our directors. Upon the effectiveness of the registration statement of which this prospectus is a part, Messrs. Rice and Stewart will resign from our board of directors and Messrs. Angell, Paget and Roldan will join our board of directors.

Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. There are no family relationships among any of our executive officers and directors or director-nominees.

In accordance with the terms of our restated certificate of incorporation and amended and restated by-laws that will become effective following the effectiveness of the registration statement of which this prospectus is a part, our board of directors will be divided into three classes, each of which shall consist, as nearly as possible, of one-third of the total number of directors constituting our entire board of directors and each of whose members will serve for staggered three-year terms. As a result, only one class of our board of directors will be elected each year from and after the closing of this offering. Upon the closing of this offering, the members of the classes will be divided as follows:

•	the class I director will be Mr. Paget, and his term will expire at the annual meeting of stockholders to be held in 2008;

•	the class II directors will be Messrs. Roldan and Smith, and their term will expire at the annual meeting of stockholders to be held in 2009; and

•	the class III directors will be Messrs. Angell and Levine, and their term will expire at the annual meeting of stockholders to be held in 2010.

Our restated certificate of incorporation and amended and restated by-laws that will become effective following the effectiveness of the registration statement of which this prospectus is a part provide that our directors may be removed only for cause by the affirmative vote of the holders of at least 66 2/3% of the votes that all our stockholders would be entitled to cast in an annual election of directors. Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires.

Director Independence

Under Rule 4350 of the NASDAQ Marketplace Rules, a majority of a listed company’s board of directors must be comprised of independent directors within one year of listing. In addition, NASDAQ Marketplace Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. Under Rule 4200(a)(15) of the NASDAQ Marketplace Rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or (2) be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors has undertaken a review of the composition of our board of directors and its committees and the independence of each director and director-nominee. Based upon information requested from and provided by each director and director-nominee concerning their background, employment and affiliations, including family relationships, our board of directors has determined that none of Messrs. Angell, Paget or Roldan, representing three of our five directors following the effectiveness of the registration statement of which this prospectus is a part, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under Rule 4200(a)(15) of the NASDAQ Marketplace Rules. Our board of directors also determined that Messrs. Angell and Roldan, who will be two of the three members of our audit committee, and Messrs. Angell, Paget and Roldan, who will comprise our compensation committee and our nominating and corporate governance committee, satisfy the independence standards for those committees established by applicable SEC rules and the NASDAQ Marketplace Rules. Mr. Smith, who is the third member of our audit committee, is not an independent director and will be replaced on the audit committee with a director that satisfies the applicable independence standards within one year after the effective date of the registration statement of which this prospectus is a part. In making these independence determinations, the board of directors considered the relationships that each non-employee director has with our company and all other facts and circumstances the board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee operates under a charter that has been approved by our board of directors.

Audit Committee

Upon the effectiveness of the registration statement of which this prospectus is a part, the members of our audit committee will be Messrs. Angell (chairman), Roldan and Smith. Our board of directors has determined that each of Messrs. Angell, Roldan and Smith satisfies the requirements for financial literacy under the current requirements of the NASDAQ Capital Market rules and regulations. Mr. Angell is also an “audit committee financial expert,” as defined by SEC rules, and satisfies the financial sophistication requirements of the NASDAQ Marketplace Rules. Our audit committee assists our board of directors in its oversight of our accounting and financial reporting process and the audits of our financial statements.

Our audit committee’s responsibilities include:

•	appointing, retaining, approving the compensation of and assessing the independence of our independent registered public accounting firm;

•	overseeing the work of our independent registered public accounting firm, including the receipt and consideration of reports from the firm;

•	overseeing our internal controls over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	establishing procedures for the receipt and retention of accounting related complaints and concerns;

•	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	reviewing our policies and procedures for approving or ratifying related person transactions, including our related person transaction policy;

•	meeting independently with our independent registered public accounting firm, management and internal auditors; and

•	preparing the audit committee report required by SEC rules.

All audit services to be provided to us and all non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

Compensation Committee

Upon the effectiveness of the registration statement of which this prospectus is a part, the members of our compensation committee will be Messrs. Angell, Paget (chairman) and Roldan. Our compensation committee assists our board of directors in the discharge of its responsibilities relating to the compensation of our executive officers. Our compensation committee’s responsibilities include:

•	evaluating the performance of our chief executive officer and our other executive officers;

•	reviewing and approving, or making recommendations to the board of directors with respect to, the compensation of our chief executive officer and our other executive officers;

•	overseeing and administering, and making recommendations to the board of directors with respect to, our cash bonuses and equity incentive plans;

•	reviewing and making recommendations to the board of directors with respect to director compensation; and

•	preparing the compensation committee reports required by SEC rules.

Nominating and Corporate Governance Committee

Upon the effectiveness of the registration statement of which this prospectus is a part, the members of our nominating and corporate governance committee will be Messrs. Angell, Paget and Roldan (chairman). Our nominating and corporate governance committee’s responsibilities include:

•	recommending to the board of directors the persons to be nominated for election as directors or to fill vacancies on the board of directors, and to be appointed to each of the board’s committees;

•	overseeing an annual review by the board of directors with respect to management succession planning;

•	developing and recommending to the board of directors corporate governance principles and guidelines; and

•	overseeing periodic evaluations of the board of directors.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of our board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or our compensation committee. None of the members of our compensation committee is an officer or employee of our company, nor have they ever been an officer or employee of our company.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics will be available on our website at www.nitrosecurity.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Director Compensation

The following table sets forth information with respect to the compensation, exclusive of reimbursed out-of-pocket expenses, received by our non-employee directors for their service during the fiscal year ended December 31, 2006:

Option
	Awards		Total
Name	($)		($)

William C. Jackson, Jr.(1)	—		—
Craig Nankervis(1)	—		—
Gregg J. Ormond(1)	7,302	(2)	7,302
Howard S. Smith	—		—

(1)	Messrs. Jackson, Nankervis and Ormond resigned from our board of directors on January 12, 2006 in connection with the initial closing of our Series C preferred stock financing.

(2)	The value of an option to purchase 2,909 shares of our common stock at $2.80 per share granted on January 12, 2006, determined in accordance with the SFAS No. 123R. See Note 2 to our financial statements for the year ended December 31, 2006 regarding assumptions underlying the valuation of our equity awards. None of these options were exercised as of December 31, 2006.

Other than the stock option that was granted to Mr. Ormond, our non-employee directors did not receive during 2006, and do not currently receive, any compensation from us for their service as directors, although we do reimburse our non-employee directors for reasonable travel and other expenses incurred in connection with attending board and committee meetings. In addition, during 2006, none of our directors who were also employees received, or is currently receiving, any compensation in connection with his service as a director.

Our board of directors has approved a compensation program, which will become effective upon the closing of this offering, pursuant to which we will pay each independent director an annual fee of $24,500 for service as a director. Each independent director will also receive an additional annual fee of $6,500 for serving on the audit committee and an additional annual fee of $4,500 for each other committee of the board of directors on which such director serves. In addition to such committee fees, the chair of our audit committee will receive an annual fee of $10,000 and our other independent committee chairs will receive an annual fee of $4,000 for each such committee that they chair. We will reimburse each independent director for out-of-pocket expenses incurred in connection with attending our board and committee meetings.

In addition, each independent director will receive an option to purchase 6,500 shares of our common stock upon his or her initial appointment or election to our board of directors. These options will vest over a three-year period, with one-third of the total number of shares underlying the option vesting on the first anniversary of the date of grant and an additional 1/36th of the total number of shares underlying the option vesting at the end of each successive one-month period thereafter, subject to the independent director’s continued service as a director. The exercise price of these options will equal the fair market value of our common stock on the date of grant.

Executive Compensation

Summary Compensation Table

The following table sets forth information regarding compensation earned by our President and Chief Executive Officer, our former President, Chief Executive Officer and Executive Vice President of Business Development, our former Chief Financial Officer and each of our two other most highly compensated executive officers during our fiscal year ended December 31, 2006. We refer to these executive officers as our “named executive officers” elsewhere in this prospectus.

				Option		All Other
Name and Principal				Awards		Compensation
Position	Salary ($)		Bonus ($)	($)(1)(2)		($)		Total ($)

Kenneth R. Levine	—	(3)	—	3,122		—		3,122
President, Chief Executive Officer and Chairman of the Board
Terry B. Christensen	173,673		17,500	39,494	(5)	213,716	(6)	444,383
Former President, Chief Executive Officer, Executive Vice President of Business Development and Treasurer(4)
Brian E. Doherty	108,648		—	4,947	(8)	90	(9)	113,685
Former Chief Financial Officer(7)
Howard D. Stewart	130,923		—	17,422	(10)	11,875	(11)	160,220
Executive Vice President of Engineering and Director
Salo K. Fajer	132,083		7,850	5,340	(12)	3,678	(13)	148,951
Vice President of Product Management

(1)	Amounts calculated in accordance with the provisions of SFAS No. 123R. See Note 2 to our financial statements for the year ended December 31, 2006 regarding assumptions underlying the valuation of our equity awards.

(2)	On November 7, 2006, all of the stock options held by our named executive officers were amended to have an exercise price of $4.20 per share. The amendments were made in connection with an offer to reprice that we made to all of our option holders as of October 6, 2006 who held stock options with exercise prices higher than $4.20 per share. Amounts represented in this column reflect the net change in value resulting from the amendments.

(3)	Mr. Levine declined to receive a salary for his service as Chief Executive Officer during the fiscal year ended December 31, 2006.

(4)	Mr. Christensen resigned as Chief Executive Officer on April 24, 2006. Mr. Christensen ceased to be our President and Treasurer as of August 8, 2007 and our Executive Vice President of Business Development as of September 28, 2007.

(5)	Includes three stock options that we granted to Mr. Christensen during the fiscal year ended December 31, 2006. On October 5, 2006, we granted Mr. Christensen a stock option to purchase 6,428 shares of our common stock with an exercise price of $4.20 per share, all of which were vested as of the date of grant. Pursuant to the transition agreement that we entered into with Mr. Christensen on February 15, 2006, these options will remain exercisable through September 28, 2011. Also on October 5, 2006, we granted Mr. Christensen a stock option to purchase 7,856 shares of our common stock with an exercise price of $4.20 per share, one-third of which vested on March 1, 2007 and the remainder of which vested in 24 equal monthly installments beginning on April 1, 2007. To the extent not already vested, 7,142 of the shares underlying this option became vested pursuant to the separation agreement that we entered into with Mr. Christensen on October 9, 2007 and will remain exercisable through September 28, 2011. The remaining shares were cancelled when his employment ended on September 28, 2007. On November 7, 2006, we granted Mr. Christensen a stock option to purchase 28,570 shares of our common stock with an exercise price of $4.20 per share, which vested based on the satisfaction of various performance criteria.

7,142 shares underlying this option were cancelled on February 1, 2007 because one of the performance criteria was not met. The vesting of the remaining shares was based on performance criteria that needed to be satisfied by December 31, 2007. 3,571 of the shares underlying this option became vested pursuant to the separation agreement that we entered into with Mr. Christensen on October 9, 2007 and will remain exercisable through December 28, 2007. The remaining shares were cancelled when his employment ended on September 28, 2007.

(6)	Consists of $6,544 that we contributed to Mr. Christensen’s 401(k) plan, $108 that we paid for the premiums on a $50,000 term life insurance policy, of which Mr. Christensen had selected the beneficiaries, and $210,000 in severance payments that we paid Mr. Christensen pursuant to the transition agreement that we entered into with him on February 15, 2006, of which $2,936 was retained by us for reimbursement of certain expenses under Mr. Christensen’s expense account.

(7)	Mr. Doherty resigned as our Chief Financial Officer on April 6, 2007.

(8)	Consists of one stock option that we granted to Mr. Doherty during the fiscal year ended December 31, 2006. On November 7, 2006, we granted Mr. Doherty a stock option to purchase 27,142 shares of our common stock with an exercise price of $4.20 per share, one-third of which vested on February 17, 2007 and the remainder of which were to vest in 24 equal monthly installments beginning on March 17, 2007. Following his resignation, Mr. Doherty exercised 8,571 shares underlying this option on July 6, 2007. The remaining shares were either canceled upon his resignation because they were unvested or expired on July 6, 2007.

(9)	Consists of $90 that we paid for the premiums on a $50,000 term life insurance policy, of which Mr. Doherty had selected the beneficiaries.

(10)	Includes three stock options that we granted to Mr. Stewart during the fiscal year ended December 31, 2006. On October 5, 2006, we granted Mr. Stewart a stock option to purchase 39,285 shares of our common stock with an exercise price of $4.20 per share, one-third of which vested on March 1, 2007 and the remainder of which vest in 24 equal monthly installments beginning on April 1, 2007. Also on October 5, 2006, we granted Mr. Stewart a stock option to purchase 3,571 shares of our common stock with an exercise price of $4.20 per share, which vested in 24 equal semi-monthly installments beginning on July 31, 2006 and became fully vested as of July 15, 2007. On October 13, 2006, we granted Mr. Stewart a stock option to purchase 7,142 shares of our common stock with an exercise price of $4.20 per share, one-third of which vested on March 1, 2007 and the remainder of which vest in 24 equal monthly installments beginning on April 1, 2007.

(11)	Consists of $4,567 that we contributed to Mr. Stewart’s 401(k) plan, $108 that we paid for the premiums on a $50,000 term life insurance policy, of which Mr. Stewart has selected the beneficiaries, and $7,200 that we paid to Mr. Stewart as a car allowance.

(12)	Includes two stock options that we granted to Mr. Fajer during the fiscal year ended December 31, 2006. On October 5, 2006, we granted Mr. Fajer a stock option to purchase 11,785 shares of our common stock with an exercise price of $4.20 per share, one-third of which vested on March 1, 2007 and the remainder of which vest in 24 equal monthly installments beginning on April 1, 2007. On October 13, 2006, we granted Mr. Fajer a stock option to purchase 7,142 shares of our common stock with an exercise price of $4.20 per share, one-third of which vested on March 1, 2007 and the remainder of which vest in 24 equal monthly installments beginning on April 1, 2007.

(13)	Consists of $3,564 that we contributed to Mr. Fajer’s 401(k) plan and $114 that we paid for the premiums on a $50,000 term life insurance policy, of which Mr. Fajer has selected the beneficiaries.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information regarding outstanding stock options held by our named executive officers at December 31, 2006.

				Equity Incentive
				Plan Awards:
	Number of	Number of		Number of
	Securities	Securities		Securities
	Underlying	Underlying		Underlying		Option
	Unexercised	Unexercised		Unexercised		Exercise	Option
	Options (#)	Options (#)		Unearned		Price	Expiration
Name	Exercisable	Unexercisable		Options (#)		($)	Date

Kenneth R. Levine	3,796	346	(1)	—		4.20	2/21/2015
Terry B. Christensen	3,214	357	(2)	—		4.20	5/31/2014	(3)
	468	—		—		4.20	10/14/2014	(3)
	1,277	397	(4)	—		4.20	2/20/2015	(3)
	3,928	2,500	(5)	—		4.20	2/20/2015	(3)
	3,541	3,958	(6)	—		4.20	6/30/2015	(3)
	6,428	—		—		4.20	10/4/2016	(3)
	—	7,856	(7)	—		4.20	10/4/2016
	—	—		28,570	(8)	4.20	11/6/2016
Brian E. Doherty	—	27,142	(9)	—		4.20	11/6/2016
Howard D. Stewart	1,019	—		—		4.20	1/1/2014
	535	—		—		4.20	10/14/2014
	2,346	1,493	(10)	—		4.20	2/20/2015
	—	39,285	(11)	—		4.20	10/4/2016
	1,636	1,935	(12)	—		4.20	10/4/2016
	—	7,142	(13)	—		4.20	10/12/2016
Salo K. Fajer	347	153	(14)	—		4.20	2/20/2015
	130	84	(15)	—		4.20	2/20/2015
	—	11,785	(16)	—		4.20	10/4/2016
	—	7,142	(17)	—		4.20	10/12/2006

(1)	The shares underlying this option vested in 24 equal monthly installments beginning on March 21, 2005 and became fully vested as of February 21, 2007.

(2)	1,428 of the shares underlying this option were vested as of the date of grant, another 357 of the shares vested on December 1, 2004 and the remaining shares vested in 30 equal monthly installments beginning on January 1, 2005 and became fully vested as of June 1, 2007.

(3)	Pursuant to the transition agreement that we entered into with Mr. Christensen on February 15, 2006, these options will remain exercisable through September 28, 2011.

(4)	602 of the shares underlying this option were vested as of the date of grant, another 178 of the shares vested on April 15, 2005 and the remaining shares vested in 30 equal monthly installments beginning on May 15, 2005. Pursuant to the transition agreement that we entered into with Mr. Christensen on February 15, 2006, this option became fully vested when Mr. Christensen’s employment ended on September 28, 2007.

(5)	The shares underlying this option vested in 36 equal monthly installments beginning on March 21, 2005. Pursuant to the transition agreement that we entered into with Mr. Christensen on February 15, 2006, this option became fully vested when Mr. Christensen’s employment ended on September 28, 2007.

(6)	The shares underlying this option vested in 36 equal monthly installments beginning on August 1, 2005. Pursuant to the transition agreement that we entered into with Mr. Christensen on February 15, 2006, this option became fully vested when Mr. Christensen’s employment ended on September 28, 2007.

(7)	One-third of the shares underlying this option vested on March 1, 2007 and the remaining shares vested in 24 equal monthly installments beginning on April 1, 2007. To the extent not already vested, 7,142 of the shares underlying this option became vested pursuant to the separation agreement that we entered into with Mr. Christensen on October 9, 2007 and will remain exercisable through September 28, 2011. The remaining shares were cancelled when his employment ended on September 28, 2007.

(8)	The shares underlying this option vested based on the satisfaction of various performance criteria. 7,142 shares underlying this option were cancelled on February 1, 2007 because one of the performance criteria was not met. The vesting of the remaining shares was based on performance criteria that needed to be satisfied by December 31, 2007. 3,571 of the shares underlying this option became vested pursuant to the separation agreement that we entered into with Mr. Christensen on October 9, 2007 and will remain exercisable through December 28, 2007. The remaining shares were cancelled when his employment ended on September 28, 2007.

(9)	One-third of the shares underlying this option vested on February 17, 2007 and the remaining shares were to vest in 24 equal monthly installments beginning on March 17, 2007. Following his resignation on April 6, 2007, Mr. Doherty exercised 8,571 shares underlying this option on July 6, 2007. The remaining shares were either canceled upon his resignation because they were unvested or expired on July 6, 2007.

(10)	The shares underlying this option vest in 36 equal monthly installments beginning on March 21, 2005.

(11)	One-third of the shares underlying this option vested on March 1, 2007 and the remaining shares vest in 24 equal monthly installments beginning on April 1, 2007.

(12)	The shares underlying this option vest in 24 equal semi-monthly installments beginning on July 31, 2006 and became fully vested as of July 15, 2007.

(13)	One-third of the shares underlying this option vested on March 1, 2007 and the remaining shares vest in 24 equal monthly installments beginning on April 1, 2007.

(14)	One-sixth of the shares underlying this option vested on May 1, 2005 and the remaining shares vest in 30 equal monthly installments beginning on June 1, 2005.

(15)	One-third of the shares underlying this option vested on February 21, 2006 and the remaining shares vest in 24 equal monthly installments beginning on March 21, 2006.

(16)	One-third of the shares underlying this option vested on March 1, 2007 and the remaining shares vest in 24 equal monthly installments beginning on April 1, 2007.

(17)	One-third of the shares underlying this option vested on March 1, 2007 and the remaining shares vest in 24 equal monthly installments beginning on April 1, 2007.

Employment Agreements

John M. Parsons

We are a party to an employment agreement, dated July 12, 2007, with John M. Parsons, our Chief Financial Officer. In connection with this employment agreement, we also entered into a resources agreement with Tatum, LLC, or Tatum, an executive services firm in which Mr. Parsons is a partner. Under the agreements, Mr. Parsons has agreed to serve as our Chief Financial Officer on a full time basis, but will remain as a partner in Tatum and will continue to have access to the resources provided by Tatum. Mr. Parsons and Tatum assisted us with financial matters on a consulting basis between April 2007 and the time we entered into the agreements.

Under the agreements, we agreed to pay a total salary of $36,500 a month, approximately 83.3% of which is paid directly to Mr. Parsons and the remainder of which is paid to Tatum during the first two years. In addition, we paid Mr. Parsons a cash bonus of $25,000 upon the initial filing of the registration statement of which this prospectus is a part, and agreed to pay him a second cash bonus of $25,000 upon the effectiveness of the registration statement. 15% of these cash bonuses and any other cash bonuses we decide to grant Mr. Parsons will be paid to Tatum. In addition, on July 23, 2007, we granted Mr. Parsons an incentive stock option to purchase 48,247 shares of our common stock at $6.51 per share, which our board of directors determined to be the fair market value on the date of grant. One-third of the shares underlying the stock option became exercisable as of the date of grant, another one-third of the shares will become exercisable on December 31, 2007 and the final one-third of the shares will become exercisable on December 31, 2008. If we terminate Mr. Parsons without cause (as defined in the employment agreement) between October 1, 2008 and December 31, 2008, the final one-third of the shares will become exercisable immediately prior to such termination. Mr. Parsons has agreed to give Tatum 15% of any cash proceeds that he receives from the stock option and any other equity that we may grant him.

Mr. Parsons has waived our health and medical benefits and will instead continue to receive health and medical benefits from Tatum. We will reimburse Mr. Parsons up to $1,000 per month for amounts paid by him to Tatum for such benefits.

If we terminate Mr. Parsons without cause on or before January 1, 2008, we have agreed to pay him his salary for two months following such termination. If we terminate Mr. Parsons without cause after January 1, 2008, we have agreed to pay him an aggregate of $50,000 over a three-month period.

Subject to limited exceptions, we have agreed not to employ Mr. Parsons or engage him as an independent contractor for a period of twelve months following the termination of the resources agreement with Tatum. If we do so, we have agreed to pay Tatum an amount equal to 45% of the sum of Mr. Parsons’ portion of his annualized salary at the time of hiring and the maximum amount of any bonus for which Mr. Parsons was eligible during the bonus year in which the hiring occurred.

Howard D. Stewart

We are party to an employment agreement, dated December 1, 2004, with Howard D. Stewart, our Executive Vice President of Engineering and a director. Under this agreement, which has a three-year term, we agreed to pay Mr. Stewart an annual base salary of $160,000, subject to increase at the discretion of our board of directors. Our board of directors may also grant Mr. Stewart a cash bonus, in its sole discretion, based on milestones that it may set. Mr. Stewart is entitled to receive a car allowance of $600 per month. The agreement also includes a covenant by Mr. Stewart not to compete with our business or to solicit any of our employees or customers during the two-year period following his employment termination. If we terminate Mr. Stewart’s employment without cause, the agreement provides for him to receive severance equal to two times his annual base salary in return for Mr. Stewart executing a general release of claims against us. If Mr. Stewart terminates his employment for good reason (as defined in the employment agreement), Mr. Stewart will be entitled to have his base salary and benefits continued for two years following his employment termination. In addition, if we ask Mr. Stewart to relocate his residence and place of employment from Idaho Falls, Idaho and Mr. Stewart does not consent, Mr. Stewart is entitled to terminate the agreement and receive a lump sum severance payment equal to $250,000.

Terry B. Christensen

On February 15, 2006, we entered into a transition agreement with Terry B. Christensen pursuant to which we mutually agreed to terminate the employment agreement that we had previously entered into with him. In return for severance payments and option grants that have already been made, Mr. Christensen agreed to continue to serve in the capacity of President and Chief Executive Officer on an “at-will” basis until a suitable replacement was identified and hired. On April 24, 2006, Mr. Levine was appointed our Chief Executive Officer, while Mr. Christensen retained the title of President and also became our Executive Vice President of Business Development. Mr. Christensen ceased to be our President as of August 8, 2007 and his employment with us ended as of September 28, 2007. Pursuant to the transition agreement with Mr. Christensen, certain of his stock option grants became fully vested when his employment ended on September 28, 2007. As a result, options to purchase 3,150 shares of our common stock that were unvested at the time became exercisable.

We also entered into a separation agreement with Mr. Christensen on October 9, 2007 relating to the cessation of his employment. We have agreed to pay Mr. Christensen a bonus of $25,000 if, prior to January 31, 2008, we complete this offering as currently contemplated or we sell all of our assets in a transaction of a certain size. We have also agreed to pay Mr. Christensen commissions related to product and service billings from two potential customers. Pursuant to the separation agreement, options to purchase 6,785 shares of our common stock that were unvested at the time became exercisable.

Pursuant to the transition agreement and the separation agreement, options to purchase an aggregate of 33,210 shares of our common stock that Mr. Christensen currently holds will remain exercisable through September 28, 2011 and options to purchase an additional 3,571 shares will remain exercisable through December 28, 2007.

Acceleration of Stock Options

We have entered into a stock option agreement with Salo K. Fajer, our Vice President of Product Management, that provides for acceleration of any unvested shares underlying such stock option upon the earlier of the closing of an initial public offering or a change in control. Upon the closing of this offering, 28 shares underlying such stock option held by Mr. Fajer that were unvested as of September 30, 2007 will become exercisable.

Other than as described above, we do not have any formal employment, severance or change in control agreements with any of our other executive officers. Each executive officer has also entered into a non-competition, non-solicitation, proprietary information and invention assignment agreement. Under these agreements, each executive officer has agreed (1) not to compete with us or to solicit our employees during their employment and for a period of one year after the termination of their employment and (2) to protect our confidential and proprietary information and to assign intellectual property developed during the course of their employment to us.

Stock Option and Other Compensation Plans

1999 Stock Option Plan

Our 1999 Stock Option Plan, which we refer to as the 1999 stock plan, was adopted by our board of directors in November 1999 and approved by our stockholders in December 1999. A maximum of 11,428 shares of common stock were issuable under the 1999 stock plan. As of September 30, 2007, options to purchase an aggregate of 3,158 shares of common stock at a weighted average exercise price of $4.20 per share were outstanding under the 1999 stock plan, all of which were exercisable. Following adoption of our 2005 Stock Incentive Plan in February 2005, no further option grants were able to be made under the 1999 stock plan.

2000 Stock Option Plan

Our 2000 Stock Option Plan, which we refer to as the 2000 stock plan, was adopted by our board of directors and approved by our stockholders in July 2000. A maximum of 35,714 shares of common stock were issuable under the 2000 stock plan. As of September 30, 2007, options to purchase an aggregate of 9,947 shares of common stock at a weighted average exercise price of $4.20 per share were outstanding under the 2000 stock plan, 9,941 of which were exercisable. The remaining six unvested shares have since become exercisable. Following adoption of our 2005 Stock Incentive Plan in February 2005, no further option grants were able to be made under the 2000 stock plan.

2005 Stock Incentive Plan

Our 2005 Stock Incentive Plan, as amended, which we refer to as the 2005 stock plan, was adopted by our board of directors and approved by our stockholders in February 2005. A maximum of 466,260 shares of common stock are authorized for issuance under the 2005 stock plan.

The 2005 stock plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock and other stock-based awards. Our employees, officers, directors, consultants and advisors are eligible to receive awards under the 2005 stock plan; however, incentive stock options may only be granted to our employees. In accordance with the terms of the 2005 stock plan, our board of directors, or a committee or subcommittee appointed by our board of directors, administers the 2005 stock plan and, subject to any limitations in the 2005 stock plan, selects the recipients of awards and determines:

•	the number of shares of common stock covered by options and the dates upon which those options become exercisable;

•	the exercise prices of options;

•	the duration of options;

•	the methods of payment of the exercise price; and

•	the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of those awards, including the conditions for repurchase, issue price and repurchase price.

Upon a merger or other reorganization event, our board of directors, may, in their sole discretion, take any one or more of the following actions pursuant to our 2005 stock incentive plan, as to some or all outstanding awards, other than restricted stock awards:

•	provide that all outstanding awards shall be assumed or substituted by the successor corporation;

•	upon written notice to a participant, provide that the participant’s unexercised options or awards will become exercisable in full and terminate immediately prior to the consummation of such transaction unless exercised by the participant;

•	provide that outstanding awards will become realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the reorganization event;

•	in the event of a reorganization event pursuant to which holders of our common stock will receive a cash payment for each share surrendered in the reorganization event, make or provide for a cash payment to the participants equal to the excess, if any, of the acquisition price times the number of shares of our common stock subject to such outstanding awards (to the extent then exercisable at prices not in excess of the acquisition price), over the aggregate exercise price of all such outstanding awards and any applicable tax withholdings, in exchange for the termination of such awards; and

•	provide that, in connection with a liquidation or dissolution, awards will convert into the right to receive liquidation proceeds.

Upon the occurrence of a reorganization event other than a liquidation or dissolution, the repurchase and other rights under each outstanding restricted stock award will continue for the benefit of the successor company and will apply to the cash, securities or other property into which our common stock is converted pursuant to the reorganization event. Upon the occurrence of a reorganization event involving a liquidation or dissolution, all conditions on each outstanding restricted stock award will automatically be deemed terminated or satisfied, unless otherwise provided in the agreement evidencing the restricted stock award.

As of September 30, 2007, there were options to purchase 423,451 shares of common stock outstanding under the 2005 stock plan at a weighted average exercise price of $4.78 per share, 206,442 of which were exercisable. Upon closing of this offering, 347 shares underlying stock options granted under the 2005 stock plan that were unvested as of September 30, 2007 will become exercisable. After the effective date of the 2007 stock incentive plan described below, we will grant no further stock options or other awards under the 2005 stock plan.

2007 Stock Incentive Plan

Our 2007 stock incentive plan, which will become effective upon the closing of this offering, was adopted by our board of directors on November 6, 2007 and approved by our stockholders on November 9, 2007. The 2007 stock incentive plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards and other stock-based awards. Upon effectiveness of the plan, the number of shares of common stock that will be reserved for issuance under the 2007 stock incentive plan will be the sum of 63,444 shares plus the number of shares of common stock subject to awards granted under the 1999 stock plan, the 2000 stock plan and the 2005 stock plan that expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased by us at their original issuance price pursuant to a contractual repurchase right, up to a maximum of 436,556 shares.

In addition, our 2007 stock incentive plan contains an “evergreen” provision that allows for an annual increase in the number of shares available for issuance under our 2007 stock incentive plan on the first day of each year beginning in 2009. The annual increase in the number of shares shall be equal to the lowest of:

•	500,000 shares;

•	5% of the number of shares of common stock outstanding on the first day of the year; and

•	an amount determined by our board of directors.

Our employees, officers, directors, consultants and advisors are eligible to receive awards under our 2007 stock incentive plan; however, incentive stock options may only be granted to our employees. The maximum number of shares of common stock with respect to which awards may be granted to any participant under the plan is 63,444 per calendar year.

Our board of directors will administer the 2007 stock incentive plan, although it may delegate any or all of its powers under the 2007 stock incentive plan to one of more of its committees. Pursuant to the terms of the 2007 stock incentive plan, our board of directors will select the recipients of awards and determine:

•	the number of shares of common stock covered by options and the dates upon which the options become exercisable;

•	the exercise price of options;

•	the duration of the options; and

•	the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of such awards, including conditions for repurchase, issue price and repurchase price.

If our board of directors delegates authority to an executive officer to grant awards under the 2007 stock incentive plan, the executive officer has the power to make awards to all of our employees, except executive officers. Our board of directors will fix the terms of the awards to be granted by such executive officer, including the exercise price of such awards and the maximum number of shares subject to awards that such executive officer may make.

Upon a merger or other reorganization event, our board of directors, may, in their sole discretion, take any one or more of the following actions pursuant to our 2007 stock incentive plan, as to some or all outstanding awards:

•	provide that all outstanding awards shall be assumed or substituted by the successor corporation;

•	upon written notice to a participant, provide that the participant’s unexercised options or awards will terminate immediately prior to the consummation of such transaction unless exercised by the participant;

•	provide that outstanding awards will become exercisable, realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the reorganization event;

•	in the event of a reorganization event pursuant to which holders of our common stock will receive a cash payment for each share surrendered in the reorganization event, make or provide for a cash payment to the participants equal to the excess, if any, of the acquisition price times the number of shares of our common stock subject to such outstanding awards (to the extent then exercisable at prices not in excess of the acquisition price), over the aggregate exercise price of all such outstanding awards and any applicable tax withholdings, in exchange for the termination of such awards; and

•	provide that, in connection with a liquidation or dissolution, awards convert into the right to receive liquidation proceeds.

Upon the occurrence of a reorganization event other than a liquidation or dissolution, the repurchase and other rights under each outstanding restricted stock award will continue for the benefit of the successor company and will, unless the board of directors may otherwise determine, apply to the cash, securities or other property into which our common stock is converted pursuant to the reorganization event. Upon the occurrence of a reorganization event involving a liquidation or dissolution, all conditions on each outstanding restricted stock award will automatically be deemed terminated or satisfied, unless otherwise provided in the agreement evidencing the restricted stock award.

No award may be granted under the 2007 stock incentive plan after November 6, 2017. Our board of directors may amend, suspend or terminate the 2007 stock incentive plan at any time, except that stockholder approval will be required to comply with applicable law or stock market requirements.

Limitations on Officers’ and Directors’ Liability and Indemnification Agreements

As permitted by Delaware law, we have adopted provisions in our restated certificate of incorporation and amended and restated by-laws, both of which will become effective following the effectiveness of the registration statement of which this prospectus is a part, that limit or eliminate the personal liability of our directors. Our restated certificate of incorporation and amended and restated by-laws limit the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breaches of their fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies, including injunctive relief or rescission. If Delaware law is amended to authorize the further elimination or limitation of liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended.

As permitted by Delaware law, our restated certificate of incorporation and amended and restated by-laws also provide that:

•	we will indemnify our directors and officers to the fullest extent permitted by law;

•	we may indemnify our other employees and other agents to the same extent that we indemnify our officers and directors, unless otherwise determined by the board of directors; and

•	we will advance expenses to our directors and executive officers in connection with legal proceedings in connection with a legal proceeding to the fullest extent permitted by law.

The indemnification provisions contained in our restated certificate of incorporation and amended and restated by-laws are not exclusive.

In addition to the indemnification provided for in our restated certificate of incorporation and amended and restated by-laws, we have entered into indemnification agreements with some of our directors and, prior to the closing of this offering, intend to enter into indemnification agreements with the remaining directors and each of our executive officers. Each indemnification agreement will provide that we will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as our director, officer, employee or agent, provided that he or she acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. In the event that we do not assume the defense of a claim against a director or executive officer, we are required to advance his or her expenses in connection with his or her defense, provided that he or she undertakes to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by us.

We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In addition, we maintain standard policies of insurance under which coverage is provided to our directors and officers against losses rising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such directors and officers pursuant to the above indemnification provisions or otherwise as a matter of law.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since January 1, 2005, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our voting securities, and their respective affiliates. We believe that all of the transactions with our affiliates described below were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. Our Series B and Series C preferred stock financings, including the per share purchase prices, were primarily negotiated with third parties that were not affiliated with us at the time. All of the transactions described below were reviewed and approved by our board of directors. Whether or not independent, our directors are fiduciaries of NitroSecurity and, as such, must exercise discretion over transactions consistent with their responsibilities as fiduciaries.

Series B Preferred Stock Financing

On February 22, 2005, we issued an aggregate of 492,413 shares of Series B preferred stock and corresponding warrants to purchase shares of Series B preferred stock to twenty-six investors for an aggregate purchase price of $6,499,960.50. Each share of Series B preferred stock was sold with a corresponding warrant to purchase 0.8 shares of Series B preferred stock for an aggregate purchase price of $13.20. All of the warrants to purchase shares of Series B preferred stock were terminated on January 12, 2006 in connection with the initial closing of our Series C preferred stock financing. The following directors, executive officers and 5% stockholders, and their respective affiliates, participated in this financing (omitting reference to the corresponding warrants that were issued and later terminated):

•	FA Private Equity Fund IV, L.P. purchased 218,181 shares of Series B preferred stock for an aggregate purchase price of $2,879,999.10. FA Private Equity Fund IV GmbH & Co. Beteiligungs KG purchased 9,090 shares of Series B preferred stock for an aggregate purchase price of $119,997.90. The Productivity Fund IV, L.P. purchased 145,903 shares of Series B preferred stock for an aggregate purchase price of $1,925,919.60. The Productivity Fund IV Advisors Fund, L.P. purchased 5,612 shares of Series B preferred stock for an aggregate purchase price of $74,078.40. Howard S. Smith, one of the members of our board of directors, is a Managing Director of First Analysis Corporation, the managing entity of FA Private Equity Fund IV, L.P., FA Private Equity Fund IV GmbH & Co. Beteiligungs KG, The Productivity Fund IV, L.P. and The Productivity Fund IV Advisors Fund, L.P. From March 1, 2005 to January 12, 2006, Craig Nankervis, an analyst at First Analysis Corporation, also served on our board of directors.

•	Kenneth R. Levine, our President, Chief Executive Officer and Chairman of the Board, purchased 44,333 shares of Series B preferred stock for an aggregate purchase price of $585,198.90. On December 20, 2005, Mr. Levine transferred these shares to Brookline Venture Partners I, LLC, of which Mr. Levine is a partner.

•	S. Robert Levine, Kenneth R. Levine’s brother, purchased 7,575 shares of Series B preferred stock for an aggregate purchase price of $99,999.90.

•	The Kenneth R. Levine GRAT — 2002 DTD 11/25/02, over which Kenneth R. Levine has investment control, purchased 7,575 shares of Series B preferred stock for an aggregate purchase price of $99,999.90.

2005 Bridge Financing

In July, November and December 2005, we issued convertible secured promissory notes to twelve investors in an aggregate principal amount of $3,850,000. The promissory notes bore interest at an annual rate of 8% and converted into an aggregate of 3,189,314 shares of Series C preferred stock on January 12, 2006 in connection with the initial closing of our Series C preferred stock financing. The promissory notes issued in July 2005 (representing $2,350,000 of the aggregate principal amount) converted into Series C preferred stock at a discount of 15% off the per share sales price for Series C preferred stock ($1.19 after the discount) and the promissory notes issued in November and December 2005 (representing $1,500,000 of the aggregate principal amount) converted at a 5% discount ($1.33 after the discount). We issued promissory notes to the following directors, executive officers and 5% stockholders, and their respective affiliates:

•	We issued FA Private Equity Fund IV, L.P. convertible secured promissory notes on July 26, 2005, November 8, 2005 and December 27, 2005 in the principal amounts of $360,000, $331,200 and $100,800, respectively, which were collectively converted into 642,419 shares of Series C preferred stock on January 12, 2006. We issued FA Private Equity Fund IV GmbH & Co. Beteiligungs KG convertible secured promissory notes on July 26, 2005, November 8, 2005 and December 27, 2005 in the principal amounts of $15,000, $13,800 and $4,200, respectively, which were collectively converted into 26,767 shares of Series C preferred stock on January 12, 2006. We issued The Productivity Fund IV, L.P. convertible secured promissory notes on July 26, 2005, November 8, 2005 and December 27, 2005 in the principal amounts of $240,740, $221,481 and $67,407, respectively, which were collectively converted into 429,600 shares of Series C preferred stock on January 12, 2006. We issued The Productivity Fund IV Advisors Fund, L.P. convertible secured promissory notes on July 26, 2005, November 8, 2005 and December 27, 2005 in the principal amounts of $9,260, $8,519 and $2,593, respectively, which were collectively converted into 16,524 shares of Series C preferred stock on January 12, 2006.

•	We issued Brookline Venture Partners I, LLC convertible secured promissory notes on July 26, 2005, November 9, 2005 and December 27, 2005 in the principal amounts of $1,200,000, $575,000 and $175,000, respectively, which were collectively converted into 1,616,411 shares of Series C preferred stock on January 12, 2006.

Short Term Loan

On January 11, 2006, Brookline Venture Partners I, LLC and First Analysis Corporation loaned us an aggregate of $350,000 in order to meet the payroll that was due on such date. We repaid this loan, without interest, out of the proceeds of the initial closing of the Series C preferred stock financing on January 12, 2006.

Series C Preferred Stock Financing

On January 12, 2006, we issued 3,214,287 shares of Series C preferred stock at $1.40 per share to Ascent Venture Partners IV-A, L.P., which we refer to as Ascent, for an aggregate purchase price of $4,499,999.98. In addition, all principal and interest due under the convertible secured promissory notes referenced above under “— 2005 Bridge Financing” converted into an aggregate of 3,189,314 shares of Series C preferred stock. In connection with the initial closing of the Series C preferred stock financing on January 12, 2006, Brookline Venture Partners I, LLC, FA Private Equity Fund IV, L.P., FA Private Equity Fund IV GmbH & Co. Beteiligungs KG, The Productivity Fund IV, L.P. and The Productivity Fund IV Advisors Fund, L.P. placed an aggregate of $2,650,000 in escrow, which was only to be released and used to purchase shares of Series C preferred stock if we had not sold such amount of Series C preferred stock in a rights offering to our other stockholders by certain dates. We did not sell any additional shares of Series C preferred stock by those given dates, which resulted in the entire $2,650,000 in escrow being released and used to purchase shares of Series C preferred stock at $1.40 per share. In connection with the release of the escrow funds:

•	FA Private Equity Fund IV, L.P. purchased 205,713 shares of Series C preferred stock on February 27, 2006 and 339,429 shares of Series C preferred stock on April 12, 2006. FA Private Equity Fund IV GmbH & Co. Beteiligungs KG purchased 8,570 shares of Series C preferred stock on February 27, 2006 and 14,143 shares of Series C preferred stock on April 12, 2006. The Productivity Fund IV, L.P. purchased 137,571 shares of Series C preferred stock on February 27, 2006 and 226,993 shares of Series C preferred stock on April 12, 2006. The Productivity Fund IV Advisors Fund, L.P. purchased 5,286 shares of Series C preferred stock on February 27, 2006 and 8,721 shares of Series C preferred stock on April 12, 2006.

•	Brookline Venture Partners I, LLC purchased 357,143 shares of Series C preferred stock on February 27, 2006 and 589,286 shares of Series C preferred stock on April 12, 2006.

Settlement with Ascent Venture Partners IV-A, L.P.

On June 29, 2006, we entered into an agreement with Ascent, Brookline Venture Partners I, LLC and entities affiliated with First Analysis Corporation. The agreement was prompted by allegations made by Ascent of breach of contract and misrepresentations or omissions of material fact by us, various investors and others in connection with the January 12, 2006 closing of the Series C preferred stock financing. We and the other parties to the agreement denied any wrongdoing, but recognized the cost, distraction and risk of potential litigation with Ascent. As a result, Brookline Venture Partners I, LLC and entities affiliated with First Analysis Corporation purchased all of the shares of Series C preferred stock held by Ascent at a price of $1.40 per share, such that Ascent is no longer a stockholder of ours. Brookline Venture Partners I, LLC purchased 2,571,429 of the shares of Series C preferred stock for $2,400,000.05 in cash and a promissory note in the aggregate principal amount of $1,199,999.92, and the entities affiliated with First Analysis Corporation purchased 642,858 of the shares of Series C preferred stock for $900,000.01 in cash. We reimbursed Ascent for $25,000 in legal fees related to the negotiation of the agreement. In connection with the settlement, Ascent’s representative resigned from our board of directors and the parties provided general mutual releases.

Series C Preferred Stock Rights Offering

On September 8, 2006, we completed a rights offering to our stockholders and issued 1,402,834 shares of Series C preferred stock at $1.40 per share to fourteen investors for an aggregate purchase price of $1,963,969.84. The following directors, executive officers and 5% stockholders, and their respective affiliates, purchased Series C preferred stock in the rights offering:

•	FA Private Equity Fund IV, L.P. purchased 92,565 shares of Series C preferred stock for an aggregate purchase price of $129,591.35. FA Private Equity Fund IV GmbH & Co. Beteiligungs KG purchased 3,868 shares of Series C preferred stock for an aggregate purchase price of $5,414.64. The Productivity Fund IV, L.P. purchased 61,900 shares of Series C preferred stock for an aggregate purchase price of $86,660.63. The Productivity Fund IV Advisors Fund, L.P. purchased 2,381 shares of Series C preferred stock for an aggregate purchase price of $3,333.40.

•	Brookline Venture Partners I, LLC purchased 696,429 shares of Series C preferred stock for an aggregate purchase price of $974,999.97.

•	S. Robert Levine purchased 178,571 shares of Series C preferred stock for an aggregate purchase price of $249,999.96.

•	The Kenneth R. Levine GRAT — 2002 DTD 11/25/02 purchased 178,571 shares of Series C preferred stock for an aggregate purchase price of $249,999.96.

•	Faye Levine, Kenneth R. Levine’s mother, purchased 71,428 shares of Series C preferred stock for an aggregate purchase price of $99,999.97.

November and December 2006 Bridge Financing

In November and December 2006, we issued convertible unsecured promissory notes to five investors in an aggregate principal amount of $1,000,000. The promissory notes bear interest at an annual rate of 8% and are convertible into Series C preferred stock at a discount of 15% off the per share sales price for Series C preferred stock ($1.19 after the discount). The principal and interest due under these promissory notes will be converted into shares of Series C preferred stock immediately prior to the effectiveness of the registration statement of which this prospectus is a part, which will then be automatically converted into shares of our common stock upon such effectiveness. We issued these promissory notes to the following directors, executive officers and 5% stockholders, and their respective affiliates:

•	We issued convertible unsecured promissory notes to FA Private Equity Fund IV, L.P. in the aggregate principal amount of $143,990.39, to FA Private Equity Fund IV GmbH & Co. Beteiligungs KG in the aggregate principal amount of $6,016.28, to The Productivity Fund IV, L.P. in the aggregate principal amount of $96,289.59 and to The Productivity Fund IV Advisors Fund, L.P. in the aggregate principal amount of $3,703.74.

•	We issued a convertible unsecured promissory note to Brookline Venture Partners I, LLC in the aggregate principal amount of $750,000.

January 2007 Bridge Financing

In January 2007, we issued convertible unsecured promissory notes to five investors in an aggregate principal amount of $1,000,000. The promissory notes bore interest at an annual rate of 8% and were convertible into Series C preferred stock at a discount of 15% off the per share sales price for Series C preferred stock ($1.19 after the discount). All of the principal and interest due under these promissory notes was converted into Series C preferred stock on April 25, 2007 in connection with the initial closing of our Series C preferred stock private placement (as described below). We issued these promissory notes to the following directors, executive officers and 5% stockholders, and their respective affiliates:

•	We issued a convertible unsecured promissory note to FA Private Equity Fund IV, L.P. in the aggregate principal amount of $288,000, which was converted into 245,676 shares of Series C preferred stock on April 25, 2007. We issued a convertible unsecured promissory note to FA Private Equity Fund IV GmbH & Co. Beteiligungs KG in the aggregate principal amount of $12,000, which was converted into 10,236 shares of Series C preferred stock on April 25, 2007. We issued a convertible unsecured promissory note to The Productivity Fund IV, L.P. in the aggregate principal amount of $192,592, which was converted into 164,289 shares of Series C preferred stock on April 25, 2007. We issued a convertible unsecured promissory note to The Productivity Fund IV Advisors Fund, L.P. in the aggregate principal amount of $7,408, which was converted into 6,319 shares of Series C preferred stock on April 25, 2007.

•	We issued a convertible unsecured promissory note to Brookline Venture Partners I, LLC in the aggregate principal amount of $500,000, which was converted into 426,522 shares of Series C preferred stock on April 25, 2007.

Series C Preferred Stock Private Placement

In April and May 2007, we conducted a private placement of our Series C preferred stock and issued 1,227,191 shares of Series C preferred stock at $1.40 per share to 26 investors for an aggregate purchase price of $1,718,067.40. The following affiliates of our directors, executive officers and 5% stockholders purchased Series C preferred stock in the private placement:

•	Faye Levine purchased 142,857 shares of Series C preferred stock for an aggregate purchase price of $199,999.80.

•	Alvin Z. Meisel, the husband of Kenneth R. Levine’s mother, purchased 71,428 shares of Series C preferred stock for an aggregate purchase price of $99,999.20.

•	Aureus, LC purchased 101,464 shares of Series C preferred stock for an aggregate purchase price of $142,049.60. Les V. Anderton, the father of Terry B. Christensen, our former President, Chief Executive Officer and Executive Vice President of Business Development, is the sole manager of Aureus, LC.

We paid a commission of $31,302.53 to Wilson-Davis & Co., Inc. in connection with the private placement, which was equal to 5% of all of the funds raised from investors that Wilson-Davis & Co. had contacted. Les V. Anderton is a broker at Wilson-Davis & Co., Inc.

July 2007 Bridge Financing

In July 2007, we issued convertible unsecured promissory notes to five investors in an aggregate principal amount of $2,000,000. The promissory notes bear interest at an annual rate of 8% and are convertible into Series C preferred stock at a discount of 15% off the per share sales price for Series C preferred stock ($1.19 after the discount). All of the principal and interest due under these promissory notes will become due upon the closing of this offering and will be paid out of the proceeds. We issued these promissory notes to the following directors, executive officers and 5% stockholders, and their respective affiliates:

•	We issued convertible unsecured promissory notes to FA Private Equity Fund IV, L.P. in the aggregate principal amount of $576,000, to FA Private Equity Fund IV GmbH & Co. Beteiligungs KG in the aggregate principal amount of $24,000, to The Productivity Fund IV, L.P. in the aggregate principal amount of $385,184 and to The Productivity Fund IV Advisors Fund, L.P. in the aggregate principal amount of $14,816.

•	We issued a convertible unsecured promissory note to Brookline Venture Partners I, LLC in the aggregate principal amount of $1,000,000.

Conversion of Accruing Dividend on Series C Preferred Stock

Each share of our Series C preferred stock accrues a dividend at an annual rate of 8% of the original issue price of the Series C preferred stock. The dividend accrues from the date that we originally issued each share and is compounded annually. The original issue price of our Series C preferred stock is defined as $1.40 in our restated certificate of incorporation that will be in effect prior to the effectiveness of this registration statement. Upon the effectiveness of the registration statement of which this prospectus is a part, the dividend may be paid in cash or shares of Series C preferred stock based on the then-current conversion price for the Series C preferred stock (which shares will then be immediately converted into shares of common stock as a result of the automatic conversion of our preferred stock into common stock upon such effectiveness). We have elected to pay the dividend in the form of shares. As a result, assuming such effectiveness occurs on November 30, 2007, we will issue shares of our common stock as payment for the accrued dividend to the following directors, executive officers and 5% stockholders, and their respective affiliates:

•	We will issue 36,413 shares of common stock to FA Private Equity Fund IV, L.P. based on an accrued dividend of $356,879.66, 1,515 shares of common stock to FA Private Equity Fund IV GmbH & Co. Beteiligungs KG based on an accrued dividend of $14,871.19, 24,351 shares of common stock to The Productivity Fund IV, L.P. based on an accrued dividend of $238,656.24 and 933 shares of common stock to The Productivity Fund IV Advisors Fund, L.P. based on an accrued dividend of $9,176.71.

•	We will issue 125,068 shares of common stock to Brookline Venture Partners I, LLC based on an accrued dividend of $1,225,713.49.

•	We will issue 2,542 shares of common stock to S. Robert Levine based on an accrued dividend of $24,911.71.

•	We will issue 2,542 shares of common stock to The Kenneth R. Levine GRAT — 2002 DTD 11/25/02 based on an accrued dividend of $24,911.71.

•	We will issue 1,995 shares of common stock to Faye Levine based on an accrued dividend of $19,564.61.

•	We will issue 489 shares of common stock to Alvin Z. Meisel based on an accrued dividend of $4,799.96.

•	We will issue 695 shares of common stock to Aureus, LC based on an accrued dividend of $6,818.38.

Sale of Products

In January 2006, we sold products and services to AdVentures, Inc. for approximately $49,000. Kenneth R. Levine is an investor in and a current director and former interim chief executive officer of AdVentures, Inc.

In December 2005 and February 2007, we sold products and services to First Analysis Corporation for an aggregate of approximately $14,500.

Employment of Relatives of Related Persons

Brian H. Stewart, the son of Howard D. Stewart, our Executive Vice President of Engineering and a director, has been employed by us since April 2005 as a Software Development Engineer and earned total compensation of $26,657.18 and $49,999.92 for the years ended December 31, 2005 and 2006, respectively.

Chelsi Christensen, the sister of Mr. Christensen, was employed by us from June 2004 to August 2006 as Regional Manager, Mountain Region, and earned total compensation of $82,921.93 and $91,857.32 for the years ended December 31, 2005 and 2006, respectively.

Tatum, LLC

John M. Parsons, our Chief Financial Officer, is also a partner in Tatum, an executive services firm that has assisted us with financial matters since April 2007. As of September 30, 2007, we had paid Tatum $295,600 for services rendered during 2007. See “Management — Employment Agreements — John M. Parsons” regarding payments that we continue to make to Tatum.

Compensation Arrangement Between Norman J. Rice, III and Brookline Venture Partners I, LLC

Norman J. Rice, III, who joined our board of directors in July 2007, is the Managing Partner of Dawn Patrol, LLC. Since October 2006, Dawn Patrol, LLC has consulted for Brookline Venture Partners I, LLC with respect to companies in which Brookline Venture Partners I, LLC has invested, including our company. Mr. Levine, our President, Chief Executive Officer and Chairman of the Board, is a partner of Brookline Venture Partners I, LLC. For such consulting services, Brookline Venture Partners I, LLC pays Dawn Patrol, LLC a fee of $5,000 per month. In addition, Brookline Venture Partners I, LLC has agreed to pay Dawn Patrol, LLC 5% percent of any profits that Brookline Venture Partners I, LLC receives as a result of its investment in our company, after repayment of invested capital and less any applicable taxes and transaction expenses payable by Brookline Venture Partners I, LLC.

Amended and Restated Stockholders Agreement

We have entered into an amended and restated stockholders agreement with all of the holders of our preferred stock and some of the holders of our common stock. Our board of directors currently consists of four members, all of whom were elected as directors pursuant to the board composition provisions of the amended and restated stockholders agreement. The board composition provisions of the amended and restated stockholders agreement will terminate upon the effectiveness of the registration statement of which this prospectus is a part and there will be no further contractual obligations regarding the election of our directors.

Amended and Restated Registration Agreement

We have entered into an amended and restated registration agreement with the holders of our preferred stock and warrants to purchase our preferred stock. The amended and restated registration agreement provides that holders of our preferred stock have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. For a more detailed description of these registration rights, see “Description of Securities — Registration Rights.”

The amended and restated registration agreement also contains a right of first refusal provision that provides that we cannot issue certain securities unless we first offer such securities to holders of our preferred stock in accordance with the agreement. The right of first refusal provision of the amended and restated registration agreement will terminate upon the effectiveness of the registration statement of which this prospectus is a part and will not apply to this offering.

Indemnification Agreements

Our restated certificate of incorporation that will become effective following the effectiveness of the registration statement of which this prospectus is a part provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. In addition, we expect to enter into indemnification agreements with each of our directors and executive officers that may be broader in scope than the specific indemnification provisions contained in the Delaware General Corporation Law. For more information regarding these agreements, see “Management — Limitations on Officers’ and Directors’ Liability and Indemnification Agreements.”

Policies and Procedures for Related Person Transactions

Effective as of the effective date of the registration statement of which this prospectus is a part, our board of directors adopted a written related person transaction policy to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, the amount involved exceeds the lesser of $120,000 and 1% of the average of our total assets at year-end for the last three completed fiscal years, and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person.

Any related person transaction proposed to be entered into by us must be reported to and will be reviewed and approved by our audit committee in accordance with the terms of the policy, prior to effectiveness or consummation of the transaction, whenever practicable. If our audit committee determines that advance approval of a related person transaction is not practicable under the circumstances, our audit committee will review and, in its discretion, may ratify the related person transaction at its next meeting, or at the next meeting following the date that the related person transaction comes to its attention. We, however, may present a related person transaction arising in the time period between meetings of our audit committee to the chair of our audit committee, who will review and may approve the related person transaction, subject to ratification by our audit committee at the next meeting of the audit committee.

In addition, any related person transaction previously approved by our audit committee or otherwise already existing that is ongoing in nature will be reviewed by our audit committee annually to ensure that such related person transaction has been conducted in accordance with the previous approval granted by our audit committee, if any, and that all required disclosures regarding the related person transaction are made.

Transactions involving compensation of executive officers will be reviewed and approved by our compensation committee in the manner specified in the charter of our compensation committee.

A related person transaction reviewed under this policy will be considered approved or ratified if it is authorized by our audit committee in accordance with the standards set forth in this policy after full disclosure of the related person’s interests in the transaction. As appropriate for the circumstances, our audit committee will review and consider:

•	the related person’s interest in the related person transaction;

•	the approximate dollar value of the amount involved in the related person transaction;

•	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

•	whether the transaction was undertaken in the ordinary course of business;

•	whether the transaction with the related person is proposed to be, or was, entered into on terms no less favorable to us than terms that could have been reached with an unrelated third party;

•	the purpose of, and the potential benefits to us of, the transaction; and

•	any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

Our audit committee will review all relevant information available to it about the related person transaction. Our audit committee may approve or ratify the related person transaction only if the audit committee determines that, under all of the circumstances, the transaction is in or is not inconsistent with our best interests. Our audit committee may, in its sole discretion, impose conditions as it deems appropriate on us or the related person in connection with approval of the related person transaction.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common shares as of September 30, 2007:

•	each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors and director-nominees; and

•	all of our executive officers, directors and director-nominees as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of common stock issuable upon exercise of stock options that are immediately exercisable or exercisable within 60 days after September 30, 2007. Except as otherwise indicated, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

Percentage ownership calculations for beneficial ownership prior to this offering are based on 3,083,299 shares of common stock outstanding as of September 30, 2007, which includes:

•	the automatic conversion of all of our outstanding shares of preferred stock into 2,620,098 shares of our common stock upon the effectiveness of the registration statement of which this prospectus is a part;

•	the issuance of 214,630 shares of our common stock as payment for the accrued dividend on our Series C preferred stock upon the automatic conversion of our preferred stock into common stock, assuming that such automatic conversion occurs on November 30, 2007; and

•	the issuance of 129,308 shares of our common stock upon conversion of the principal and interest due under convertible promissory notes that we issued in November and December 2006 immediately prior to the effectiveness of the registration statement of which this prospectus is a part, assuming that such effectiveness occurs on November 30, 2007.

Percentage ownership calculations for beneficial ownership after this offering also include the 1,750,000 shares of common stock included in the units we are offering hereby, but do not include any shares of common stock included in the units that may be sold as a result of the exercise of the over-allotment option granted to the underwriters or the underwriters’ warrants or any shares of common stock issuable upon exercise of the warrants included in any units. Except as otherwise indicated in the table below, addresses of named beneficial owners are in care of NitroSecurity, Inc., 230 Commerce Way, Suite 325, Portsmouth, NH 03801.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of September 30, 2007. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

	Shares of Common	Percent of Common Stock
	Stock Beneficially	Beneficially Owned
Name and Address of Beneficial Owner	Owned	Before Offering	After Offering

5% Stockholders
Brookline Venture Partners I, LLC(1)	1,312,015	42.6%	27.1%
Entities affiliated with First Analysis Corporation(2)	1,075,938	34.9%	22.3%
Named Executive Officers, Directors and Director-Nominees
Kenneth R. Levine(3)	1,354,412	43.9%	28.0%
Terry B. Christensen(4)	41,882	1.3%	*
Brian E. Doherty	8,571	*	*
Howard D. Stewart(5)	40,932	1.3%	*
Salo K. Fajer(6)	11,238	*	*
Norman J. Rice, III	0	*	*
Howard S. Smith(7)	1,075,938	34.9%	22.3%
Robert A. Angell, III	0	*	*
Paul G. Paget, Jr.	0	*	*
Arthur R. Roldan	0	*	*
All executive officers, directors and director-nominees as a group (11 persons)(8)	2,509,779	81.3%	51.9%

(1)	The partners of Brookline Venture Partners I, LLC are Mark Goodman and Mr. Levine, our President and Chief Executive Officer. Each of these individuals exercise shared voting and investment power over the shares held of record by Brookline Venture Partners I, LLC and disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The address of Brookline Venture Partners I, LLC is 20 William Street, Suite G55, Wellesley, Massachusetts 02481.

(2)	Consists of 619,743 shares held by FA Private Equity Fund IV, L.P., 25,821 shares held by FA Private Equity Fund IV GmbH & Co. Beteiligungs KG, 414,439 shares held by The Productivity Fund IV, L.P. and 15,935 shares held by The Productivity Fund IV Advisors Fund, L.P. First Analysis Corporation is the managing entity of FA Private Equity Fund IV, L.P., FA Private Equity Fund IV GmbH & Co. Beteiligungs KG, The Productivity Fund IV, L.P. and The Productivity Fund IV Advisors Fund, L.P. F. Oliver Nicklin, Jr. is the President of First Analysis Corporation and has voting and investment power over the shares held by FA Private Equity Fund IV, L.P., FA Private Equity Fund IV GmbH & Co. Beteiligungs KG, The Productivity Fund IV, L.P. and The Productivity Fund IV Advisors Fund, L.P. The address of First Analysis Corporation is One South Wacker Drive, Suite 3900, Chicago, IL 60606.

(3)	Consists of (i) 4,142 shares issuable to Mr. Levine upon exercise of stock options, (ii) 1,312,015 shares held by Brookline Venture Partners I, LLC, of which Mr. Levine is a partner, and (iii) 38,255 shares held by The Kenneth R. Levine GRAT — 2002 DTD 11/25/02, over which Mr. Levine has investment control.

(4)	Consists of (i) 36,781 shares issuable to Mr. Christensen upon exercise of stock options and (ii) 5,101 shares held by Trunity, LLC, of which Mr. Christensen is a member.

(5)	Includes 34,435 shares issuable to Mr. Stewart upon exercise of stock options.

(6)	Consists of 11,238 shares issuable to Mr. Fajer upon exercise of stock options.

(7)	Consists of 619,743 shares held by FA Private Equity Fund IV, L.P., 25,821 shares held by FA Private Equity Fund IV GmbH & Co. Beteiligungs KG, 414,439 shares held by The Productivity Fund IV, L.P. and 15,935 shares held by The Productivity Fund IV Advisors Fund, L.P. Mr. Smith is a Managing Director of First Analysis Corporation and disclaims beneficial ownership of the shares held by FA Private Equity Fund IV, L.P., FA Private Equity Fund IV GmbH & Co. Beteiligungs KG, The Productivity Fund IV, L.P. and The Productivity Fund IV Advisors Fund, L.P., except to the extent of his pecuniary interest therein.

(8)	Includes 77,074 shares issuable upon exercise of stock options.

All of the shares of common stock set forth in the above table are covered by lock-up agreements prohibiting their sale, assignment or transfer for one year following the date of this prospectus without the prior written consent of the representative of the underwriters.

DESCRIPTION OF SECURITIES

General

Following the closing of this offering, our authorized capital stock will consist of 30,000,000 shares of common stock, $0.01 par value per share, and 750,000 shares of undesignated preferred stock, $0.01 par value per share.

The following description of our securities and provisions of our restated certificate of incorporation and amended and restated by-laws are summaries and are qualified by reference to the restated certificate of incorporation and amended and restated by-laws that will become effective following the effectiveness of the registration statement of which this prospectus is a part. Copies of these documents have been filed with the SEC as exhibits to the registration statement of which this prospectus is a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur following the effectiveness of the registration statement of which this prospectus is a part.

Units

Each unit consists of one share of common stock and one redeemable warrant to purchase one share of common stock. Initially, only the units will trade. The common stock and the warrants included in the units will begin trading separately on the 30th calendar day following the date of this prospectus or the first trading day thereafter if the 30th calendar day falls on a weekend or is a holiday. Once separate trading in the common stock and warrants begins, trading in the units will cease, and the units will be delisted.

At the closing of this offering, we will deliver only unit certificates. An investor may request physical delivery of the certificate and may immediately request that the unit certificate be exchanged for common stock and warrant certificates. If the investor does so before the common stock and warrant trade separately, trades based on the common stock and warrant certificates will not clear until trading in those securities commences.

Common Stock

As of September 30, 2007, there were 2,739,361 shares of our common stock outstanding, held of record by approximately 280 stockholders, assuming the conversion of all outstanding shares of preferred stock. Immediately after this offering, we will have 4,833,299 shares of our common stock outstanding, including the 1,750,000 shares of common stock included in the units, the 214,630 shares of our common stock to be issued as payment for the accrued dividend on our Series C preferred stock upon the automatic conversion of our preferred stock into common stock, assuming that such automatic conversion occurs on November 30, 2007, and the 129,308 shares of our common stock to be issued upon conversion of the principal and interest due under convertible promissory notes that we issued in November and December 2006 immediately prior to the effectiveness of the registration statement of which this prospectus is a part, assuming that such effectiveness occurs on November 30, 2007. If the over-allotment option is exercised in full, we will have 5,095,799 shares of our common stock outstanding.

The holders of our common stock are generally entitled to one vote for each share held on all matters submitted to a vote of the stockholders and do not have any cumulative voting rights. Holders of our common stock are entitled to receive proportionally any dividends declared by our board of directors out of funds legally available therefor, subject to any preferential dividend or other rights of any then outstanding preferred stock.

In the event of our liquidation or dissolution, holders of our common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities, subject to the prior rights of any then outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of our common stock are validly issued, fully paid and nonassessable. The shares included in the unit to be issued by us in this offering will be, when the units are issued and paid for as set forth in this prospectus, validly issued, fully paid and nonassessable.

The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

Following this offering, we will have an ongoing obligation to our former holders of Series B preferred stock to file all reports required to be filed by us under the Securities Act and the Exchange Act and to take such additional actions as those holders may reasonably request to enable them to sell their common stock pursuant to Rules 144 and 144A promulgated under the Securities Act. In addition, we have made customary representations and warranties in connection with our previous sales of preferred stock, which will remain in effect after this offering.

Warrants

General.  The warrants included in the units being issued in this offering may be exercised at any time after they become separately tradeable, and ending on the fifth anniversary of the date of this prospectus. Each warrant entitles the holder to purchase one share of common stock at an exercise price per share equal to 150% of the initial public offering price of the units offered by this prospectus. This exercise price will be adjusted if specific events, summarized below, occur. A holder of a warrant will not be deemed a holder of the underlying stock for any purpose until the warrant is exercised.

Redemption.  Beginning six months after the date of this prospectus, we will have the right to redeem the warrants at a price of $0.25 per warrant, after providing 30 days’ prior written notice, at any time after the closing price for our common stock, as reported on the principal exchange on which our common stock trades, was at or above 200% of the initial public offering price of the units for any five consecutive trading days. We will send a written notice of redemption by first class mail to holders of the warrants at their last known addresses appearing on the registration records maintained by the warrant agent. No other form of notice or publication or otherwise will be required. If we call the warrants for redemption, the holders of the warrants will then have to decide whether to sell the warrants, exercise them before the close of business on the business day preceding the specified redemption date or hold them for redemption.

Exercise.  To exercise a warrant, the holder must deliver to our warrant agent the warrant certificate on or before the expiration date or the redemption date, as applicable, with the form on the reverse side of the certificate executed as indicated, accompanied by payment of the full exercise price for the number of warrants being exercised. Fractional shares of common stock will not be issued upon exercise of the warrants.

In order for you to exercise the warrants, the shares of common stock underlying them must be covered by an effective registration statement and, if the issuance of shares is not exempt under state securities laws, must be properly registered with state securities regulators. At present, we plan to have a registration statement current when the warrants are redeemed and, to the extent that the underlying shares do not qualify for one or more exemptions under state securities laws, we intend to use our best efforts to register the shares with the relevant authorities. However, we cannot assure you that state exemptions will be available, that state authorities will permit us to register the underlying shares or that an effective registration statement will be in place at the relevant time(s).

If the warrants are not exercisable at their expiration date, the expiration date will be extended until 30 days following notice to the holders of the warrants that the warrants are again exercisable. If you cannot exercise the warrants, and the securities underlying the warrants are listed on a securities exchange or there are three independent market makers for the underlying securities, we may, but are not required to, settle the warrants for a price equal to the difference between the closing price of the underlying securities and the exercise price of the warrants. These factors may have an adverse effect on the demand for the warrants and the prices that can be obtained from reselling them.

Adjustments of exercise price.  The exercise price of the warrants will be adjusted if we declare any stock dividend to stockholders or effect any split or combination with regard to our common stock. If we effect any split or combination with regard to our common stock, the exercise price in effect immediately before the split or combination will be proportionately reduced or increased, as the case may be. Any adjustment of the exercise price will also result in an adjustment of the number of shares underlying a warrant or, if we elect, an adjustment of the number of warrants outstanding.

Preferred Stock

Under the terms of our restated certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock, any or all of which may be greater than or senior to the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments or payments on liquidation. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of our common stock.

Authorizing our board of directors to issue preferred stock and determine its rights and preferences has the effect of eliminating delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Following the effectiveness of the registration statement of which this prospectus is a part, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Options and Warrants

As of September 30, 2007, options to purchase 436,556 shares of common stock at a weighted average exercise price of $4.76 per share were outstanding. As of September 30, 2007, warrants to purchase 40,137 shares of common stock at a weighted average exercise price of $16.51 per share were outstanding, of which warrants to purchase 30,662 shares of common stock will expire upon effectiveness of the registration statement of which this prospectus is a part if not exercised prior to such time.

Registration Rights

We have entered into an amended and restated registration agreement with the holders of 2,977,738 shares of our common stock and warrants to purchase 30,662 shares of our common stock, although such warrants will expire upon effectiveness of the registration statement of which this prospectus is a part if not exercised prior to such time. After the closing of this offering, such holders will have the right to require us to register these shares under the Securities Act under specific circumstances, except that the warrant holders, if they exercise their warrants prior to expiration, will not have the demand registration rights described below. We are not obligated to, and have agreed with the representative of the underwriters not to, effect a registration under the amended and restated registration agreement until one year after the date of this prospectus. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. The parties to the amended and restated registration agreement have also agreed not to sell or otherwise dispose of any of their shares of common stock for a period of one year after the date of this prospectus without the consent of the representative of the underwriters.

The following description of the terms of the amended and restated registration agreement is intended as a summary only and is qualified in its entirety by reference to the amended and restated registration agreement filed as an exhibit to the registration statement of which this prospectus is a part.

Demand Registration Rights.  Beginning one year after the date of this prospectus, the holders of a majority of the registrable shares or the holders of 66 2/3% of the shares of common stock acquired upon conversion of our Series C preferred stock may request that we register under the Securities Act all or a portion of their shares, but not less that an aggregate of 3,572 shares, on Form S-1 or any similar long-form registration statement. In addition, the holders will have the right to request that we register on Form S-3 or any similar short-form registration statement all or a portion of the registrable shares held by them having an aggregate offering price of at least $1,000,000 based on the then-current market price of our common stock.

We are required to effect no more than one registration statement on Form S-1 or any similar long-form registration statement for the holders of a majority of the registrable shares and no more than one registration statement for the holders of 66 2/3% of the shares of common stock acquired upon conversion of our Series C preferred stock. We are required to effect an unlimited number of registrations on Form S-3 or any similar short-form registration statement. We are not obligated to effect a demand registration under the amended and restated registration agreement within 120 days after the effective date of a previous demand registration.

Piggyback Registration Rights.  Beginning one year after the date of this prospectus, if we propose to register shares of our common stock under the Securities Act, other than in this offering or on a registration statement on Form S-4 or S-8, the holders of registrable shares will be entitled to notice of the registration and, subject to certain exceptions, have the right to require us to register all or a portion of the registrable shares then held by them.

In the event that any registration in which the holders of registrable shares participate pursuant to the amended and restated registration agreement is an underwritten public offering, the number of registrable shares to be included may, in specified circumstances, be limited due to market conditions.

Limitations.  Holders of registrable securities have agreed not to request any demand registration or to publicly sell any of our securities within seven days prior to or within 120 days after the effective date of any underwritten demand or piggyback registration in which registrable shares are included, unless the underwriter otherwise agrees. We have also agreed not to publicly sell our securities within seven days prior to or within 180 days after the effective date of any underwritten demand or piggyback registration in which registrable shares are included, unless the underwriter otherwise agrees.

Expenses and Indemnification.  Pursuant to the amended and restated registration agreement, we are required to pay all registration expenses and indemnify each participating holder with respect to each registration of registrable shares that is effected.

Future Grants of Registration Rights.  Without the consent of at least a majority of the then outstanding registrable securities held by parties to the amended and restated registration agreement, we may not grant further registration rights which would be on equal or more favorable terms than the registration rights provided for in the amended and restated registration agreement.

Termination.  The registration rights granted under the amended and restated registration agreement will terminate upon the later of five years following the closing of this offering and one year after the holder of the registration rights is able to sell its registrable shares pursuant to Rule 144(k).

Anti-Takeover Effects of Delaware Law and Our Restated Certificate of Incorporation and Amended and Restated By-Laws

Delaware law and our restated certificate of incorporation and amended and restated by-laws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Staggered Board; Removal of Directors

Our restated certificate of incorporation and amended and restated by-laws divide our board of directors into three classes with staggered three-year terms. In addition, a director may be removed only for cause and only by the affirmative vote of the holders of at least 66 2/3% of the voting power of our outstanding common stock. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Stockholder Action by Written Consent; Special Meetings

Our restated certificate of incorporation provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Our restated certificate of incorporation and amended and restated by-laws also provide that, except as otherwise required by law, special meetings of our stockholders can only be called by our chairman of the board, our chief executive officer or president or our board of directors.

Advance Notice Requirements for Stockholder Proposals

Our amended and restated by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

Delaware Business Combination Statute

We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Amendment of Certificate of Incorporation and By-Laws

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our amended and restated by-laws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of at least 66 2/3% of the votes which all our stockholders would be entitled to cast in any election of directors. In addition, the affirmative vote of the holders of at least 66 2/3% of the votes which all our stockholders would be entitled to cast in any election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our restated certificate of incorporation described above under “— Staggered Board; Removal of Directors” and “— Stockholder Action by Written Consent; Special Meetings.”

Limitation of Liability and Indemnification of Officers and Directors

Our restated certificate of incorporation limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law. Our restated certificate of incorporation provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for voting or assenting to unlawful payments of dividends or other distributions; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any amendment or repeal or adoption of an inconsistent provision. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, our restated certificate of incorporation provides that we must indemnify our directors and officers and we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to limited exceptions.

Authorized but Unissued Shares

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the NASDAQ Capital Market. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent, Warrant Agent and Registrar

The transfer agent and registrar for our common stock and the warrant agent for the warrants will be American Stock Transfer & Trust Company, located in New York, New York.

NASDAQ Capital Market

We have applied to list the units, common stock and warrants on the NASDAQ Capital Market under the symbols “NITRU,” “NITR” and “NITRW,” respectively.

SHARES ELIGIBLE FOR FUTURE SALE

This Offering

After this offering is completed, we expect to have 4,833,299 shares of common stock outstanding. This number assumes no exercise of the underwriters’ over-allotment option, the warrants included in the units offered under this prospectus, the underwriters’ warrants or any other outstanding options or warrants. We expect to have 5,095,799 shares of common stock outstanding if the underwriters’ over-allotment is exercised in full. Of these shares, the 1,750,000 shares of common stock issued as part of the units sold in this offering (2,012,500 shares if the underwriters’ over-allotment is exercised in full) will be freely tradeable without restrictions or further registration under the Securities Act, except that any shares purchased by our “affiliates,” as that term is defined under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 under the Securities Act. The 1,750,000 shares of common stock underlying the warrants that are part of the units sold in this offering (2,012,500 shares of common stock underlying the warrants if the underwriters’ over-allotment is exercised in full) will also be freely tradeable after exercise of the warrants, except for shares held by our affiliates.

Outstanding Restricted Stock

The remaining 3,083,299 outstanding shares of common stock will be restricted securities within the meaning of Rule 144 and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption from registration offered by Rule 144. The holders of 3,059,045 of these shares are subject to a lock-up pursuant to which they may not sell or otherwise dispose of any of their shares of common stock for a period of one year after the date of this prospectus without the consent of the representative of the underwriters. Our officers and directors and stockholders owning more than 5% of our common stock, who collectively own 2,432,705 of such 3,059,045 shares of common stock, have also entered into lock-up agreements directly with the representative of the underwriters. After the expiration of the one-year lock-up period, all of the outstanding restricted shares will have become eligible for sale in the public market pursuant to Rule 144.

Without taking into account the one-year lock-up period, 2,899,615 shares of our common stock would be eligible for sale under Rule 144 or Rule 701 ninety days after the closing of this offering, and the remaining 183,684 shares of common stock would be eligible for sale between 90 and 180 days after the closing of this offering.

In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year, including a person who may be deemed to be our affiliate, may sell within any three-month period a number of shares of common stock that does not exceed a specified maximum number of shares. This maximum is equal to the greater of 1% of the then outstanding shares of our common stock or the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the sale. Sales under Rule 144 are also subject to restrictions relating to manner of sale, notice and availability of current public information about us. In addition, under Rule 144(k) of the Securities Act, a person who is not our affiliate, has not been an affiliate of ours within three months prior to the sale and has beneficially owned shares for at least two years would be entitled to sell such shares immediately without regard to volume limitations, manner of sale provisions, notice or other requirements of Rule 144.

In July 2007, the SEC announced proposed revisions to Rule 144. If the proposed changes to Rule 144 are approved, the holding period for restricted shares may be reduced to six months under specified circumstances, the restrictions on the sale of restricted shares of common stock held by affiliates may be reduced, and certain other restrictions on resale of restricted shares under Rule 144 may be modified to make it easier for our stockholders, under specified circumstances, to sell their shares. We do not know whether these proposed revisions to Rule 144 will be adopted as proposed or in a modified form, if at all.

In general, under Rule 701 of the Securities Act, any of our employees, directors, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with the various restrictions, including the holding period, contained in Rule 144.

Options and Warrants

Stock Options

As of September 30, 2007, we had outstanding options to purchase a total of 436,556 shares of common stock under our stock incentive plans. We will be able to grant options covering an additional 63,444 shares of common stock under our 2007 stock incentive plan, which will become effective upon the closing of this offering. We intend to file a registration statement under the Securities Act to register all shares of common stock issued, issuable or reserved for issuance under our stock incentive plans. This registration statement is expected to be filed as soon as practicable after the closing of this offering and will automatically become effective upon filing. Following this filing, shares exercisable pursuant to vested options that are registered under this registration statement will, subject to the lock-up agreements and market standoff provisions described above and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market.

Warrants

As of September 30, 2007, we had outstanding warrants to purchase 40,137 shares of common stock, of which warrants to purchase 30,662 shares will expire upon effectiveness of the registration statement of which this prospectus is a part if not exercised prior to such time. If the warrants to purchase 30,662 shares of common stock are exercised, the holders of such shares will have registration rights, which are described under “Description of Securities — Registration Rights.”

Underwriters’ Warrants

In connection with this offering, we have agreed to issue to the underwriters warrants to purchase 175,000 units. The underwriters’ warrants will be exercisable for units at any time beginning one year after the date of this prospectus until the fifth anniversary of the date of this prospectus. However, neither the underwriters’ warrants nor the underlying securities may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the securities by any person for a period of one year following the date of this prospectus, except as otherwise permitted by NASD Marketplace Rule 2710(g)(2). We will cause the registration statement of which this prospectus is a part to remain effective until the earlier of the time that the underwriters’ warrants have been fully exercised and the date which is five years after the date of this prospectus or we will file a new registration statement covering the exercise and resale of those securities. The common stock and warrants issued to the underwriters upon exercise of the underwriters’ warrants will be freely tradable.

UNDERWRITING

Paulson Investment Company, Inc. is acting as the representative of the underwriters. We and Paulson have entered into an underwriting agreement with respect to the units being offered. In connection with this offering and subject to certain conditions, the underwriters have severally agreed to purchase, and we have agreed to sell, the number of units set forth below.

Number
Underwriters	of Units

Paulson Investment Company, Inc.

Total

The underwriting agreement provides that the underwriters are obligated to purchase all of the units offered by this prospectus, other than those covered by the over-allotment option, if any units are purchased. The underwriting agreement also provides that the obligations of the several underwriters to pay for and accept delivery of the units is subject to the approval of certain legal matters by counsel and certain other conditions. These conditions include, among other things, the requirements that no stop order suspending the effectiveness of the registration statement be in effect and that no proceedings for this purpose have been instituted or threatened by the SEC.

The representative of the underwriters has advised us that the underwriters propose to offer our units to the public initially at the offering price set forth on the cover page of this prospectus and to selected dealers at that price less a concession of not more than $      per unit. The underwriters and selected dealers may reallow a concession to other dealers, including the underwriters, of not more than $      per unit. After completion of the public offering of the units, the offering price, the concessions to selected dealers and the reallowance to their dealers may be changed by the underwriters.

The underwriters have informed us that they do not expect to confirm sales of our units offered by this prospectus on a discretionary basis.

At our request, the underwriters have reserved up to 87,500 units offered in this offering for sale, at the initial public offering price, to our employees, business associates and related persons. The number of units available for sale to the general public will be reduced to the extent such persons purchase such reserved units. Any reserved units which are not so purchased will be offered by the underwriters to the general public on the same basis as the other units offered in this prospectus.

Over-Allotment Option

Pursuant to the underwriting agreement, we have granted the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to an additional 262,500 units on the same terms as the other units being purchased by the underwriters from us. The underwriters may exercise the option solely to cover over-allotments, if any, in the sale of the units that the underwriters have agreed to purchase. If the over-allotment option is exercised in full, the total public offering price, underwriting discount and proceeds to us before offering expenses will be $     , $     and $     , respectively.

Stabilization

The rules of the SEC generally prohibit the underwriters from trading in our securities on the open market during this offering. However, the underwriters are allowed to engage in some open market transactions and other activities during this offering that may cause the market price of our securities to be above or below that which would otherwise prevail in the open market. These activities may include stabilization, short sales and over-allotments, syndicate covering transactions and penalty bids.

•	Stabilizing transactions consist of bids or purchases made by the representative of the underwriters for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

•	Short sales and over-allotments occur when the representative of the underwriters, on behalf of the underwriting syndicate, sells more of our units than it purchases from us in this offering. In order to cover the resulting short position, the representative of the underwriters may exercise the over-allotment option described above or may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriters will deliver a prospectus in connection with any such short sales. Purchasers of units sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

•	Syndicate covering transactions are bids for or purchases of our securities on the open market by the representative of the underwriters on behalf of the underwriters in order to reduce a short position incurred by the representative of the underwriters on behalf of the underwriters.

•	A penalty bid is an arrangement permitting the representative of the underwriters to reclaim the selling concession that would otherwise accrue to an underwriter if the common stock originally sold by the underwriter was later repurchased by the representative of the underwriters and therefore was not effectively sold to the public by such underwriter.

If the underwriters commence these activities, they may discontinue them at any time without notice. The underwriters may carry out these transactions on the NASDAQ Capital Market or otherwise.

Indemnification

The underwriting agreement provides for indemnification between us and the underwriters against specified liabilities, including liabilities under the Securities Act, and for contribution by us and the underwriters to payments that may be required to be made with respect to those liabilities. We have been advised that, in the opinion of the SEC, indemnification for liabilities under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

Underwriters’ Compensation

We have agreed to sell the units to the underwriters at the initial offering price of $      per unit, which represents the initial public offering price of the units set forth on the cover page of this prospectus less an 8% underwriting discount. The underwriting agreement also provides that Paulson Investment Company, Inc., as the representative of the underwriters, for itself and not on behalf of the underwriters, will be paid a nonaccountable expense allowance equal to 2% of the gross proceeds from the sale of the units offered by this prospectus, excluding any units purchased as a result of exercise of the over-allotment option. We have paid Paulson Investment Company, Inc. a $35,000 advance against the nonaccountable expense allowance.

Upon the closing of this offering, we will issue to the underwriters warrants to purchase up to an aggregate of 175,000 units, for a price per unit equal to 120% of the initial public offering price of the units. The underwriters’ warrants will be exercisable for units at any time beginning one year after the date of this prospectus and will expire on the fifth anniversary of the date of this prospectus. Neither the underwriters’ warrants nor the underlying securities may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the securities by any person for a period of one year following the date of this prospectus, except as otherwise permitted by NASD Marketplace Rule 2710(g)(2).

The holders of the underwriters’ warrants will have, in that capacity, no voting, dividend or other stockholder rights. Any profit realized on the sale of the securities issuable upon exercise of these warrants may be deemed to be additional underwriting compensation. The securities underlying these warrants are being registered pursuant to the registration statement of which this prospectus is a part.

The following table summarizes the underwriting discount we will pay to the underwriters and the non-accountable expense allowance we will pay to the representative of the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Total
	Per	Without	With
	Unit	Over-Allotment	Over-Allotment

Underwriting discount	$	$	$
Non-accountable expense allowance	$	$	$

Lock-Up Agreements

Holders of 3,059,045 shares of our common stock are subject to a lock-up pursuant to which they may not sell or otherwise dispose of any of their shares of common stock for a period of one year after the date of this prospectus without Paulson’s consent. Our officers and directors and stockholders owning more than 5% of our common stock, who collectively own 2,432,705 of such 3,059,045 shares of common stock, have also entered into lock-up agreements directly with Paulson, which provide that, without Paulson’s written consent, for a period of one year from the date of this prospectus, they will not sell, contract to sell, grant any option for the sale or otherwise dispose of any of our equity securities, or any securities convertible into or exercisable or exchangeable for our equity securities, other than pursuant to certain exceptions as set forth in the lock-up agreements.

Determination of Offering Price

The initial public offering price of the units offered by this prospectus and the exercise price of the public warrants have been determined by negotiation between us and the underwriters. Among the factors considered in determining the initial public offering price of the units and the exercise price of the warrants were:

•	our history and our prospects;

•	the industry in which we operate;

•	the status and development prospects for our products;

•	our past and present operating results;

•	the previous experience of our executive officers; and

•	the general condition of the securities markets at the time of this offering.

The offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of the units. That price is subject to change as a result of market conditions and other factors, and we cannot assure you that the units, or the common stock and warrants contained in the units, can be resold at or above the initial public offering price.

LEGAL MATTERS

The validity of the securities being offering, except for the underwriters’ warrants, will be passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, New York, New York. The validity of the underwriters’ warrants will be passed upon for us by Stoel Rives LLP, Portland, Oregon. Morse, Zelnick, Rose & Lander, LLP, New York, New York, will pass upon certain matters for the underwriters.

EXPERTS

Carlin, Charron & Rosen, LLP, an independent registered public accounting firm, has audited our financial statements as of and for the fiscal year ended December 31, 2006 and for the fiscal year ended December 31, 2005 as set forth in their report. We have included these financial statements in this prospectus in reliance on the report of Carlin, Charron & Rosen, LLP, given on their authority as experts in accounting and auditing. We have also appointed Carlin, Charron & Rosen, LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2007.

Mirus Capital Advisors, Inc., an independent valuation firm, has performed valuations of the fair market value of our common stock as of January 1, 2007 and July 1, 2007, for the sole purpose of satisfying the requirements of Section 409A, and subject to the limitations and disclaimers contained in its reports to us. Mirus Capital Advisors, Inc. has consented to the references to its valuation reports in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form SB-2 under the Securities Act with respect to the units to be sold in the offering. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our securities, we refer you to the registration statement and to the exhibits and schedules to the registration statement filed as part of the registration statement. Statements contained in this prospectus about the contents of any contract or any other document filed as an exhibit are not necessarily complete, and, and in each instance, we refer you to the copy of the contract or other documents filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You may read and copy the registration statement of which this prospectus is a part at the SEC’s public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s public reference room. In addition, the SEC maintains an Internet website, which is located at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s Internet website.

Upon completion of the offering, we will become subject to the full informational and periodic reporting requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing financial statements certified by an independent registered public accounting firm. We also maintain a website at www.nitrosecurity.com. Our website is not a part of this prospectus.

NITROSECURITY, INC.

INDEX TO FINANCIAL STATEMENTS

Balance Sheet as of September 30, 2007 (unaudited)	F-2
Statements of Operations for the Nine Months Ended September 30, 2007 and September 30, 2006 (unaudited)	F-3
Statements of Cash Flows for the Nine Months Ended September 30, 2007 and September 30, 2006 (unaudited)	F-4
Notes to Unaudited Financial Statements	F-5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-10
Balance Sheet as of December 31, 2006 (audited)	F-11
Statements of Operations for the Years Ended December 31, 2006 and December 31, 2005 (audited)	F-12
Statements of Changes in Mandatory Redeemable Preferred Stock and Stockholders’ Deficit for the Years Ended December 31, 2006 and December 31, 2005 (audited)	F-13
Statements of Cash Flows for the Years Ended December 31, 2006 and December 31, 2005 (audited)	F-14
Notes to Financial Statements	F-15

NITROSECURITY, INC.

BALANCE SHEET
(Unaudited)

September 30,
2007

Assets
Current assets:
Cash and cash equivalents	$1,799,461
Accounts receivable, net of allowance for doubtful accounts of $23,000	2,242,712
Inventory, net of reserve of $75,000	78,777
Prepaid expenses and other current assets	132,424
Deferred product costs	840,647

Total current assets	5,094,021
Property and equipment, net	657,105
Deferred financing costs	748,348
Other assets, net	78,427

Total assets	$6,577,901

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$1,151,817
Accrued expenses and other current liabilities	759,973
Convertible promissory notes	3,000,000
Deferred revenue current portion	4,428,795
Current portion of capital leases	23,451
Current portion of long-term debt	588,338

Total current liabilities	9,952,374
Deferred revenue, less current portion	380,316
Long-term debt, less current portion	1,400,117
Commitments
Series C convertible preferred stock subject to mandatory redemption, 14,771,083 shares authorized, 11,779,523 shares issued and outstanding (liquidation value of $18,350,533)	17,597,710
Stockholders’ deficit:
Series B convertible preferred stock, par value $0.01, 492,422 shares authorized, 492,413 shares issued and outstanding (liquidation value of $6,499,852)	4,924
Series A convertible preferred stock, par value $0.01, 223,853 shares authorized, 223,843 shares issued and outstanding (liquidation value of $2,686,116)	2,239
Common stock, par value $0.01, 35,000,000 shares authorized, 835,791 shares issued and outstanding	8,358
Additional paid in capital	17,959,467
Accumulated deficit	(40,727,604)

Total stockholders’ deficit	(22,752,616)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$6,577,901

See accompanying notes to the unaudited financial statements

NITROSECURITY, INC.

STATEMENTS OF OPERATIONS
(Unaudited)

	Nine Months Ended
	September 30,
	2007	2006

Revenue:
Product	$1,775,180	$867,735
Service	1,129,376	652,564

Total revenue	2,904,556	1,520,299
Cost of revenue	938,254	575,753

Gross profit	1,966,302	944,546

Operating expenses:
Sales and marketing	4,390,604	4,102,348
Research and development	2,357,026	2,374,842
General and administrative	1,829,752	1,144,799

Total operating expenses	8,577,382	7,621,989

Loss from operations	(6,611,080)	(6,677,443)
Other expense:
Interest charge related to beneficial conversion	532,080	510,026
Interest expense, net of interest income	135,235	18,960
Interest cost related to accretion of Series C convertible preferred stock	1,100,097	726,249

Total other expense	1,767,412	1,255,235

Loss before income taxes	(8,378,492)	(7,932,678)
Provision for income taxes	—	—

Net loss	$(8,378,492)	$(7,932,678)

Net loss per share — basic and diluted	$(9.19)	$(9.33)

Weighted average number of common shares outstanding — basic and diluted	792,202	772,583

See accompanying notes to the unaudited financial statements

NITROSECURITY, INC.

STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine Months Ended
	September 30,
	2007	2006

Cash flows from operating activities:
Net loss	$(8,378,492)	$(7,932,678)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	200,689	221,087
Amortization	1,456	1,456
Share-based compensation	499,422	85,370
Noncash interest accretion on Series C convertible preferred stock	1,100,097	726,249
Noncash interest expense on beneficial conversion	532,080	510,026
Noncash interest expense on convertible notes	15,119	—
Changes in operating assets and liabilities:
Accounts receivable, net	(1,683,755)	(28,175)
Inventory, net	95,674	(48,413)
Prepaid expenses and other current assets	(95,323)	(123,920)
Deferred product costs	(553,522)	(60,216)
Other assets	(27,807)	116,010
Accounts payable	749,553	(415,540)
Accrued expenses and other current liabilities	400,756	(961,449)
Deferred revenue	3,064,655	166,195

Net cash used in operating activities	(4,079,398)	(7,743,998)

Cash flows from investing activities:
Purchases of property and equipment	(6,866)	(35,084)

Net cash used in investing activities	(6,866)	(35,084)

Cash flows from financing activities:
Payments to lender	(31,484)	(69,845)
Repayment of long-term debt	(11,545)
Proceeds from long-term debt	2,000,000	—
Proceeds from sale of Series C convertible preferred stock and warrants	1,452,512	12,344,233
Proceeds from (payments on) convertible promissory notes	3,000,000	(3,850,000)
Proceeds from stock options exercised	37,925
Deferred financing costs	(748,348)	—

Net cash provided by financing activities	5,699,060	8,424,388

Net increase in cash and cash equivalents	1,612,796	645,306
Cash and cash equivalents — beginning of year	186,665	31,421

Cash and cash equivalents — end of year	$1,799,461	$676,727

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	$24,831	$122,940

Promissory notes converted to Series C convertible preferred stock	$1,000,000	$—

See accompanying notes to the unaudited financial statements

NITROSECURITY, INC.

Notes to Unaudited Financial Statements
September 30, 2007 and 2006

1.	Basis of Presentation

The financial statements as of September 30, 2007 and for the nine months ended September 30, 2007 and 2006 is unaudited and includes adjustments consisting of normal recurring adjustments that management considers necessary for a fair presentation of its financial position, operating results and cash flows. Results for the nine months ended September 30, 2007 are not necessarily indicative of results to be expected for the full fiscal year ended December 31, 2007 or any future periods.

These financial statements do no include all disclosures associated with annual financial statements , and accordingly, should be read in conjunction with NitroSecurity, Inc.’s (the “Company’s”) financial statements as of December 31, 2006 and for the fiscal years ended December 31, 2006 and 2005 contained in the Company’s registration statement on Form SB-2.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash and cash equivalents were $1,799,461 at September 30, 2007.

The Company continues to experience net losses and had an accumulated deficit of approximately $41 million at September 30, 2007. The report of the Company’s independent registered public accounting firm issued in connection with the Company’s financial statements as of December 31, 2006 and for the fiscal years ended December 31, 2006 and 2005 contained an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern. The Company will need to raise additional capital to fund its long-term operations and to generate positive cash from operations. Subsequent to December 31, 2006, the Company raised additional equity and debt financing through a private placement, a secured debt facility and convertible promissory notes. (See Notes 4 and 5.)

2.	Inventory

The Company’s inventory consists of finished hardware products and related components that are manufactured by a third-party vendor. The carrying value of the Company’s inventory approximates the specific identification method using vendor cost. The inventory is valued at the lower of purchased cost or market, net of appropriate reserves for excess quantities and obsolescence.

3.	Net Loss Per Share

Net loss per share is based on the weighted average number of common shares outstanding in each period. Diluted earnings per share (“EPS”) is similar to basic EPS, except that the weighted average common shares outstanding is increased to include the additional common shares that would have been outstanding if the potential dilutive common shares, consisting of shares of those stock options for which market price exceeds exercise price, had been issued. Such common equivalent shares are excluded from the calculation of diluted EPS in loss years, as the impact is anti-dilutive. Therefore, there was no difference between basic and diluted EPS for each period presented. The number of options and warrants excluded from the calculation was 3,122,922 and 552,516 as of September 30, 2007 and 2006, respectively.

NITROSECURITY, INC.

Notes to Unaudited Financial Statements
September 30, 2007 and 2006

3.	Net Loss Per Share (continued)

	September, 30
	2007	2006

Net Loss per Statements of Operations	$(8,378,492)	$(7,932,678)
Add: Series C Accretion	1,100,097	726,249

Adjusted net loss	(7,278,395)	(7,206,429)

Net loss per share — basic and diluted	$(9.19)	$(9.33)

Weighted average number of common shares outstanding — basic and diluted	792,202	772,583

4.	Debt

Convertible Promissory Notes

In November and December 2006, the Company borrowed $1,000,000 under convertible promissory note agreements (the “2006 Notes”) with existing investors of the Company. The 2006 Notes have recourse to the general unsecured assets of the Company and bear interest at a rate of 8% per annum. Principal and accrued but unpaid interest is due and payable on December 31, 2007 unless earlier converted into equity pursuant to the terms of the 2006 Notes. The 2006 Notes and related interest are convertible into Series C preferred stock at 85% of the applicable conversion price. As of September 30, 2007, $1,000,000 was outstanding under the 2006 Notes. During the nine months ended September 30, 2007, interest expense of approximately $60,000 was accrued.

In January and February 2007, the Company borrowed an additional $1,000,000 under convertible promissory note agreements (the “Q1 2007 Notes”) with existing investors of the Company. The Q1 2007 Notes had recourse to the general unsecured assets of the Company and bore interest at a rate of 8% per annum. Principal and accrued but unpaid interest was due and payable on December 31, 2007 unless earlier converted into equity pursuant to the terms of the Q1 2007 Notes. The Q1 2007 Notes and related interest were convertible into Series C preferred stock at 85% of the applicable conversion price. In April 2007, the Q1 2007 Notes and related interest of $15,119 were converted into 853,042 shares of Series C preferred stock.

In July and August 2007, the Company borrowed an additional $2,000,000 under convertible promissory note agreements (the “Q3 2007 Notes”) with existing investors of the Company. The Q3 2007 Notes have recourse to the general unsecured assets of the Company and bear interest at a rate of 8% per annum. Principal and accrued but unpaid interest is due and payable on the earlier of June 30, 2008, the consumation of a Company Sale (as defined in the Q3 2007 Notes) or the closing of a Qualified IPO (as defined in the Q3 2007 Notes), unless earlier converted into equity pursuant to the terms of the Q3 2007 Notes. The Q3 2007 Notes and related interest are convertible into Series C preferred stock at 85% of the applicable conversion price. During the nine months ended September 30, 2007, interest expense of approximately $24,000 was accrued.

Secured Debt Facility

In July and August 2007, the Company borrowed $2,000,000 pursuant to a secured debt facility, which has a term of three years and bears interest at a rate of 12.35% per annum. The facility is secured by substantially all of the Company’s tangible and intangible assets.

NITROSECURITY, INC.

Notes to Unaudited Financial Statements
September 30, 2007 and 2006

5.	Private Placement

In April and May 2007, the Company closed a private placement under which $1,452,512 of cash was received, net of expenses of $265,555, and 1,227,191 shares of Series C preferred stock were issued.

6.	Stock Option Plans

Share-based compensation expense recognized in the Company’s unaudited statements of operations for the nine months ended September 30, 2007 and 2006 was $499,422 and $85,370, respectively.

The following table summarizes the activity under the Company’s stock option plans for the nine months ended September 30, 2007:

		Weighted
		Average
	Number of	Exercise
	Options	Price

Outstanding — December 31, 2006	2,823,573	$0.60
Granted	96,750	0.60-0.85
Exercised	—	—
Canceled	135,704	0.60

Outstanding — March 31, 2007	2,784,619	0.60
Granted	—
Exercised	—
Canceled	206,085

Outstanding- June 30, 2007	2,578,534	0.60
Granted	695,235	0.93
Exercised	63,208	0.60
Canceled	154,195	0.60

Outstanding- September 30, 2007	3,056,366	0.68

Exercisable at end of period	1,537,361	$0.60

The weighted-average fair value of stock options granted for the nine months ended September 30, 2007 and 2006, calculated using the Black-Scholes option-pricing model, was approximately $0.63 and $0.45, respectively.

The fair value of each stock option granted during the nine months ended September 30, 2007 and 2006 was estimated on the date of grant using the Black-Scholes option pricing model and the following assumptions:

	2007	2006

Risk-free interest rate	5.08%	4.70%
Expected dividend yield	0%	0%
Expected term	6.25 yrs	6.25 yrs
Expected volatility	73.54%	73.54%
Value of common stock	$0.85-$0.93	$0.60

NITROSECURITY, INC.

Notes to Unaudited Financial Statements
September 30, 2007 and 2006

6.	Stock Option Plans (continued)

The following table summarizes information about stock options outstanding at September 30, 2007:

	Options Outstanding			Options Exercisable
		Weighted			Weighted
		Average			Average
		Remaining	Weighted		Exercise
Range of		Contractual	Average	Number of	Price per
Exercise	Number	Life	Exercise	Shares	Share
Price	Outstanding	(In Years)	Price	Exercisable	Exercisable

$0.40	20,363.29		$0.40	20,363	$0.40
0.60-0.85	2,340,768	7.79	$0.60	1,404,420	$0.60
0.93	695,235	9.81	$0.93	112,578	$0.93

	3,056,366	8.19	$0.68	1,537,361	$0.62

The aggregate intrinsic value of the total options outstanding and the vested and exercisable options at September 30, 2007 was $764,496 and $474,251, respectively. The aggregate intrinsic value of both the total options outstanding and the vested and exercisable options at September 30, 2006 was $4,073.

The following table summarizes the status of the Company’s unvested equity awards at September 30, 2007:

		Weighted Average
	Number of Shares	Fair Value

Balance as of December 31, 2006	2,347,091	$0.43
Granted	96,750	0.63
Vested	(734,749)	0.44
Forfeited	(85,315)	0.25

Balance as March 31, 2007	1,623,777	$0.42
Granted	—	—
Vested	(155,776)	0.45
Forfeited	(125,183)	0.35

Balance as June 30, 2007	1,342,818	$0.42
Granted	695,235	0.64
Vested	(373,464)	0.45
Forfeited	(145,584)	0.42

Balance as September 30, 2007	1,519,005	$0.51

As of September 30, 2007, there was $914,049 of unrecognized compensation cost related to unvested share-based compensation granted by the Company. That cost is expected to be recognized over a weighted-average period of 1.6 years.

Cash received from option exercises under all-share based payment arrangements for the nine months ended September 30, 2007 was $37,925.

7.	Recent Accounting Pronouncements

On January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for the Uncertainty in Income Taxes — an interpretation of

NITROSECURITY, INC.

Notes to Unaudited Financial Statements
September 30, 2007 and 2006

7.	Recent Accounting Pronouncements (continued)

FASB Statement No. 109” (“FIN 48”). FIN 48 requires that the impact of tax positions be recognized in the financial statements if they are more likely than not of being sustained based on the technical merits of the position. The Company does not have any unrecognized tax benefits and there was no effect on the financial condition or results of operations as a result of adopting FIN 48.

The Company files federal and state income tax returns. The periods from 2000-2006 remain open to examination by the IRS and state jurisdictions. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of the date of adoption of FIN 48, the Company did not have any accrued interest or penalties associated with any unrecognized tax benefits, nor were any interest expense or penalties recognized during the three or nine months ended September 30, 2007.

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements,” which is applicable for fiscal years beginning after November 15, 2007. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Although SFAS No. 157 does not require any new fair value measurements, its application may, for some entities, change current practices related to the definition of fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. The Company is currently evaluating the impact that the adoption of SFAS No. 157 will have on its financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 creates a “fair value option” under which an entity may elect to record certain financial assets or liabilities at fair value upon their initial recognition. The Company would recognize subsequent changes in fair value in earnings as those changes occur. The Company would make the election of the fair value option on a contract-by contract basis, supported by concurrent documentation or a preexisting documented policy. SFAS No. 159 requires an entity to separately disclose the fair value of these items on the balance sheet or in the footnotes to the financial statements and to provide information that would allow the financial statement user to understand the impact on earnings from changes in the fair value. SFAS No. 159 is effective for the Company beginning with the fiscal year ending December 31, 2008. The Company is currently evaluating the impact that the adoption of SFAS No. 159 will have on its financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
NitroSecurity, Inc.
Portsmouth, New Hampshire

We have audited the accompanying balance sheet of NitroSecurity, Inc. (the “Company”) as of December 31, 2006, and the related statements of operations, statements of changes in mandatory redeemable preferred stock and stockholders’ deficit and cash flows for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006, and the results of its operations and its cash flows for the years ended December 31, 2006 and 2005 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency and a net working capital deficiency which raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/  Carlin, Charron & Rosen, LLP

Boston, Massachusetts
August 9, 2007, except for Note 15
as to which the date is October 16, 2007

NITROSECURITY, INC.

BALANCE SHEET

December 31,
2006

Assets
Current assets:
Cash and cash equivalents	$186,665
Accounts receivable, net of allowance for doubtful accounts of $16,000	558,957
Inventory, net of reserve of $157,000	174,451
Prepaid expenses and other current assets	37,101
Deferred product costs — current portion	287,125

Total current assets	1,244,299
Property and equipment, net	850,928
Other assets, net	52,076

Total assets	$2,147,303

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$402,264
Accrued expenses and other current liabilities	359,217
Convertible promissory notes	1,000,000
Deferred revenue — current portion	1,585,930
Capital leases — current portion	42,008

Total current liabilities	3,389,419
Deferred revenue, less current portion	158,526
Capital leases, less current portion	12,927
Commitments
Series C convertible preferred stock subject to mandatory redemption, 14,771,083 shares authorized, 9,699,290 shares issued and outstanding (liquidation value of $14,484,543)	13,850,843
Stockholders’ deficit:
Series B convertible preferred stock, par value $0.01, 492,422 shares authorized, 492,413 shares issued and outstanding (liquidation value of $6,499,852)	4,924
Series A convertible preferred stock, par value $0.01, 223,853 shares authorized, 223,843 shares issued and outstanding (liquidation value of $2,686,116)	2,239
Common stock, par value $0.01, 35,000,000 shares authorized, 772,583 shares issued and outstanding	7,726
Additional paid in capital	17,069,811
Accumulated deficit	(32,349,112)

Total stockholders’ deficit	(15,264,412)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$2,147,303

See accompanying notes to the financial statements

NITROSECURITY, INC.

STATEMENTS OF OPERATIONS

	Fiscal Year Ended
	December 31,
	2006	2005

Revenue:
Product	$1,431,738	$669,388
Service	921,459	525,877
Royalties	—	633,820

Total revenue	2,353,197	1,829,085
Cost of revenue	787,240	1,041,480

Gross profit	1,565,957	787,605

Operating expenses:
Sales and marketing	5,404,113	8,187,204
Research and development	3,472,398	2,716,443
General and administrative	1,463,630	1,755,664

Total operating expenses	10,340,147	12,659,311

Loss from operations	(8,774,190)	(11,871,706)
Other expense:
Interest expense related to beneficial conversion	685,497	—
Interest expense, net of interest income	21,875	211,613
Interest cost related to accretion of Series C convertible preferred stock	1,018,674	—

Total other expense	1,726,046	211,613

Loss before income taxes	(10,500,236)	(12,083,319)
Provision for income taxes	—	—

Net loss	$(10,500,236)	$(12,083,319)

Net loss per share-basic and diluted	$(12.27)	$(15.64)

Weighted average number of common and common equivalent shares outstanding- basic and diluted	772,583	772,583

See accompanying notes to the financial statements

NITROSECURITY, INC.

STATEMENTS OF CHANGES IN MANDATORY REDEEMABLE PREFERRED STOCK
AND STOCKHOLDERS’ DEFICIT
For the Years Ended December 31, 2006 and 2005

	Mandatory Redeemable
	Convertible
	Preferred Stock, at
	redemption value
	Series C
	Shares	Value

Balance at December 31, 2005	—	$—
Issuance of Series C preferred stock, including beneficial conversion interest of costs of $615,051 and net of issuance costs of $746,847	193,985,935	12,832,169
Effect of 1-for-20 reverse stock split	(184,286,645)	—
Accretion of cumulative dividends and issuance costs	—	1,018,674

Balance at December 31, 2006	9,699,290	$13,850,843

							Warrants &
	Convertible Preferred Stock, $0.01 Par Value				Common Stock,		Additional		Total
	Series B		Series A		$0.01 Par Value		Paid-In	Accumulated	Stockholders’
	Shares	Value	Shares	Value	Shares	Value	Capital	Deficit	Deficit

Balance at January 1, 2005	—	$—	4,402,047	$44,021	15,641,542	$156,415	$9,936,286	$(9,765,557)	$371,165
Issuance of Series A preferred stock and warrants	—	—	75,000	750	—	—	44,250	—	45,000
Issuance of Series B preferred stock and warrants	9,848,425	98,484	—	—	—	—	6,203,166	—	6,301,650
Share-based compensation	—	—	—	—	—	—	191,767	—	191,767
Net loss	—	—	—	—	—	—	—	(12,083,319)	(12,083,319)

Balance at December 31, 2005	9,848,425	98,484	4,477,047	44,771	15,641,542	156,415	16,375,469	(21,848,876)	(5,173,737)
Effect of 1-for-20 reverse stock split	(9,356,012)	(93,560)	(4,253,204)	(42,532)	(14,868,959)	(148,689)	284,781	—	—
Beneficial conversion on promissory notes	—	—	—	—	—	—	175,471	—	175,471
Share-based compensation	—	—	—	—	—	—	234,090	—	234,090
Net loss	—	—	—	—	—	—	—	(10,500,236)	(10,500,236)

Balance at December 31, 2006	492,413	$4,924	223,843	$2,239	772,583	$7,726	$17,069,811	$(32,349,112)	$(15,264,412)

See accompanying notes to the financial statements

NITROSECURITY, INC.

STATEMENTS OF CASH FLOWS

	Fiscal Year Ended
	December 31,
	2006	2005

Cash flows from operating activities:
Net loss	$(10,500,236)	$(12,083,319)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	292,298	383,099
Amortization	1,941	1,941
Share-based compensation	234,090	191,767
Noncash interest accretion on Series C convertible preferred stock	1,018,674	—
Noncash interest expense on beneficial conversion	685,497	—
Increase in the reserve for doubtful accounts	15,238	—
Increase in the reserve for inventory obsolescence	157,000	—
Changes in operating assets and liabilities:	—	—
Accounts receivable	5,586	(304,652)
Inventory, net	(15,926)	(306,974)
Prepaid expenses and other current assets	(27,846)	4,187
Deferred product costs	(88,065)	(187,062)
Other assets	129,833	(1,776)
Accounts payable	(383,675)	649,764
Accrued expenses and other current liabilities	(327,893)	582,019
Deferred revenue	167,618	1,391,038

Net cash used in operating activities	(8,635,866)	(9,679,968)

Cash flows from investing activities:
Purchases of property and equipment	(42,501)	(1,220,854)

Net cash used in investing activities	(42,501)	(1,220,854)

Cash flows from financing activities:
(Payments to) proceeds from lender	(456,945)	456,945
Payments on long-term debt	(76,562)	(406,974)
Proceeds from sale of Series A convertible preferred stock and warrants	—	45,000
Proceeds from sale of Series B convertible preferred stock and warrants	—	6,301,650
Proceeds from sale of Series C convertible preferred stock and warrants	12,217,118	—
(Payment of) proceeds from convertible promissory notes	(2,850,000)	3,850,000
Deferred financing costs	—	(98,884)

Net cash provided by financing activities	8,833,611	10,147,737

Net increase (decrease) in cash and cash equivalents	155,244	(753,085)
Cash and cash equivalents — beginning of year	31,421	784,506

Cash and cash equivalents — end of year	$186,665	$31,421

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	$128,736	$12,017

See accompanying notes to the financial statements

NITROSECURITY, INC.

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2006 and for the Years Ended December 31, 2006 and 2005

1.	Nature of Business

NitroSecurity, Inc. (the “Company”) provides hardware and software products for security monitoring, analysis and protection of computer networks. The Company’s products deliver comprehensive network intrusion prevention, detailed security monitoring and regulatory compliance reporting designed to improve network and operation efficiencies.

The Company’s customers cover multiple industries, including financial services, healthcare, retail and hospitality industries, academic institutions and federal, state and local governments and agencies. The Company sells its solutions through a combination of direct and indirect channels, including distributors, resellers, integrators, and technology partners.

The Company incurred negative cash flows from operations of $8.6 million and $9.7 million in 2006 and 2005, respectively. These results combined with accumulated deficits indicate that the Company’s long-term viability is dependent upon its ability to continue raising debt and equity financing and to achieve positive cash flow from operations. There can be no assurance, however, that the Company will achieve the required levels of debt or equity financing or operating cash flows.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities, which may be necessary should the Company be unsuccessful in its efforts to continue as a going concern.

Subsequent to December 31, 2006, the Company raised additional equity financing through a private placement and additional debt financing through a secured debt facility and convertible promissory notes. (Note 14)

2.	Summary of Significant Accounting Policies

Basis of Presentation

The Company has no subsidiaries and does not own or control, directly or indirectly, any shares of capital stock of any other corporation or any interest in any partnership, joint venture or any other non-corporate business enterprise and as such has not consolidated any other entities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in demand deposit and money market accounts. The Company maintains its cash in high credit quality financial institutions. The Company has not experienced any losses in such accounts.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectibility of specific

NITROSECURITY, INC.

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2006 and for the Years Ended December 31, 2006 and 2005

2.	Summary of Significant Accounting Policies — (continued)

customer accounts: customer credit worthiness, past transaction history with the customer, current economic trends and changes in customer payment terms. If the financial condition of the Company’s customers were to deteriorate, thus adversely affecting their ability to make payments, additional allowances would be required. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Four customers accounted for 74% and 62% of the outstanding accounts receivable balances at December 31, 2006 and 2005, respectively. These balances were fully collected in the subsequent period.

Inventory

The Company’s inventory consists of finished hardware products and related components that are manufactured by a third-party vendor. The carrying value of the Company’s inventory approximates the specific identification method using vendor cost. The inventory is valued at the lower of purchased cost or market, net of appropriate reserves for excess quantities and obsolescence.

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Leasehold improvements are amortized over the lesser of the estimated useful life of the related asset or the remaining lease term. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to operations. Repair and maintenance costs are expensed as incurred.

Other Intangible Assets

The Company has one issued patent. Patents and trademarks are classified by the Company as specifically identifiable intangible assets. The issued patent, which was granted in November 2002 and consists principally of acquired core technology, is reported at cost, net of accumulated amortization. The patent is being amortized over a ten year period. The original book value of the patent was $19,409, accumulated amortization totaled $9,866 at December 31, 2006, and the net amount is included in the balance sheet caption, “Other Assets.” Amortization expense totaled $1,941 in both 2006 and 2005.

Fair Value of Financial and Derivative Instruments

The Company has issued various financial debt and/or equity instruments, some of which have required a determination of their fair value and/or the fair value of certain related derivatives, where quoted market prices were not published or readily available. The Company bases its fair value determinations on valuation techniques that require judgments and estimates, including discount rates used in applying present value analyses, the length of historical look-backs used in determining the volatility of its stock, expected future interest rate assumptions and probability assessments. From time to time, the Company may hire independent valuation specialists to perform or assist in the fair value determination of such instruments.

Revenue Recognition

The Company’s typical sales arrangements involve multiple elements, including hardware appliances, embedded software that is more than incidental to the product as a whole, post-contract services such as maintenance and technical support, and professional services including training.

NITROSECURITY, INC.

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2006 and for the Years Ended December 31, 2006 and 2005

2.	Summary of Significant Accounting Policies — (continued)

The Company recognizes revenue pursuant to Statement of Position (“SOP”) No. 97-2, “Software Revenue Recognition” and related guidance. Product revenue in the accompanying statements of operations consists primarily of sales of hardware products embedded with software. Service revenue is primarily maintenance, telephone and web-based support, software updates and rights to software upgrades on a when-and-if-available basis (commonly referred to as post-contract customer support, or “PCS”). Service revenue also includes professional services in the form of consulting, installation and training.

In general, for each arrangement, the Company records revenue when all of the following conditions are met: (a) persuasive evidence of an arrangement exists; (b) delivery of the product has occurred and there are no remaining obligations or substantive customer acceptance provisions; (c) the price is fixed or determinable; and (d) collectibility is reasonably assured.

To recognize revenue from current product and related services shipments, which are multiple-element arrangements, the Company must establish vendor specific objective evidence (“VSOE”) of fair value for all multiple elements of its sales arrangements. The best objective evidence of fair value would be to sell each element of its solutions separately to multiple customers for the same price. Because of the continuously evolving nature of the Company’s solutions during 2006 and 2005, there was not sufficient VSOE of fair value for each element of its sales arrangements. As a result, the Company defers revenue at the time of solution shipment and recognizes revenue ratably over the PCS period, which typically is 12, 24 or 36 months.

Revenue derived from professional services, which are not generally sold as part of multiple element arrangements, is typically recognized upon the performance of the service using SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” and other relevant guidance. All amounts billed in excess of the revenue recognized are included in deferred revenue.

Cost of Revenue

Cost of revenue consists primarily of the cost of the software-embedded appliance procured from a third party, salaries and related personnel costs and overhead for the support of the Company’s services.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense totaled $53,633 and $115,128 during 2006 and 2005, respectively.

Deferred Product Costs

Deferred product costs consist of the cost of the embedded software plus hardware appliance product procured from a third party and its overhead related to that product. As the Company has not established VSOE for revenue recognition related to its multiple element arrangements, the associated product costs are deferred to match cost with revenue. Deferred product cost is classified as current or long-term to correlate with the deferred revenue classification. In 2006 and 2005, commissions were expensed as incurred, as they were generally earned on the date of invoice with no correlation or recourse associated with deferred revenue.

Accounting for Share-Based Compensation

Prior to January 1, 2006, employee stock awards under the Company’s equity compensation plans were accounted for in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations rather than the alternative fair value of accounting allowed by Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based

NITROSECURITY, INC.

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2006 and for the Years Ended December 31, 2006 and 2005

2.	Summary of Significant Accounting Policies — (continued)

Compensation.” APB Opinion No. 25 provides that the compensation expense relative to the Company’s employee stock options is measured based on the intrinsic value of the stock option on the date compensation is measured, which is generally the grant date. The Company also adopted the disclosure-only provisions of SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123.”

Had compensation expense been determined based on the fair value at the grant dates for awards, computed using the minimum value method permissible under the provisions of SFAS No. 123, the Company’s net loss for the fiscal year ended December 31, 2005 would have been:

Fiscal Year
Ended
December 31,
2005

Reported net loss	$(12,083,319)
Add: Share-based employee compensation included in reported net loss	191,767
Deduct: Total share-based employee compensation expense determined under the fair value based method for all awards	(270,978)

Pro forma net loss	$(12,162,530)

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123R, “Share Based Payment,” a revision of SFAS No. 123. SFAS No. 123R requires companies to expense the fair value of employee stock options and other forms of share-based compensation. The Company adopted SFAS No. 123R effective January 1, 2006. SFAS No. 123R requires non-public companies that used the minimum value method under SFAS No. 123 for either recognition or pro forma disclosures to apply SFAS No. 123R using the prospective-transition method. In accordance with SFAS No. 123R, the Company recognized the compensation cost of employee stock-based awards granted subsequent to December 31, 2005 in the statement of operations using the straight line method over the service period of the award. Effective with the adoption of SFAS No. 123R, the Company elected to use the Black-Scholes option pricing model to determine the fair value of stock options granted.

As there has been no public market for the Company’s common stock and therefore a lack of company-specific historical and implied volatility data, the Company has determined the share price volatility for options granted based on an analysis of reported data for a peer group of companies that granted options with substantially similar terms. The expected term of options granted has been determined using the Company’s historical experience and expectations for future expected term.

Under SFAS No. 123R, compensation costs for options awarded to employees and directors are determined using the fair value amortized to expense over the service period of the awards.

NITROSECURITY, INC.

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2006 and for the Years Ended December 31, 2006 and 2005

2.	Summary of Significant Accounting Policies — (continued)

The fair value of each stock option granted during 2006 and 2005 was estimated on the date of grant using the Black-Scholes option pricing model for 2006 and the minimum value method for 2005 using the following assumptions:

	Fiscal Year Ended December 31,
	2006	2005

Risk-free interest rate	4.70%	4.05%
Expected dividend yield	0	0
Expected term	6.25 yrs	5 yrs
Expected volatility	73.54%	0

Income Taxes

Deferred tax assets and liabilities are determined based on the future effect on the temporary differences between the carrying amounts for financial statement purposes and income tax basis of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The future effect on deferred taxes of a change in tax rates or laws is adjusted for on the date of the enactment.

Deferred tax assets are recognized, net of a valuation allowance, for the estimated future tax effects of deductible temporary differences and tax credit carry-forwards. A valuation allowance against deferred tax assets is recorded when, and if, based upon available evidence, it is more likely than not that some or all deferred tax assets will not be realized.

Mandatory Redeemable Convertible Preferred Stock

The carrying value of mandatory redeemable convertible preferred stock is increased by periodic accretions so that the carrying amount will equal the “Series C Preference Amount” (as defined in the Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”)) at the redemption date. Because the Company’s Series C preferred stock is mandatory redeemable and represents an obligation to transfer assets to redeem the shares at a future date, those instruments are classified as liabilities in the accompanying financial statements. The accretion of dividends to be paid to holders of Series C preferred stock and the related fees associated with the Series C preferred stock financing are effected through a charge to interest cost (Note 8).

Recently Issued Accounting Pronouncements

In June 2006, the FASB issued Financial Accounting Standards Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprises financial statements in accordance with SFAS No. 109. “Accounting for Income Taxes.” FIN 48 prescribes a recognition and measurement method of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transactions. FIN 48 is effective beginning in the Company’s first quarter of the calendar year 2007. The Company is currently analyzing the requirements of this interpretation and anticipates that this standard will not have a material impact on its financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which is applicable for fiscal years beginning after November 15, 2007. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS No. 157 applies

NITROSECURITY, INC.

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2006 and for the Years Ended December 31, 2006 and 2005

2.	Summary of Significant Accounting Policies — (continued)

under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Although SFAS No. 157 does not require any new fair value measurements, its application may, for some entities, change current practices related to the definition of fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. The Company is currently evaluating the impact of the adoption of SFAS No. 157 and has not yet determined its impact on the financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” Under SFAS No. 159, the Company may irrevocably elect to report marketable securities, hedges and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permissible, provided that the Company has not yet issued interim financial statements for 2007 and had adopted SFAS No. 157. The Company is currently evaluating the impact of the adoption of SFAS No. 159 and has not yet determined its impact on the financial statements.

3.	Property and Equipment

	Estimated	Fiscal Year Ended
	Useful Life	December 31,
	(Years)	2006

Furniture and equipment	7	$100,676
Computer hardware	5	796,443
Computer software	3	117,458
Purchased technology	3	351,625
Leasehold improvements	Lesser of useful life or term	532,661

		1,898,863
Less: accumulated depreciation		1,047,935

Net Fixed Assets		$850,928

Depreciation expense for the years ended December 31, 2006 and 2005 was $292,298 and $383,099, respectively.

4.	Debt

Accounts Receivable Factoring

The Company entered into a third-party factor agreement on October 5, 2005 for short-term liquidity. Under the agreement, the Company was able to sell its accounts receivable to the factor at a discount from the fair market value with full recourse. The total amount of factored accounts receivable as of December 31, 2005 was $456,945, which was paid in full during 2006. The agreement was terminated during 2006.

Convertible Promissory Notes

In July 2005, the Company entered into an agreement, as subsequently amended, to borrow up to $4,500,000 under convertible promissory note agreements (the “2005 Notes”) with existing investors of the Company. The 2005 Notes were secured by substantially all of the assets of the Company, with interest at a rate of 8% per annum. Principal and accrued but unpaid interest were due and payable on the second

NITROSECURITY, INC.

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2006 and for the Years Ended December 31, 2006 and 2005

4.	Debt — (continued)

anniversary of the issuance of the 2005 Notes, unless the debt was converted into equity pursuant to their terms. At December 31, 2005, $3,850,000 was outstanding under the 2005 Notes. The notes were mandatory convertible upon the occurrence of a “qualified financing” (as defined in the 2005 Notes) at a discount of either 85% or 95% of the stated conversion price. In January 2006, as a result of the Company closing a qualified financing, the 2005 Notes and accrued interest were converted into 63,786,367 shares of Series C preferred stock.

The Company determined in accordance with the guidance of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” that the conversion feature of the 2005 Notes was not an embedded derivative and therefore should not be bifurcated from the host instrument. Since the conversion prices of the 2005 Notes were below the fair market value of the Company’s Series C preferred stock ($0.07 per share) at the time of their signing, the Company determined that a beneficial conversion feature (“BCF”) existed for the 2005 Notes and accounted for them in accordance with the guidance of the FASB’s Emerging Issues Task Force (“EITF”) Issue No. 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features of Contingently Adjustable Conversion Ratios,” and EITF Issue No. 00-27, “Application of EITF Issue No. 98-5, ‘Accounting for Convertible Securities with Beneficial Conversion Features of Contingently Adjustable Conversion Ratios,’ to Certain Convertible Instruments.”

Because the conversion right of the 2005 Notes was contingent upon the closing of a qualified financing, the conversion contingency was dependent upon the occurrence of a future event outside of the holder’s control. Accordingly, the BCF for the 2005 Notes was measured at the time of their signing, but was not recorded until January 12, 2006 when the contingency occurred. The BCF for the 2005 Notes was recorded as a charge to interest expense of approximately $510,000 at December 31, 2006 and is included in the carrying value of the Series C preferred stock.

In November and December 2006, the Company borrowed $1,000,000 under convertible promissory note agreements (the “2006 Notes”) with existing investors of the Company. The 2006 Notes have recourse to the general unsecured assets of the Company and bear interest at a rate of 8% per annum. Principal and accrued but unpaid interest is due and payable on December 31, 2007 unless earlier converted into equity pursuant to the terms of the 2006 Notes. The 2006 Notes and related interest are convertible into Series C preferred stock at 85% of the applicable conversion price. As of December 31, 2006, $1,000,000 was outstanding under the 2006 Notes.

Since the conversion price of the 2006 Notes was below the fair market value of the Company’s Series C preferred stock ($0.07 per share) at the time of their signing, the Company determined that a BCF existed for the 2006 Notes and has accounted for them in accordance with the guidance of EITF Issue No. 98-5 and EITF Issue No. 00-27. Because the 2006 Notes were convertible upon issuance, the BCF was calculated at its intrinsic value at the time of their signing. The BCF resulted in a charge to interest expense of approximately $175,000 for the year ended December 31, 2006, and is included in the carrying value of the Series C preferred stock.

5.	Reverse Stock Split

In 2006, the Company’s board of directors and its stockholders authorized and the Company effected a 1-for-20 reverse stock split of all classes and series of its capital stock. All year-end balances of the Company’s capital stock reflect the 1-for-20 reverse stock split.

NITROSECURITY, INC.

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2006 and for the Years Ended December 31, 2006 and 2005

6.	Common Stock

Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the board of directors, subject to the prior rights of other classes of stock outstanding. During 2006, no shares of common stock were issued. After the reverse stock split, and as of December 31, 2006, the Company had outstanding 772,583 shares of common stock, $0.01 par value per share. The Company is authorized to issue 35,000,000 shares of common stock.

7.	Net Loss Per Share

Net loss per share is based on the weighted average number of common shares outstanding in each year. Diluted earnings per share (“EPS”) is similar to basic EPS, except that the weighted average common shares outstanding is increased to include the additional common shares that would have been outstanding if the potential dilutive common shares, consisting of shares of those stock options for which market price exceeds exercise price, had been issued. Such common equivalent shares are excluded from the calculation of diluted EPS in loss years, as the impact is anti-dilutive. Therefore, there was no difference between basic and diluted EPS for each year presented. The number of options and warrants excluded from the calculation was 2,890,134 and 609,216 as of December 31, 2006 and 2005, respectively.

	Fiscal Year Ended December 31,
	2006	2005

Net Loss per Statements of Operations	$(10,500,236)	$(12,083,319)
Add: Series C Accretion	1,018,674	—

Adjusted net loss	(9,481,562)	(12,083,319)

Net loss per share — basic and diluted	$(12.27)	$(15.64)

Weighted average number of common and common equivalent shares outstanding — basic and diluted	772,583	772,583

8.	Convertible Preferred Stock

In January 2006, a new investor purchased 64,285,714 shares of Series C preferred stock for $4,500,000. In order to settle a dispute that arose between the investor and the Company shortly after the investment, outside investors reached an agreement in June 2006 to purchase all the investors shares whereby one existing investor purchased 12,857,143 shares for $900,000 and another existing investor purchased 51,428,571 shares for $2,400,000 in cash and a $1,200,000 promissory note, payable to the investor selling its shares.

As part of the January 2006 Series C preferred stock offering, existing investors deposited into escrow $2,650,000 for subsequent purchases of Series C preferred stock. The escrow was released in February and April 2006 and used to purchase 37,857,142 shares of Series C preferred stock at $0.07 per share. In addition, in September 2006, the Company issued 28,056,712 shares of Series C preferred stock for $1,963,970 to existing stockholders at $0.07 per share.

Concurrent with the reverse stock split previously referred to in Note 5, the Company amended the total number of authorized shares of preferred stock to 15,487,358 shares and designated 223,853 shares as Series A preferred stock, 492,422 shares as Series B preferred stock and 14,771,083 shares as Series C preferred stock. As of December 31, 2006, there were 223,853 shares of Series A preferred stock outstanding, 492,422 shares of Series B preferred stock outstanding and 9,699,290 shares of Series C preferred stock outstanding, all with a par value of $0.01 per share.

NITROSECURITY, INC.

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2006 and for the Years Ended December 31, 2006 and 2005

8.	Convertible Preferred Stock — (continued)

In February 2005, the Company had increased the total authorized preferred stock to 25,785,957 shares and designated 8,058,686 shares as Series A preferred stock and 17,727,271 shares as Series B preferred stock. Also in February 2005, the Company issued 75,000 shares of Series A preferred stock and a warrant to purchase 60,000 shares of Series A preferred stock to an investor for a combined price of $0.60 per share and corresponding warrant to purchase 0.8 of a share. In addition, in February 2005, the Company issued an aggregate of 9,848,425 shares of Series B preferred stock with corresponding warrants to purchase an aggregate of 7,878,740 shares of Series B preferred stock to investors for a combined price of $0.66 per share and corresponding warrant to purchase 0.8 of a share.

The Series A, B, and C preferred stock have the following general characteristics:

Voting

The holders of the Series A, B and C preferred stock are entitled to vote together with the holders of common stock on all matters submitted to stockholders for a vote. Each share of Series A, B and C preferred stock is entitled to the number of votes equal to the number of shares of common stock into which such share of Series A, B and C preferred stock is convertible at the time of the vote.

Dividends

The holders of Series A and B preferred stock are not entitled to dividends. The holders of Series C preferred stock are entitled to an accruing dividend of 8% of the original issue price, compounded annually, which is payable upon a liquidation, redemption, merger or automatic conversion. The 8% accrued dividends on the Series C preferred stock may be paid in cash or shares of common stock at the election of the Company. After full payment of this accruing dividend, holders of preferred stock would be entitled to share ratably with the holders of common stock, on an as-converted basis, in any excess dividends that are declared. At December 31, 2006, cumulative dividends in arrears totaled $905,527. No dividends may be declared on common stock until cumulative dividends have been paid to the holders of Series C preferred stock.

Liquidation Preference and Priority

In the event of any liquidation, dissolution or winding up of the Company, the holders of the outstanding Series A, B and C preferred stock shall receive for each share an amount equal to the original issue price of the Series A, B and C preferred stock, respectively, plus all accrued or declared unpaid dividends, payable in preference and priority to any payments to the holders of the then outstanding common stock.

Payment is made first to the holders of Series C preferred stock, second to the holders of Series B preferred stock and third to the holders of Series A preferred stock. The remaining assets of the Company will be distributed among the holders of preferred stock and common stock pro rata based on the number of shares of common stock held by each, determined on an as-converted basis.

Conversion

The Company’s Series A, B and C preferred stock is subject to automatic conversion to common stock pursuant to the automatic conversion provisions of the Certificate of Incorporation.

In January 2006, as a result of the Company’s sale of Series C preferred stock at a price of $0.07 per share, and the full ratchet anti-dilution protection afforded to the holders of Series A and B preferred stock, the new conversion price for both classes of stock is now $0.07, such that each share of Series A preferred

NITROSECURITY, INC.

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2006 and for the Years Ended December 31, 2006 and 2005

8.	Convertible Preferred Stock — (continued)

stock is now convertible into approximately 8.57 shares of common stock and each share of series B preferred stock is now convertible into approximately 9.43 shares of common stock.

Mandatory Redemption

The Series A and B preferred stock are not redeemable.

The Series C preferred stock is mandatory redeemable at any time after January 12, 2011 by a vote of a majority of the outstanding shares of Series C preferred stock. The majority holders of the Series C preferred stock are the Company’s Chief Executive Officer and Chairman of the Board and an investor who serves on the board of directors. The redemption price for each share of Series C preferred stock is equal to the greater of the Series C Preference Amount and the fair market value of each share of Series C preferred stock on the redemption date, based upon a liquidation of the Company at the “fair market value” on such date (Note 2).

9.	Warrants

In January 2006, in conjunction with the Company’s sale of Series C preferred stock, the holders of warrants to purchase Series A and B preferred stock voluntarily agreed to terminate such warrants.

In January 2006, the Company issued a warrant to purchase 1,285,714 shares of Series C preferred stock to Viant Capital LLC related to their services as a financial advisor in connection with the January 2006 Series C preferred stock offering. The warrant has an exercise price of $0.07 per share, a Black-Scholes fair market value of approximately $27,000, and is exercisable for seven years after the date of issuance. On the same date, the Company also issued a warrant to purchase 150,000 shares of Series C preferred stock to Martinez-Ayme Securities related to their services as a financial advisor in connection with the issuance of the 2005 Notes. The warrant has an exercise price of $0.07 per share, a Black-Scholes fair market value of approximately $3,000, and is exercisable for five years after the date of issuance. Since the expense related to the issuance of both warrants related to the January 2006 Series C preferred stock offering, the charge is included in the issuance cost total of $746,847.

In February 2005, the Company issued an aggregate of 9,848,425 shares of Series B preferred stock with corresponding warrants to purchase an aggregate of 7,878,740 shares of Series B preferred stock for a combined price of $0.66 per share and corresponding warrant to purchase 0.8 of a share. The warrants were exercisable for a period of five years. The Company calculated the fair value of the warrants using a Black-Scholes stock option valuation model with the following assumptions: 80% volatility, zero dividend yield, risk-free rate of 3.88% and a term of five years. The Company recorded the fair value of $2,225,596 as additional paid in capital.

10.	Stock Option Plans

In 1999, the Company adopted the 1999 Stock Option Plan (the “1999 Plan”) under which 1,600,000 shares of the Company’s common stock were initially reserved for issuance to employees, officers, directors and consultants. Options granted under the 1999 Plan were able to be granted as incentive stock options or nonqualified stock options. Options were able to be granted by the board of directors or by a committee appointed by the board. The board of directors was able to determine the period over which options became exercisable, which was generally up to three years. The options issued under the 1999 Plan generally terminated five to ten years after the date of grant. At December 31, 2006, options to purchase 1,552,000 shares of common stock were outstanding under the 1999 Plan, all of which were fully vested.

NITROSECURITY, INC.

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2006 and for the Years Ended December 31, 2006 and 2005

10.	Stock Option Plans — (continued)

In 2000, the Company adopted the 2000 Stock Option Plan (the “2000 Plan”) under which 5,000,000 shares of the Company’s common stock were initially reserved for issuance to employees, officers, directors and consultants. Options granted under the 2000 Plan were able to be granted as incentive stock options or nonqualified stock options. Options were able to be granted by the board of directors or by a committee appointed by the board. The options issued under the 2000 Plan generally terminated five to ten years after the date of grant, with vesting periods ranging from immediately to over a three-year period. At December 31, 2005, options to purchase 2,615,466 shares of common stock were outstanding under the 2000 Plan, 2,104,883 of which were fully vested.

In 2005, the Company adopted the 2005 Stock Incentive Plan (the “2005 Plan”) under which 7,500,000 shares of the Company’s common stock were initially reserved for issuance to employees, officers, directors, consultants and advisors. Awards granted under the 2005 Plan may be incentive stock options, non-statutory stock options, restricted stock or other stock-based awards. Awards may be granted by the board of directors or by a committee appointed by the board. The board of directors determines the period over which options become exercisable, which is generally three years. The exercise price of stock options may not be less than 100% of the fair market value per share of the Company’s common stock on the grant date. The options issued under the 2005 Plan generally terminate ten years after the grant date.

In October 2006, the Company offered its option holders the opportunity to amend the exercise price of their outstanding options with an exercise price greater than $0.03 per share to the then-current fair market value. In accordance with SFAS No. 123R, the before and after repricing fair market values were quantified and the associated costs will be reflected in the financial statements over the remaining term of the repriced options. The impact of this amendment was $14,000, which has been reflected as a charge to operations in the Company’s statement of operations for the fiscal year ended December 31, 2006.

The following table summarizes the activity under all of the Company’s stock option plans for the year ended December 31, 2006:

	Number of	Weighted Average
	Options*	Exercise Price

Outstanding — December 31, 2005	542,655	$1.26
Granted	4,054,976	0.35
Exercised	—	—
Canceled	(1,774,058)	0.24

Outstanding — December 31, 2006	2,823,573	0.60

Exercisable at end of period	476,482	$0.60

(*All amounts reflect the 1-for-20 reverse stock split)

The weighted average fair value of stock options granted during the year ended December 31, 2006, calculated using the Black-Scholes option-pricing model, was approximately $0.42.

NITROSECURITY, INC.

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2006 and for the Years Ended December 31, 2006 and 2005

10.	Stock Option Plans — (continued)

The following table summarizes information about stock options outstanding at December 31, 2006:

	Options Outstanding			Options Exercisable
		Weighted			Weighted
		Average			Average
		Remaining	Weighted		Exercise
		Contractual	Average	Number of	Price Per
	Number	Life	Exercise	Shares	Share
Range of Exercise Price	Outstanding	(Years)	Price	Exercisable	Exercisable

$0.40	20,363	1.03	$0.40	20,363	$0.40
0.60	2,803,210	8.51	$0.60	456,119	$0.60

	2,823,573	8.46	$0.60	476,482	$0.59

The aggregate intrinsic value of both total outstanding and the vested and exercisable options at December 31, 2006 was $4,073.

The following table summarizes the status of the Company’s unvested equity awards as of December 31, 2006:

	Number of	Weighted Average
	Shares*	Fair Value

Balance as of December 31, 2005	276,880	$0.62
Granted	4,054,976	0.42
Vested	(313,814)	0.46
Forfeited	(1,670,951)	0.42

Balance as of December 31, 2006	2,347,091	$0.43

(*All amounts reflect the 1-for-20 reverse stock split)

As of December 31, 2006, there was $781,875 of unrecognized compensation cost related to unvested share based compensation granted by the Company. This cost is expected to be recognized over a weighted-average period of 1.6 years.

No stock options were exercised in 2006 or 2005, and accordingly, no cash was received and no tax benefit was recorded.

11.	Income Taxes

The Company has reported a net loss since inception. This loss has not resulted in a reported tax benefit because management cannot yet determine if the benefits related to the deferred tax assets will be realized. The Company has federal net operating loss carryovers aggregating approximately $27.2 million and $18.3 million at December 31, 2006 and 2005, respectively, that may be used to offset future taxable income through 2026.

Utilization of net operating loss carry forwards may be subject to a substantial annual limitation due to ownership change limitations that could occur in the future as provided by Section 382 of the Internal Revenue Code of 1986, as amended, and similar state provisions. In general, an ownership change, as defined in Section 382, results from transactions which increase the ownership of certain 5% or greater stockholders or public groups in the stock of a corporation by more than 50% over a three-year period. Since the Company’s formation, the Company has raised capital through the issuance of capital stock on several occasions which, combined with the purchasing stockholders’ subsequent disposition of those shares, may have resulted in a

NITROSECURITY, INC.

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2006 and for the Years Ended December 31, 2006 and 2005

11.	Income Taxes — (continued)

change of control, as defined in Section 382, or could result in a change of control in the future upon subsequent disposition. The Company has not done a study to assess whether a change of control has occurred. If the Company has experienced a change of control at any time since formation, or experiences a change of control in the future, utilization of the net operating loss carry forwards would be subject to an annual limitation under Section 382. Any limitation may result in expiration of all or a portion of the net operating loss carry forwards before utilization.

The Company is subject to U.S. federal income tax, as well as income tax of certain state jurisdictions in which it operates. The Company has not been audited by the Internal Revenue Service.

12.	Commitments and Contingencies

Capital Leases

The Company has entered into lease agreements for certain assets that have been financed under capital leases.

As of December 31, 2006, future minimum payments due under the capital leases were:

2007	$49,909
2008	13,567

63,476
Less imputed interest	8,541

54,935
Less current portion	42,008

$12,927

Operating Leases

The Company leases its principal office facilities in Portsmouth, NH under operating leases that, with respect to various portions, are month-to-month, expire in March 2008 or expire in October 2010. Rental payments are fixed for each fiscal year and are indexed for inflation. The Company is additionally obligated to pay certain incremental operating expenses over the base rent. The Company also leases office space in two other cities in the United States. All such leases expire on or before October 2010.

Approximate future minimum annual rental commitments under operating leases as of December 31, 2006 are as follows:

2007	$172,000
2008	80,000
2009	69,000
2010	58,000

$379,000

13.	Related Party Transactions

The Company’s current President, Chief Executive Officer and Chairman of the Board is co-founder and a partner in a venture capital firm, which is a significant stockholder of the Company.

NITROSECURITY, INC.

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2006 and for the Years Ended December 31, 2006 and 2005

13.	Related Party Transactions — (continued)

A member of the board of directors is also a managing director of a corporation, which manages entities that are collectively a significant stockholder of the Company. The Company has relied upon the professional qualifications of this board member with respect to the valuation of the Company’s common stock for share-based awards in 2006.

The Company’s Executive Vice President of Business Development, formerly the Chief Executive Officer and President, beneficially owns shares of Series A preferred stock of the Company through Trunity, LLC. A member of his family is affiliated with Wilson-Davis & Co., Inc. (“Wilson-Davis”), which was engaged by the Company to act as a financial advisor in connection with a private placement that had an initial closing in April 2007. The Company paid Wilson-Davis a fee of 5% of all funds raised in the April 2007 private placement from investors contacted by Wilson-Davis.

14.	Subsequent Events

Bridge Loans

In January and February 2007, the Company borrowed $1,000,000 under convertible promissory note agreements (the “2007 Notes”) with existing investors of the Company. The 2007 Notes had recourse to the general unsecured assets of the Company and bore interest at a rate of 8% per annum. Principal and accrued but unpaid interest was due and payable on December 31, 2007 unless earlier converted into equity pursuant to the terms of the 2007 Notes. In April 2007, the 2007 Notes and related interest were converted into 853,042 shares of Series C preferred stock.

Private Placement

In April and May 2007, the Company closed a private placement under which $1,452,515 of cash was received, net of expenses of $265,552, and 1,227,191 shares of Series C preferred stock were issued.

Secured Debt Facility and Convertible Notes

In July and August 2007, the Company borrowed $2,000,000 pursuant to a secured debt facility, which has a term of three years. In addition, the Company borrowed an additional $2,000,000 under convertible promissory note agreements with existing investors of the Company.

15.	Restatement

Subsequent to the issuance of the Company’s 2006 financial statements, it was determined that the correct useful lives had not been used in depreciating certain leasehold improvements. The Company has restated the accompanying financial statements for the fiscal years ended December 31, 2006 and 2005 to correctly reflect depreciation expenses. The result of this correction was additional depreciation expenses of approximately $80,000 and $59,000, net of income taxes, for the fiscal years ended December 2006 and 2005, respectively.

1,750,000 Units

PROSPECTUS

PAULSON INVESTMENT COMPANY, INC.

          , 2007

Dealer Prospectus Delivery Obligation

Until          , 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in our units, whether or not participating in this offering, may be required to make available a prospectus. This is in addition to the obligation of dealers to make available a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.	Indemnification of Directors and Officers

Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our restated certificate of incorporation provides that none of our directors shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our restated certificate of incorporation provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer of ours, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our restated certificate of incorporation provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer of ours, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee or, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

We have entered into indemnification agreements with three of our four directors and intend to enter into indemnification agreements with each of our director-nominees and executive officers. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of his service as one of our directors or executive officers, or any other company or enterprise to which the person provides services at our request.

We maintain a general liability insurance policy that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us, within the meaning of the Securities Act, against certain liabilities.

Item 25.	Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the SEC registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee.

Amount

SEC registration fee	$1,690
FINRA filing fee	6,004
NASDAQ Capital Market listing fee	50,000
Printing expenses	150,000
Accounting fees and expenses	215,000
Legal fees and expenses	675,000
Transfer agent and registrar fees and expenses	65,000
Miscellaneous	87,306

Total Expenses	$1,250,000

Item 26.  Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of common stock and preferred stock and warrants to purchase common stock and preferred stock issued, and options granted, by us within the past three years. Also included is the consideration, if any, received by us for such shares and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed. Certain of the transactions described below involved directors, executive officers and 5% stockholders of ours and their respective affiliates. See “Certain Relationships and Related Transactions.”

(a)	Issuances of Capital Stock and Warrants to Purchase Capital Stock

(1) From July 6, 2004 to September 21, 2004, we issued an aggregate of 81,333 shares of common stock and corresponding warrants to purchase shares of common stock to seven investors for an aggregate purchase price of $975,999.60. Each share of common stock was sold with a corresponding warrant to purchase 0.8 shares of common stock for an aggregate purchase price of $12.00. In connection with the initial closing of our Series A preferred stock financing on November 9, 2004, each of these investors accepted our offer to allow them to rescind such investment in our common stock and to instead apply their investment amounts to the purchase of the same number of shares of Series A preferred stock and warrants to purchase Series A preferred stock. All of the warrants to purchase shares of Series A preferred stock were terminated on January 12, 2006 in connection with the initial closing of our Series C preferred stock financing. Upon the effectiveness of this registration statement, these shares of Series A preferred stock will automatically convert into 99,589 shares of our common stock.

(2) On November 9, 2004, we issued an aggregate of 130,743 shares of Series A preferred stock and corresponding warrants to purchase shares of Series A preferred stock to fourteen investors for an aggregate purchase price of $1,569,000. Each share of Series A preferred stock was sold with a corresponding warrant to purchase 0.8 shares of Series A preferred stock for an aggregate purchase price of $12.00. All of the warrants to purchase shares of Series A preferred stock were terminated on January 12, 2006 in connection with the initial closing of our Series C preferred stock financing. Upon the effectiveness of this registration statement, these shares of Series A preferred stock will automatically convert into 160,089 shares of our common stock.

(3) On November 9, 2004, we also issued an aggregate of 6,890 shares of Series A preferred stock and corresponding warrants to purchase shares of Series A preferred stock to two investors for an aggregate purchase price of $82,697. Each share of Series A preferred stock was sold with a corresponding warrant to purchase 0.8 shares of Series A preferred stock for an aggregate purchase price of $12.00. The funds used to purchase such securities had previously been invested in another entity, but were withdrawn from such other entity and used to purchase our securities in connection with certain key employees leaving the employment of such other entity and joining us. All of the warrants to purchase shares of Series A preferred stock were terminated on January 12, 2006 in connection with the initial closing of our Series C preferred stock financing. Upon the effectiveness of this registration statement, these shares of Series A preferred stock will automatically convert into 8,436 shares of our common stock.

(4) On November 30, 2004, we issued 4,877 shares of Series A preferred stock and a warrant to purchase 3,902 shares of Series A preferred stock to Lindquist & Vennum P.L.L.P. as compensation for their services as our corporate counsel. The warrant to purchase shares of Series A preferred stock was terminated on January 12, 2006 in connection with the initial closing of our Series C preferred stock financing. Upon the effectiveness of this registration statement, these shares of Series A preferred stock will automatically convert into 5,971 shares of our common stock.

(5) On December 31, 2004, we issued warrants to purchase an aggregate of 533 shares of our common stock with exercise prices of $84.00 (which have since been amended to $4.20 per share) to seven individuals. These warrants were issued in return for the recipients guaranteeing a bank loan for us.

(6) On February 8, 2005, we issued a warrant to purchase 412 shares of our common stock with an exercise price of $87.50 to a single investor in connection with the settlement of a lawsuit.

(7) On February 22, 2005, we issued an aggregate of 492,413 shares of Series B preferred stock and corresponding warrants to purchase shares of Series B preferred stock to twenty-six investors for an aggregate purchase price of $6,499,960.50. Each share of Series B preferred stock was sold with a corresponding warrant to purchase 0.8 shares of Series B preferred stock for an aggregate purchase price of $13.20. All of the warrants to purchase shares of Series B preferred stock were terminated on January 12, 2006 in connection with the initial closing of our Series C preferred stock financing. Upon the effectiveness of this registration statement, these shares of Series B preferred stock will automatically convert into 663,237 shares of our common stock.

(8) In July, November and December 2005, we issued convertible secured promissory notes to twelve investors in an aggregate principal amount of $3,850,000. The promissory notes bore interest at an annual rate of 8% and converted into an aggregate of 3,189,314 shares of Series C preferred stock on January 12, 2006 in connection with the initial closing of our Series C preferred stock financing. The promissory notes issued in July 2005 (representing $2,350,000 of the aggregate principal amount) converted into Series C preferred stock at a discount of 15% off the per share sales price for Series C preferred stock ($1.19 after the discount) and the promissory notes issued in November and December 2005 (representing $1,500,000 of the aggregate principal amount) converted at a 5% discount ($1.33 after the discount). Upon the effectiveness of this registration statement, these shares of Series C preferred stock will automatically convert into 455,617 shares of our common stock. We paid a commission of $26,250 to Martinez-Ayme Securities in connection with the issuance of the promissory notes, which was equal to 5% of all of the funds raised from investors that Martinez-Ayme Securities had contacted.

(9) On January 12, 2006, we issued 3,214,287 shares of Series C preferred stock at $1.40 per share to one investor for an aggregate purchase price of $4,499,999.98. Upon the effectiveness of this registration statement, these shares of Series C preferred stock will automatically convert into 459,183 shares of our common stock. In connection with the closing of this investment, we paid Viant Capital LLC a fee of $400,000 and issued them a warrant to purchase 64,285 shares of Series C preferred stock with an exercise price of $1.40 per share. We also issued Martinez-Ayme Securities a warrant to purchase 7,500 shares of Series C preferred stock with an exercise price of $1.40 per share in connection with the conversion into Series C preferred stock of the promissory notes issued in July 2005. The number of shares of Series C preferred stock underlying the warrants issued to each of Viant Capital LLC and Martinez-Ayme Securities was determined by dividing the number that was equal to 2% of all of the funds raised from investors that Viant Capital LLC and Martinez-Ayme Securities had respectively contacted, by the $1.40 per share price of Series C preferred stock. These two warrants will expire upon the effectiveness of this registration statement if they are not exercised prior to such time. If they have been exercised in full, the shares of Series C preferred stock acquired upon such exercise would automatically convert into 10,254 shares of our common stock.

(10) In connection with the initial closing of our Series C preferred stock financing on January 12, 2006, five investors placed an aggregate of $2,650,000 in escrow, which was only to be released and used to purchase shares of Series C preferred stock if we had not sold such amount of Series C preferred stock in a rights offering to our other stockholders by certain dates. We did not sell any additional shares of Series C preferred stock by those given dates, which resulted in $999,999.98 of the escrow being released on February 27, 2006 and being used to purchase an aggregate of 714,283 shares of Series C preferred stock at $1.40 per share, and $1,649,999.96 of the escrow being released on April 12, 2006 and being used to purchase an aggregate of 1,178,572 shares of Series C preferred stock at $1.40 per share. Upon the effectiveness of this registration statement, these shares of Series C preferred stock will automatically convert into 270,408 shares of our common stock.

(11) On September 8, 2006, we completed a rights offering to our stockholders and issued 1,402,834 shares of Series C preferred stock at $1.40 per share to fourteen investors for an aggregate purchase price of $1,963,969.84. Upon the effectiveness of this registration statement, these shares of Series C preferred stock will automatically convert into 200,402 shares of our common stock.

(12) In November and December 2006, we issued convertible unsecured promissory notes to five investors in an aggregate principal amount of $1,000,000. The promissory notes bear interest at an annual rate of 8% and are convertible into Series C preferred stock at a discount of 15% off the per share sales price for Series C preferred stock ($1.19 after the discount). The principal and interest due under these promissory notes will be converted into shares of Series C preferred stock immediately prior to the effectiveness of this registration statement, which will then be automatically converted into shares of our common stock upon such effectiveness. Assuming that such effectiveness occurs on November 30, 2007, we will issue an aggregate of 129,308 shares of our common stock to the five investors upon conversion of these promissory notes.

(13) In January 2007, we issued convertible unsecured promissory notes to five investors in an aggregate principal amount of $1,000,000. The promissory notes bore interest at an annual rate of 8% and were convertible into Series C preferred stock at a discount of 15% off the per share sales price for Series C preferred stock ($1.19 after the discount). The aggregate principal amount of the promissory notes (plus $15,119.98 of accrued interest) was converted into 853,042 shares of Series C preferred stock on April 25, 2007 in connection with the initial closing of our Series C preferred stock private placement. Upon the effectiveness of this registration statement, these shares of Series C preferred stock will automatically convert into 121,860 shares of our common stock.

(14) In April and May 2007, we conducted a private placement of our Series C preferred stock and issued 1,227,191 shares of Series C preferred stock at $1.40 per share to twenty-six investors for an aggregate purchase price of $1,718,067.40. Upon the effectiveness of this registration statement, these shares of Series C preferred stock will automatically convert into 175,306 shares of our common stock. We paid a commission of $31,302.53 to Wilson-Davis & Co., Inc. in connection with the private placement, which was equal to 5% of all of the funds raised from investors that Wilson-Davis & Co. had contacted. We also paid a commission of $79,201.78 to Martinez-Ayme Securities in connection with the private placement, which was equal to 10% of all of the funds raised from investors that Martinez-Ayme Securities had contacted.

(15) On July 31, 2007, we issued BlueCrest Capital Finance, L.P. a warrant to purchase 142,858 shares of Series C preferred stock with an exercise price of $1.40 per share in connection with our entering into a three-year debt facility with them. This warrant will expire upon the effectiveness of this registration statement if it is not exercised prior to such time. If it has been exercised in full, the shares of Series C preferred stock acquired upon such exercise would automatically convert into 20,408 shares of our common stock.

(16) In July 2007, we issued convertible unsecured promissory notes to five investors in an aggregate principal amount of $2,000,000. The promissory notes bear interest at an annual rate of 8% and are convertible into Series C preferred stock at a discount of 15% off the per share sales price for Series C preferred stock ($1.19 after the discount). All of the principal and interest due under these promissory notes will become due upon the closing of this offering and will be paid out of the proceeds.

(17) Each share of our Series C preferred stock accrues a dividend at an annual rate of 8% of the original issue price of the Series C preferred stock. The dividend accrues from the date that we originally issued each share and is compounded annually. The original issue price of our Series C preferred stock is defined as $1.40 in our restated certificate of incorporation that will be in effect prior to the effectiveness of this registration statement. Upon the effectiveness of this registration statement, the dividend may be paid in cash or shares of Series C preferred stock based on the then-current conversion price for the Series C preferred stock (which shares will then be immediately converted into shares of common stock as a result of the automatic conversion of our preferred stock into common stock upon such effectiveness). We have elected to pay the dividend in the form of shares. As a result, assuming such effectiveness occurs on November 30, 2007, we will issue an aggregate of 214,630 shares of our common stock to previous holders of Series C preferred stock as payment for the accrued dividend.

The securities described in this paragraph (a) were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act, and, in the case of items 7 through 16 above, Rule 506 of Regulation D promulgated thereunder relative to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required.

(b)	Stock Option Grants

During the period beginning November 1, 2004 through September 30, 2007, we granted stock options to purchase an aggregate of 504,286 shares of our common stock to employees, directors, consultants and advisors pursuant to our 1999 Stock Option Plan, 2000 Stock Option Plan and 2005 Stock Incentive Plan. These stock options were granted with exercise prices ranging from $2.80 to $84.00 per share, not taking into account the offer to reprice that we made to all of our option holders as of October 6, 2006 who held stock options with exercise prices higher than $4.20 per share. An aggregate of 9,029 shares of common stock were issued upon the exercise of stock options for an aggregate consideration of $37,924.80 from November 1, 2004 through September 30, 2007. The shares of common stock issued upon exercise of stock options are deemed restricted securities for the purposes of the Securities Act.

The sale and issuance of the securities described in this paragraph (b) were deemed to be exempt from registration under the Securities Act in reliance on the exemption provided by Section 4(2) of the Securities Act or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701.

Item 27.  Exhibits

The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

Item 28.  Undertakings

The undersigned Registrant hereby undertakes to:

(1) file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(a) include any prospectus required by Section 10(a)(3) of the Securities Act;

(b) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in this registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(c) include any additional or changed material information on the plan of distribution;

(2) for determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering;

(3) file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering; and

(4) for determining liability of the undersigned Registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(a) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 of the Securities Act;

(b) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(c) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(d) Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) for determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective; and

(2) for determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

SIGNATURES

In accordance with the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Portsmouth, State of New Hampshire, on November 9, 2007.

NITROSECURITY, INC.

By:	/s/ Kenneth R. Levine
Kenneth R. Levine
President and Chief Executive Officer

In accordance with the requirements of the Securities Act, this registration statement was signed by the following persons in the capacities and on the dates stated.

Signature		Title	Date

/s/ Kenneth R. Levine Kenneth R. Levine		President, Chief Executive Officer and Chairman of the Board(Principal Executive Officer)	November 9, 2007

/s/ John M. Parsons John M. Parsons		Chief Financial Officer and Treasurer(Principal Financial Officer andPrincipal Accounting Officer)	November 9, 2007

* Howard D. Stewart		Executive Vice President of Engineering and Director	November 9, 2007

* Norman J. Rice, III		Director	November 9, 2007

* Howard S. Smith		Director	November 9, 2007

*By:	/s/ Kenneth R. Levine Kenneth R. LevineAttorney-in-Fact

EXHIBIT INDEX

Exhibit
No.		Description

1		Form of Underwriting Agreement
3	.1**	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect
3.2		Form of Restated Certificate of Incorporation of the Registrant to be effective prior to the effectiveness of this registration statement
3.3		Form of Restated Certificate of Incorporation of the Registrant to be effective following the effectiveness of this registration statement
3	.4**	Amended and Restated By-Laws of the Registrant, as currently in effect
3.5		Form of Amended and Restated By-Laws of the Registrant to be effective following the effectiveness of this registration statement
4.1		Form of common stock certificate
4.2		Form of warrant to purchase shares of common stock (included in Exhibit 4.4)
4.3		Form of unit certificate
4.4		Form of Warrant Agreement between the Registrant and its warrant agent
4.5		Form of underwriters’ warrant
5.1		Opinion of Wilmer Cutler Pickering Hale and Dorr LLP
5.2		Opinion of Stoel Rives LLP
10	.1**	1999 Stock Option Plan
10	.2**	Incentive Stock Option Agreement under the 1999 Stock Option Plan, dated January 1, 2004, between the Registrant and Howard D. Stewart
10	.3**	2000 Stock Option Plan
10	.4**	Incentive Stock Option Agreements under the 2000 Stock Option Plan between the Registrant and Howard D. Stewart, dated October 15, 2004, and between the Registrant and Terry B. Christensen, dated June 1 and October 15, 2004.
10	.5**	2005 Stock Incentive Plan, as amended
10.6		Stock Option Agreements under the 2005 Stock Option Plan between the Registrant and Terry B. Christensen, dated February 21 and July 1, 2005, between the Registrant and Seth A. McClead, dated February 21, 2005, between the Registrant and Kenneth R. Levine, dated February 21, 2005, and between the Registrant and Salo K. Fajer, dated February 21, 2005.
10	.7**	Form of Incentive Stock Option Agreement under the 2005 Stock Incentive Plan
10	.8**	Form of Nonstatutory Stock Option Agreement under the 2005 Stock Incentive Plan
10.9		2007 Stock Incentive Plan
10.10		Form of Incentive Stock Option Agreement under the 2007 Stock Incentive Plan
10.11		Form of Nonstatutory Stock Option Agreement under the 2007 Stock Incentive Plan
10	.12**	Form of Warrant to Purchase Common Stock issued by the Registrant prior to the closing of the offering, together with a schedule of holders and material terms
10	.13**	Warrant to Purchase Series C Convertible Preferred Stock, dated January 12, 2006, issued by the Registrant to Viant Capital LLC
10	.14**	Warrant to Purchase Series C Convertible Preferred Stock, dated January 12, 2006, issued by the Registrant to Martinez-Ayme Securities
10	.15**	Warrant to Purchase Series C Convertible Preferred Stock, dated July 31, 2007, issued by the Registrant to BlueCrest Capital Finance, L.P.
10	.16**	Loan and Security Agreement, dated July 31, 2007, by and between the Registrant and BlueCrest Capital Finance, L.P.
10	.17**	Employment Agreement, dated as of July 12, 2007, by and between the Registrant and John M. Parsons

Exhibit
No.		Description

10	.18**	Full-Time Permanent Engagement Resources Agreement, dated as of July 12, 2007, by and between the Registrant and Tatum, LLC
10	.19**	Employment Agreement, dated as of December 1, 2004, by and between the Registrant and Howard D. Stewart
10	.20**	Transition Agreement, dated as of February 15, 2006, by and between the Registrant and Terry B. Christensen
10	.21**	Lease, dated as of July 5, 2004, between the Registrant and Dornoch, LLC, as amended by First Amendment to Lease, dated as of November 8, 2004
10	.22**	Sublease, dated as of November 9, 2004, by and between the Registrant and Citizens Securities, Inc., as amended by Sublease Amendment, dated as of January 17, 2005
10	.23**	Commercial Lease and Deposit Receipt, dated as of August 4, 2004, between the Registrant and Gerald F. and A. Winn
10	.24**	Commercial Lease and Deposit Receipt, dated as of August 19, 2005, between the Registrant and Gerald F. and A. Winn
10	.25**	Lease, dated as of December 31, 2004, between the Registrant and TMT Reston I & II, Inc., together with Consent to Assignment of Lease, dated as of February 18, 2005
10.26		Form of Director and Executive Officer Indemnification Agreement
10.27		Amended and Restated Registration Agreement, dated as of January 12, 2006, by and among the Registrant and the parties listed therein, as amended, and related Joinder Agreements
10	.28**	Convertible Non-Transferable Notes Due December 31, 2007 issued by the Registrant on November 21, 2006 and December 22, 2006
10	.29**	Convertible Promissory Notes Due June 30, 2008 issued by the Registrant on July 31, 2007
10.30		Separation Agreement, dated as of October 9, 2007, by and between the Registrant and Terry B. Christensen
16	.1**	Letter from Vitale, Caturano & Company, Ltd. to the Securities and Exchange Commission, dated August 9, 2007
16	.2**	Letter from Cooper Norman & Co. to the Securities and Exchange Commission, dated July 27, 2007
23.1		Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)
23.2		Consent of Carlin, Charron & Rosen, LLP
23	.3**	Consent of Mirus Capital Advisors, Inc.
23.4		Consent of Robert A. Angell, III
23.5		Consent of Paul G. Paget, Jr.
23.6		Consent of Arthur R. Roldan
23.7		Consent of Stoel Rives LLP (included in Exhibit 5.2)
24	.1**	Powers of Attorney (included on signature page)

**	Previously Filed